MERCURY
GENERAL CORPORATION

revup

Speed and Agility



Mercury General Corporation | 2023 Annual Report

Teamwork

Much like the specialists in a pit crew, each of our employees brings his or her own set of diverse skills and expertise to the table. Each contributing a crucial element to the overall success of our company.

Trust forms the foundation, allowing employees to rely on their colleagues to fulfill their roles with precision. Just as a pit crew works to optimize a race car's performance, our employees collaborate to enhance our company's productivity and success.



Core Values

We do the right thing
We put people first. We treat people the way we want to be treated.

We own it
We act with initiative and passion, balancing decisiveness and attention to detail to drive results.

We seek a better way
We are explorers discovering new paths forward. We overcome challenges with bold and creative solutions and learn from every step.

We move quickly
We move with "Mercurian" speed. We swiftly put ideas into action and rapidly adapt in a changing world.



Letter to Shareholders

Our number one priority in 2023 was to improve profitability. And although we are pleased to report our operating results improved in 2023, we have more work to do. The two components of operating income, investment income and underwriting margin, both improved in 2023. Investment income increased significantly and while our underwriting margin improved, it was still significantly lower than our 4% target margin as continued inflation, increasing frequency, delays in obtaining rate increases in California, our largest market, and the highest Catastrophe losses, net of reinsurance, in the Company's history partially offset the rate and non-rate actions we took to improve profitability. However, as we discuss below, the full year 2023 results do not paint a full picture as our results in the second half of 2023 were significantly better than the first half of 2023. We believe we are well positioned going into 2024 to continue to improve our results.

In California, it's the hardest market we have seen in a long time. Some carriers stopped writing new Automobile and Homeowners business while some have limited the amount of business they write. Delays in obtaining regulatory approval for rate increases and the inability to include reinsurance costs in Homeowners rates or use wildfire models for Catastrophe losses in rate filings contributed to the hard market. However, the California Department of Insurance (DOI) began approving rate increases in 2023. Consequently, we expect the market to soften somewhat during 2024 as carriers get rate adequate. In addition to approving rate increases, the DOI has committed to making changes to improve market conditions. We will monitor the DOI's plan to improve market conditions and will take appropriate actions as necessary.

We posted operating income of $0.30 per share in 2023 compared to an operating loss of $2.30 per share in 2022. The improvement in operating earnings was due to a reduction in the combined ratio from 108.7% in 2022 to 105.4% in 2023, and an increase in after-tax investment income of $54 million, from $146.2 million in 2022 to $200.2 million in 2023. Contributing to the reduction in the combined ratio in 2023 was $36 million of favorable reserve development compared to $47 million of unfavorable reserve development in 2022. Better results in our Private Passenger and Commercial Automobile lines of business was the primary reason for the improvement in the combined ratio. The improvement in our Private Passenger and Commercial Automobile combined ratio was partially offset by worse results in our Homeowners and Commercial Property lines of business. Our Homeowners line of business was significantly impacted by the highest Catastrophe losses, net of reinsurance, in Company history. Catastrophe losses of $239 million in 2023 were significantly higher than the $102 million of Catastrophe losses in 2022. Although our combined ratio was 105.4% in 2023, it improved significantly as the year progressed from the combination of rate increases earning in and lower Catastrophe losses during the second half of 2023. Our combined ratio in the first half of 2023 was 112.9% compared to 98.6% in the second half of 2023.



Combined Ratio vs. Industry
(In percent)

Legend: ■ Mercury General ■ U.S. Industry

- 19: Mercury General 98.2%, U.S. Industry 98.1%
- 20: Mercury General 88.3%, U.S. Industry 90.5%
- 21: Mercury General 96.0%, U.S. Industry 100.7%
- 22: Mercury General 110.3%, U.S. Industry 111.7%
- 23: Mercury General 103.0%, U.S. Industry 109.5%

*Industry data for 2023 is a published estimate.

Source for Industry Data: A.M. Best Company, for Private Passenger Automobile line of all Property and Casualty insurance companies.

Combined Ratio for Mercury General: for Private Passenger Automobile line of business only for comparison with the industry ratio.

In last year's letter to shareholders, we said we expected to improve our Private Passenger Automobile profitability in 2023, but still have a combined ratio over 100% as rate increases take time to earn in. Our expectations came to fruition as our Private Passenger Automobile combined ratio was 103% in 2023 compared to 110.3% in 2022. The significant improvement in our Private Passenger Automobile combined ratio was primarily due to rate increases and non-rate actions. In California, we implemented two 6.9% rate increases, one in March of 2023 and one in July of 2023. The combination of the two rate increases, and our non-rate actions helped offset increases in frequency and severity. California frequency increased by 1% and severity increased by 7% in 2023, lower than the 5% and 12% increases in frequency and severity, respectively, in 2022. In February 2024 we implemented a 20.7% rate increase in our California Private Passenger Automobile line of business that will have a positive impact on profitability in 2024. In states outside of California, we increased Private Passenger Automobile rates by 22.7% in 2023. We expect our Private Passenger Automobile profitability to improve in 2024 as rate increases continue to earn in. Premiums written in our Private Passenger Automobile line increased 9.3% in 2023. The increase in premiums written was primarily due to higher average premiums from rate increases. We expect our Private Passenger Automobile premiums written to increase in 2024 primarily from higher average rates.

Our Homeowners combined ratio increased from 104% in 2022 to 108% in 2023. Catastrophe losses added 18.2 points to our Homeowners combined ratio in 2023 compared to 8.8 points in 2022. In May 2023 we implemented a 12.6% rate increase in our California Homeowners line of business and an additional 6.99% rate increase was recently approved by the California DOI. We expect to implement the 6.99% rate increase in May of 2024. California Homeowners premiums written represents about 71% of total Homeowners premiums written and 17% of Companywide premiums written. Outside of California we increased Homeowners rates significantly in 2023. Companywide Homeowners premiums written grew 18% in 2023 to $1,042 million. The increase in premiums written was higher than expected as we anticipated a slowdown in new business from rate increases. However, the market remained hard during 2023 resulting in new business being up slightly from 2022. We expect premium growth in our Homeowners line in 2024 from rate increases and expect profitability to improve, barring Catastrophe losses exceeding our expectations, as higher average premiums should more than offset an increase in expected losses.

Direct Premiums Written by Line of Business
(In percent)



Private Passenger Automobile
62.4%

Homeowners
24.5%

Commercial Automobile
7.6%

Commercial Multi-Peril
2.3%

All Other
3.2%

Operating Leverage
(Net Premiums Written/Policyholders' Surplus as ratio)



19	20	21	22	23
2.4	2.0	2.1	2.7	2.7

Net Premiums Written - Companywide
(In millions)



Year	Amount
14	$2,841
15	$2,999
16	$3,156
17	$3,216
18	$3,496
19	$3,732
20*	$3,612
21	$3,855
22	$3,978
23	$4,464

*Net premiums written for 2020 includes approximately $128 million of premium refunds to our eligible policyholders under the Mercury Giveback program due to reduced driving and business activities following the Covid-19 pandemic.

Trading Range of Stock
(In dollars)



Year	Low	High
19	$46.69	$65.22
20	$33.45	$55.71
21	$50.37	$67.88
22	$27.89	$56.94
23	$26.15	$40.32

We monitor and manage our Catastrophe exposure from California wildfires and other Catastrophes by limiting our concentration in certain areas of a state, utilizing tools to better underwrite individual properties, and utilizing reinsurance. In 2023 we increased our Catastrophe reinsurance coverage. The total reinsurance limit purchased increased from $936 million in the prior period to $1,111 million for the July 2023 through June 2024 period. We retain 100% of losses under $100 million and we participate in 95% of losses between $100 million and $140 million. Total annual premiums on the new reinsurance program are approximately $99 million. We don't expect material changes to the retention or limits we purchase when we renew our reinsurance treaty in July 2024, but it will depend on pricing.

Although our Commercial Automobile combined ratio improved in 2023 to 111.2% from 116% in 2022, the results were unacceptable. We are increasing rates to improve results. We implemented a 12.8% rate increase in our California Commercial Automobile line of business in February of 2023 and a 14.9% rate increase in October of 2023. In addition, we have a 14.9% rate increase pending approval with the DOI. California Commercial Automobile premiums written represents 71% of total Commercial Automobile premiums written. Premiums written in our Commercial Automobile line were $347 million in 2023, a 25% increase over 2022. We expect to grow our Commercial Automobile premiums in 2024 and expect the combined ratio to improve significantly from rate increases earning in and non-rate actions.

Our California Commercial Multi-Peril line of business results deteriorated significantly in 2023. Our combined ratio increased to 163% in 2023 from 126% in 2022. Unfavorable reserve development of $43 million added 43 points to the 2023 combined ratio. Most of our California Commercial Multi-Peril business is habitational business. We have experienced an increase in both the frequency and severity of habitational claims over the past few years. To improve results, we are increasing rates and non-renewing unprofitable risks. Premiums written declined 6% to $94 million from $100 million in 2022 primarily from the non-renewal of unprofitable risks and the tighter underwriting of new risks. We implemented a 9.7% rate increase in late 2023 and have a 17.8% rate increase pending approval with the DOI. We expect flat premiums written in 2024 as rate increases should be offset by lower new and renewal business volume. However, we expect our combined ratio to improve significantly in 2024 from rate increases and the continued non-renewal of unprofitable business.

Companywide premiums earned and written increased 8.1% and 12.2%, respectively, from 2022. The increase in net premiums earned and written was primarily due to higher average premiums from rate increases partially offset by a reduction in the number of Private Passenger Automobile policies written in California. We expect Companywide premiums written to grow in 2024 primarily from rate increases.



Our primary means of competing is by offering a competitively priced product with excellent service. We do that through our talented team members by executing on the fundamentals of the business: accurate and efficient claims handling, proper pricing and segmentation, partnering with the right agents, thorough underwriting, expense management and making it easy to do business with us. In 2023, we continued to invest in various initiatives to improve our execution of the fundamentals of the business, including investments in customer experience, technology, improved claims and underwriting processes, improved pricing segmentation and changes in how we compensate our agent partners. We also completed the migration of our California Private Passenger Automobile underwriting and Umbrella insurance systems to our consolidated core system.

After-tax investment income increased 37% to $202 million under the stewardship of our Vice President and Chief Investment Officer, Chris Graves. Chris positioned the portfolio to take advantage of increasing interest rates when interest rates were very low. The increase in after-tax investment income was primarily due to an increase in after-tax yield and average invested assets. The after-tax yield on the portfolio increased to 3.9% from 3.0% in 2022. The increase in after-tax yield was primarily due to the maturity and replacement of lower yielding investments purchased when market interest rates were lower with higher yielding investments, a result of increasing market interest rates, as well as higher yields on floating interest rate investments. Average Invested assets increased by $194 million to $5.1 billion for 2023. We expect after-tax investment income to increase in 2024 from both higher yields and an increase in invested assets.

At year-end 2023, Shareholders' Equity was $1,548 million compared to $1,522 million in 2022. The increase in Shareholders' Equity of $26 million in 2023 was primarily due to realized after-tax investment gains of $80 million and operating earnings of $17 million, partially offset by $70 million in dividends paid to shareholders. Our statutory underwriting leverage was 2.7 in 2023 and our insurance subsidiaries carry an "A" Financial Strength Rating with a Stable Outlook from AM Best, which was reaffirmed on February 15, 2024 . We expect our Shareholders' Equity to increase and our statutory leverage to decline over time from improved operating earnings more than offsetting our dividend payments. Our annual dividend rate of $1.27 represents a 2.5% yield based on the $50.67 per share market price of our stock on February 16, 2024. Our Board will continue to evaluate our dividend policy on a quarterly basis and consider factors such as the Company's capital position, earnings, tax law changes and prospects before a decision is made on the dividend amount.

Dividends Per Share

(In dollars)

$2.51
19
$2.52
20
$2.53
21
$1.91
22
$1.27
23
In the second half of 2022, Mercury's Board of Directors decreased the annual dividend rate to $1.27 per share.

As we previously reported, Victor Joseph was promoted to President and Chief Operating Officer effective January 1, 2024. Victor has been a key contributor on Mercury's leadership team, providing creative problem solving and a deep-rooted passion for the Company. Victor's energy and dedication to Mercury and the industry will further strengthen our position as one of America's leading insurance companies. Victor's promotion exemplifies our continued progress in building our leadership structure and vision for the future of the Company.

We are grateful to the over 4,100 Mercury team members that collectively work hard to service our customers and make Mercury a better company.

George Joseph
Chairman of the Board

Gabriel Tirador
Chief Executive Officer

This letter contains certain forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to our disclosure of cautionary statements regarding forward-looking statements under "Forward-looking Statements" in our Form 10-K included herein.

10-Year Summary

IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA		2023		2022		2021
Operating Results(GAAP Basis)						
Net premiums written	$	$4,464,199	$	3,978,017	$	3,855,369
Change in net unearned premiums		(189,821)		(25,535)		(113,421)
Net premiums earned		4,274,378		3,952,482		3,741,948
Losses and loss adjustment expenses		3,517,853		3,362,219		2,760,155
Underwriting expenses		988,181		934,330		916,782
Net investment income		234,630		168,356		129,727
Net realized investment gains (losses)		101,014		(488,080)		111,658
Other income		19,609		10,308		10,024
Interest expense		24,169		17,232		17,113
Income (loss) before taxes		99,428		(670,715)		299,307
Income tax expense (benefit)		3,092		(158,043)		51,370
Net income (loss)	$	96,336	$	(512,672)	$	247,937
Net income (loss) per share-basic	$	1.74	$	(9.26)	$	4.48
Net income (loss) per share-diluted	$	1.74	$	(9.26)	$	4.48
Operating ratios						
Loss ratio		82.3%		85.1%		73.8%
Expense ratio		23.1%		23.6%		24.5%
Combined ratio		105.4%		108.7%		98.3%
Investments						
Total investments, at fair value	$	5,228,520	$	4,910,800	$	5,142,589
Yield on average investments						
Before taxes		4.6%		3.4%		2.8%
After taxes		3.9%		3.0%		2.5%
Financial Condition						
Total assets	$	7,103,397	$	6,514,188	$	6,772,472
Unpaid losses and loss adjustment expenses		2,785,702		2,584,910		2,226,430
Unearned premiums		1,735,660		1,545,639		1,519,799
Notes payable		573,729		398,330		372,931
Policyholders' surplus		1,667,187		1,502,424		1,827,210
Total shareholders' equity		1,548,145		1,522,131		2,140,281
Book value per share	$	27.96	$	27.49	$	38.65
Other Information						
Return on average shareholders' equity*		1.1%		(6.9)%		7.7%
Diluted weighted average shares outstanding		55,371		55,371		55,374
Shares outstanding at year-end		55,371		55,371		55,371
Dividends per share	$	1.270	$	1.905	$	2.533
Price range of common stock-bids	$	40.32–26.15	$	56.94–27.89	$	67.88–50.37

*Ratio of (i) net income (loss) less net realized investment gains (losses), net of tax to (ii) average shareholders' equity.

	2020		2019		2018		2017		2016		2015		2014
$	3,611,543	$	3,731,723	$	3,495,633	$	3,215,910	$	3,155,788	$	2,999,392	$	2,840,922
	(55,908)		(132,305)		(127,222)		(20,473)		(24,015)		(41,495)		(44,727)
	3,555,635		3,599,418		3,368,411		3,195,437		3,131,773		2,957,897		2,796,195
	2,395,343		2,706,024		2,576,789		2,444,884		2,355,138		2,145,495		1,986,122
	913,619		871,390		816,794		788,825		797,859		790,070		775,589
	134,858		141,263		135,838		124,930		121,871		126,299		125,723
	85,731		222,793		(133,520)		83,650		(34,255)		(83,807)		81,184
	8,287		9,044		9,275		11,945		8,294		8,911		8,671
	17,048		17,035		17,036		15,168		3,962		3,168		2,637
	458,501		378,069		(30,615)		167,085		70,724		70,567		247,425
	83,894		57,982		(24,887)		22,208		(2,320)		(3,912)		69,476
$	374,607	$	320,087	$	(5,728)	$	144,877	$	73,044	$	74,479	$	177,949
$	6.77	$	5.78	$	(0.10)	$	2.62	$	1.32	$	1.35	$	3.23
$	6.77	$	5.78	$	(0.10)	$	2.62	$	1.32	$	1.35	$	3.23
	67.4%		75.2%		76.5%		76.5%		75.2%		72.5%		71.0%
	25.7%		24.2%		24.2%		24.7%		25.5%		26.7%		27.7%
	93.1%		99.4%		100.7%		101.2%		100.7%		99.2%		98.8%
$	4,729,270	$	4,312,161	$	3,768,091	$	3,732,728	$	3,547,560	$	3,380,642	$	3,403,822
	3.1%		3.5%		3.6%		3.5%		3.6%		3.8%		3.9%
	2.8%		3.1%		3.3%		3.1%		3.2%		3.4%		3.5%
$	6,328,246	$	5,889,157	$	5,433,729	$	5,101,323	$	4,778,718	$	4,628,645	$	4,600,289
	1,991,304		1,921,255		1,829,412		1,510,613		1,290,248		1,146,688		1,091,797
	1,405,873		1,355,547		1,236,181		1,101,927		1,074,437		1,049,314		999,798
	372,532		372,133		371,734		371,335		320,000		290,000		290,000
	1,768,103		1,539,998		1,471,547		1,589,226		1,441,571		1,451,950		1,438,281
	2,032,597		1,799,502		1,617,684		1,761,387		1,752,402		1,820,885		1,875,446
$	36.72	$	32.51	$	29.23	$	31.83	$	31.70	$	33.01	$	34.02
	16.0%		8.4%		5.9%		5.2%		5.3%		7.0%		6.8%
	55,358		55,360		55,335		55,327		55,302		55,209		55,020
	55,358		55,358		55,340		55,332		55,289		55,164		55,121
$	2.523	$	2.5125	$	2.5025	$	2.4925	$	2.4825	$	2.4725	$	2.4625
$	55.71–33.45	$	65.22–46.69	$	61.83–41.40	$	64.52–51.87	$	61.19–42.97	$	60.31–45.12	$	59.68–41.70

Directors and Officers

Board of Directors

George Joseph[4]
Chairman of the Board

Gabriel Tirador[4]
Chief Executive Officer

Victor G. Joseph[4]
President and Chief Operating Officer

George G. Braunegg[1, 3, 4]
Associate Professor of the Practice of Accounting, Marshall School of Business, The University of Southern California

Ramona L. Cappello[3, 4]
Partner
CEO Coaching International

James G. Ellis[2, 4]
Retired Dean,
Marshall School of Business,
The University of Southern California

Vicky Wai Yee Joseph
Private Investor

Joshua E. Little[1, 2, 3]
Shareholder, President, Chief Executive Officer and Chairman of the Board, Dentons Durham Jones Pinegar P.C.

Martha E. Marcon[1, 2]
Lead Independent Director
Retired Partner,
KPMG LLP

[1] Member of Audit Committee

[2] Member of Nominating/Corporate Governance Committee

[3] Member of Compensation Committee

[4] Member of Investment Committee

Executive Officers

George Joseph
Chairman of the Board

Gabriel Tirador
Chief Executive Officer

Victor G. Joseph
President and Chief Operating Officer

Theodore Stalick
Senior Vice President and
Chief Financial Officer

Kelly Butler
Vice President and
Chief Underwriting Officer

Katie Gibbs
Vice President and
Chief Experience Officer

Christopher Graves
Vice President and
Chief Investment Officer

Brandt N. Minnich
Vice President and
Chief Sales Development Officer

Wilson Pang
Vice President and
Chief Technology Officer

Randall R. Petro
Vice President and
Chief Claims Officer

Mark Ribisi
President and Chief Executive Officer,
AIS Management LLC

Jeffrey M. Schroeder
Vice President and
Chief Product Officer

Heidi C. Sullivan
Vice President and
Chief Human Capital Officer

Erik Thompson
Vice President and
Chief Marketing Officer

Charles Toney
Vice President and
Chief Actuary

Judy A. Walters
Vice President,
Corporate Affairs and Secretary

Simon Zhang
Vice President,
Chief Data and Analytics Officer

This Annual Report document includes the following information from the Company's Form 10-K filed with the Securities and Exchange Commission: 1) Mercury General Corporation's financial statements and supporting data; 2) management's discussion and analysis of financial conditions and results of operations; and 3) quantitative and qualitative disclosures about market risks.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2023**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition Period from _____ to _____**

Commission File No. 001-12257

MERCURY GENERAL CORPORATION

(Exact name of registrant as specified in its charter)

California	**95-2211612**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

4484 Wilshire Boulevard	
Los Angeles, California	**90010**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (323) 937-1060

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	MCY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common equity held by non-affiliates of the registrant at June 30, 2023 was $803,841,584 (which represents 26,555,718 shares of common equity held by non-affiliates multiplied by $30.27, the closing sales price on the New York Stock Exchange for such date, as reported by the Wall Street Journal).

At February 8, 2024, the registrant had issued and outstanding an aggregate of 55,371,127 shares of its Common Stock.

_____

Documents Incorporated by Reference

Certain information from the registrant's definitive proxy statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference into Part III hereof.

MERCURY GENERAL CORPORATION
INDEX TO FORM 10-K

PART I

Item 1.   Business

General

Mercury General Corporation ("Mercury General") and its subsidiaries (referred to herein collectively as the "Company") are primarily engaged in writing personal automobile insurance through 12 insurance subsidiaries (referred to herein collectively as the "Insurance Companies") in 11 states, principally California. The Company also writes homeowners, commercial automobile, commercial property, mechanical protection, and umbrella insurance. The Company's insurance policies are mostly sold through independent agents who receive a commission for selling policies. The Company believes that it has thorough underwriting and claims handling processes that, together with its agent relationships, provide the Company with competitive advantages.

The direct premiums written for the years ended December 31, 2023, 2022 and 2021 by state and line of insurance business were:

Year Ended December 31, 2023
(Dollars in thousands)

	Private Passenger Automobile	Homeowners	Commercial Automobile	Other Lines [2]	Total	
California	$2,317,678	$ 813,056	$ 246,253	$ 235,735	$3,612,722	79.3 %
Texas	123,390	147,854	53,430	5,592	330,266	7.2 %
Other states [1]	400,714	158,094	46,538	10,154	615,500	13.5 %
Total	$2,841,782	$1,119,004	$ 346,221	$ 251,481	$4,558,488	100.0 %
	62.4 %	24.5 %	7.6 %	5.5 %	100.0 %	

Year Ended December 31, 2022
(Dollars in thousands)

	Private Passenger Automobile	Homeowners	Commercial Automobile	Other Lines [2]	Total	
California	$2,142,265	$ 716,651	$ 193,809	$ 216,022	$3,268,747	80.8 %
Texas	97,620	105,269	43,641	6,174	252,704	6.2 %
Other states [1]	358,973	118,419	39,312	10,375	527,079	13.0 %
Total	$2,598,858	$ 940,339	$ 276,762	$ 232,571	$4,048,530	100.0 %
	64.3 %	23.2 %	6.8 %	5.7 %	100.0 %	

Year Ended December 31, 2021
(Dollars in thousands)

	Private Passenger Automobile	Homeowners	Commercial Automobile	Other Lines [2]	Total	
California	$2,286,017	$ 642,291	$ 181,957	$ 188,446	$3,298,711	84.4 %
Other states [1]	354,730	159,197	77,916	16,975	608,818	15.6 %
Total	$2,640,747	$ 801,488	$ 259,873	$ 205,421	$3,907,529	100.0 %
	67.6 %	20.5 %	6.6 %	5.3 %	100.0 %	

_____

[1] No individual state accounted for more than 5% of total direct premiums written.

[2] No individual line of insurance business accounted for more than 5% of total direct premiums written.

The Company offers the following types of automobile coverage: collision, property damage, bodily injury ("BI"), comprehensive, personal injury protection ("PIP"), underinsured and uninsured motorist, and other hazards.

The Company offers the following types of homeowners coverage: dwelling, liability, personal property, and other coverages.

The following table presents the Company's published maximum limits of coverage:

Insurance type	Published maximum limits of coverage
Private Passenger Automobile - bodily injury (BI)	$500,000 per person; $500,000 per accident [1]
Private Passenger Automobile (combined policy limits)	$500,000 per accident
Private Passenger Automobile - property damage	$250,000 per accident [1]
Commercial Automobile (combined policy limits)	$1,000,000 per accident
Homeowner property	no maximum [2] [3]
Homeowner liability	$1,000,000 [3]
Commercial property	no maximum [2]
Umbrella liability	$5,000,000 [4]

_____

[1] The majority of the Company's automobile policies have coverage limits that are equal to or less than $100,000 per person and $300,000 per accident for BI and $50,000 per accident for property damage.

[2] The Company has a per-risk reinsurance treaty covering losses of $10 million in excess of $5 million, and facultative reinsurance coverage for losses above $15 million.

[3] The majority of the Company's homeowners policies have liability coverage limits of $300,000 or less, a replacement value of $500,000 or less, and a total insured value of $1,000,000 or less.

[4] The majority of the Company's umbrella policies have coverage limits of $1,000,000. The commercial umbrella liability is 100% reinsured.

The principal executive offices of Mercury General are located in Los Angeles, California. The home office of the Insurance Companies and the information technology center are located in Brea, California. The Company also owns an office building in Folsom, California, which is used to support California operations, and another in Oklahoma City, Oklahoma, which supports the Company's operations outside of California and houses several third party tenants. The Company maintains branch offices in a number of locations in California; Clearwater, Florida; Kennesaw, Georgia; Lake Forest, Illinois; Las Vegas, Nevada; Bridgewater, New Jersey; Melville, New York; Independence, Ohio; Oklahoma City, Oklahoma; Austin, Texas; and Shanghai, China.

Human Capital

The Company had approximately 4,100 employees at December 31, 2023. The Company's employees are critical to its continued success, and it focuses significant attention on attracting and retaining talented and motivated individuals. The Company pays its employees fairly and competitively and offers a wide range of benefits regardless of gender, race, religion, or ethnicity. The Company benchmarks and sets pay ranges based on market data and considering such factors as employees' roles, experiences and performance, and the location of their job. Individual goals are set annually for each employee, and attainment of those goals is an element of the employee's performance assessment. The Company regularly reviews its compensation practices, both in terms of its overall workforce and individual employees, to ensure its pay is fair and equitable. In addition, the Company reviews its staffing levels periodically to ensure they are aligned with its business needs.

The Company also reviews employee engagement and satisfaction surveys to monitor employee morale and receive feedback on a variety of issues, in order to improve the employee experience and identify opportunities to continually strengthen its culture. The Company devotes extensive resources to employee training and development, including tuition assistance for career-enhancing academic and professional programs. The Company recognizes that its success is based on the talents and dedication of those it employs, and it is highly invested in their success.

The Company is committed to hiring, developing and supporting a diverse and inclusive workplace. All of the Company's employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace, must adhere to a code of conduct that sets standards for appropriate behavior, and are required to take annual training on preventing, identifying, reporting and stopping any type of unlawful discrimination.

The Company sponsors a wellness program designed to enhance physical, financial and mental well-being for all of its employees, and encourages healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. The vast majority of the Company's employees currently work from home as a result of the "Mercury's My Workplace" policy that allows most of its employees to work from anywhere in the U.S..

Available Information

The Company's website address is *www.mercuryinsurance.com*. The Company's website address is not intended to function as a hyperlink and the information contained on the Company's website is not, and should not be considered part of, and is not incorporated by reference into, this Annual Report on Form 10-K. The Company makes available on its website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and amendments to such periodic reports and proxy statements (the "SEC Reports") filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after each SEC Report is filed with or furnished to the SEC. In addition, copies of the SEC Reports are available, without charge, upon written request to the Company's Chief Financial Officer, Mercury General Corporation, 4484 Wilshire Boulevard, Los Angeles, California 90010. The SEC maintains a website at www.sec.gov that contains the SEC Reports that the Company has filed or furnished electronically with the SEC.

Organization

Mercury General, an insurance holding company, is the parent of Mercury Casualty Company, a California automobile insurer founded in 1961 by George Joseph, the Company's Chairman of the Board of Directors.

Mercury General conducts its business through the following subsidiaries:

Insurance Companies	Formed or Acquired	A.M. Best Rating	Primary States
Mercury Casualty Company ("MCC")[1]	1961	A	CA, AZ, NV, NY, VA
Mercury Insurance Company ("MIC")[1]	1972	A	CA
California Automobile Insurance Company ("CAIC")[1]	1975	A	CA
California General Underwriters Insurance Company, Inc. ("CGU")[1]	1985	A	CA
Mercury Insurance Company of Illinois	1989	A	IL, NJ
Mercury Insurance Company of Georgia	1989	A	GA
Mercury Indemnity Company of Georgia	1991	A	GA
American Mercury Insurance Company	1996	A	OK, CA, TX, VA
American Mercury Lloyds Insurance Company ("AML")	1996	A	TX
Mercury County Mutual Insurance Company	2000	A	TX
Mercury Indemnity Company of America	2001	A	FL, NJ
Orion Indemnity Company ("OIC")[1]	2015	A	CA

Non-Insurance Companies	Formed or Acquired	Purpose
Mercury Select Management Company, Inc.	1997	AML's attorney-in-fact
Mercury Insurance Services LLC	2000	Management services to subsidiaries
AIS Management LLC	2009	Parent company of AIS and PoliSeek
Auto Insurance Specialists LLC ("AIS")	2009	Insurance agency
PoliSeek AIS Insurance Solutions, Inc. ("PoliSeek")	2009	Insurance agency
Animas Funding LLC ("AFL")	2013	Special purpose investment vehicle
Fannette Funding LLC ("FFL")	2014	Special purpose investment vehicle
Mercury Plus Insurance Services LLC	2018	Insurance agency
Mercury Information Technology Services LLC	2023	Parent company of Mercury Shanghai
Mercury (Shanghai) Information Technology Services Co., Ltd. ("Mercury Shanghai")	2024	Software development and related technical services to other subsidiaries

---

[1]   The term "California Companies" refers to MCC, MIC, CAIC, CGU, and OIC.

Production and Servicing of Business

The Company sells its policies through a network of approximately 6,390 independent agents, its 100% owned insurance agencies, AIS and PoliSeek, and directly through internet sales portals. Approximately 1,630, 1,030, and 1,110 of the independent agents are located in California, Florida, and Texas, respectively. The independent agents and agencies are independent contractors selected and contracted by the Company and generally also represent competing insurance companies. Certain of these independent agencies are under the common ownership of a parent company; however, they each operate autonomously with their own contractual agreements with the Company and hence are accounted for as separate independent agencies. Excluding AIS and PoliSeek, independent agents and agencies collectively accounted for approximately 89% of the Company's direct premiums written in 2023 and no single independent agent or agency accounted for more than 1.9% of the Company's direct premiums written during any of the last three years. AIS and PoliSeek represented the Company as independent agencies prior to their acquisition in 2009, and continue to act as independent agencies selling policies for a number of other insurance companies. Policies sold directly through the internet sales portals are assigned to and serviced by the Company's agents and agencies, including AIS and PoliSeek.

The Company believes that it compensates its agents above the industry average. Net commissions incurred in 2023 were approximately 15% of net premiums written.

The Company's advertising budget is allocated among television, radio, newspaper, internet, and direct mailing media with the intent to provide the best coverage available within targeted media markets. While the majority of these advertising costs are borne by the Company, a portion of these costs are reimbursed by the Company's independent agents based upon the number of account leads generated by the advertising. The Company believes that its advertising program is important to generate leads and create brand awareness. In 2023, the Company incurred approximately $9 million in net advertising expense.

Underwriting

The Company sets its own automobile insurance premium rates, subject to rating regulations issued by the Department of Insurance or similar governmental agency of each state in which it is licensed to operate ("DOI"). Each state has different rate approval requirements. See "Regulation—Department of Insurance Oversight."

The Company offers standard, non-standard, and preferred private passenger automobile insurance in 11 states. The Company also offers homeowners insurance in 10 states, commercial automobile insurance in 4 states, and mechanical protection insurance in most states.

In California, "good drivers," as defined by the California Insurance Code, accounted for approximately 87% of the Company's California voluntary private passenger automobile policies-in-force at December 31, 2023, while higher risk categories accounted for approximately 13%. The Company's private passenger automobile renewal rate in California (the rate of acceptance of offers to renew) averaged approximately 95%, 96%, and 97% in 2023, 2022, and 2021, respectively.

Claims

The Company conducts the majority of claims processing without the assistance of outside adjusters. The claims staff administers all claims and manages all legal and adjustment aspects of claims processing.

Loss and Loss Adjustment Expense Reserves ("Loss Reserves") and Reserve Development

The Company maintains loss reserves for both reported and unreported claims. Loss reserves for reported claims are estimated based upon a case-by-case evaluation of the type of claim involved and the expected development of such claims. Loss reserves for unreported claims are determined on the basis of historical information by line of insurance business. Inflation is reflected in the reserving process through analysis of cost trends and review of historical reserve settlement.

The Company's ultimate liability may be greater or less than management estimates of reported loss reserves. The Company does not discount to a present value that portion of loss reserves expected to be paid in future periods. However, the Company is required to discount loss reserves for federal income tax purposes.

The following table provides a reconciliation of beginning and ending estimated reserve balances for the years indicated:

RECONCILIATION OF NET LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Gross reserves at January 1[(1)]	$ 2,584,910	$ 2,226,430	$ 1,991,304
Reinsurance recoverables on unpaid losses	(25,323)	(41,379)	(54,461)
Net reserves at January 1[(1)]	2,559,587	2,185,051	1,936,843
Incurred losses and loss adjustment expenses related to:			
Current year	3,553,801	3,314,938	2,786,246
Prior years	(35,948)	47,281	(26,091)
Total incurred losses and loss adjustment expenses	3,517,853	3,362,219	2,760,155
Loss and loss adjustment expense payments related to:			
Current year	2,080,690	1,862,006	1,601,998
Prior years	1,243,196	1,125,677	909,949
Total payments	3,323,886	2,987,683	2,511,947
Net reserves at December 31[(1)]	2,753,554	2,559,587	2,185,051
Reinsurance recoverables on unpaid losses	32,148	25,323	41,379
Gross reserves at December 31[(1)]	$ 2,785,702	$ 2,584,910	$ 2,226,430

[(1)] Under statutory accounting principles ("SAP"), reserves are stated net of reinsurance recoverables on unpaid losses whereas under U.S. generally accepted accounting principles ("GAAP"), reserves are stated gross of reinsurance recoverables on unpaid losses.

Inflationary trends accelerated to their highest level in decades in 2022, which had a significant impact on the cost of automobile parts and labor as well as medical expenses for bodily injuries, and supply chain and labor shortage issues lengthened the time to repair vehicles. Bodily injury costs were also under pressure from social inflation. The severe inflationary trend continued into 2023, but began moderating as the year progressed.

The decrease in the provision for insured events of prior years in 2023 of approximately $35.9 million primarily resulted from lower than estimated losses and loss adjustment expenses in the private passenger automobile and homeowners lines of insurance business, partially offset by unfavorable reserve development in the commercial property line of insurance business. The moderating inflationary trend in 2023 relative to 2022 discussed above was a major contributor to the favorable reserve development in the private passenger automobile line of insurance business for 2023.

The increase in the provision for insured events of prior years in 2022 of approximately $47.3 million primarily resulted from higher than estimated losses and loss adjustment expenses in the automobile line of insurance business. The inflationary pressures and the supply chain and labor shortage issues discussed above were major contributors to the adverse reserve development in the automobile line of insurance business for 2022.

The decrease in the provision for insured events of prior years in 2021 of approximately $26.1 million primarily resulted from lower than estimated losses and loss adjustment expenses in the homeowners and private passenger automobile lines of insurance business.

The Company recorded catastrophe losses net of reinsurance of approximately $239 million, $102 million, and $104 million in 2023, 2022, and 2021, respectively. Catastrophe losses due to events that occurred in 2023 totaled approximately $247 million, with no reinsurance benefits used for these losses, resulting primarily from rainstorms and hail in Texas and Oklahoma, winter storms and rainstorms in California, and the impact of Tropical Storm Hilary in California. In addition, the Company experienced favorable development of approximately $8 million on prior years' catastrophe losses in 2023. Catastrophe losses due to the events that occurred in 2022 totaled approximately $101 million, with no reinsurance benefits used for these losses, resulting primarily from the deep freeze of Winter Storm Elliott and other extreme weather events in Texas, Oklahoma and Georgia, winter storms in California, and the impact of Hurricane Ian in Florida. In addition, the Company experienced unfavorable development of approximately $1 million on prior years' catastrophe losses in 2022.

Catastrophe losses due to the events that occurred in 2021 totaled approximately $109 million, with no reinsurance benefits used for these losses, resulting primarily from the deep freeze of Winter Storm Uri and other extreme weather events in Texas and Oklahoma, rainstorms, wildfires and winter storms in California, and the impact of Hurricane Ida in New Jersey and New York. In addition, the Company experienced favorable development of approximately $5 million on prior years' catastrophe losses in 2021.

Statutory Accounting Principles

The Company's results are reported in accordance with GAAP, which differ in some respects from amounts reported under SAP prescribed by insurance regulatory authorities. Some of the significant differences under GAAP are described below:

- Policy acquisition costs such as commissions, premium taxes, and other costs that vary with and are primarily related to the successful acquisition of new and renewal insurance contracts, are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned, whereas under SAP, these costs are expensed as incurred.

- Certain assets are included in the consolidated balance sheets, whereas under SAP, such assets are designated as "nonadmitted assets," and charged directly against statutory surplus. These assets consist primarily of premium receivables that are outstanding for more than 90 days, deferred tax assets that do not meet statutory requirements for recognition, furniture, equipment, leasehold improvements, capitalized software, and prepaid expenses.

- Amounts related to ceded reinsurance are shown gross as prepaid reinsurance premiums and reinsurance recoverables, whereas under SAP, these amounts are netted against unearned premium reserves and loss and loss adjustment expense reserves.

- Fixed-maturity securities are reported at fair value, whereas under SAP, these securities are reported at amortized cost, or the lower of amortized cost, or fair value, depending on the specific type of security.

- Equity securities are marked to market through the consolidated statements of operations, whereas under SAP, these securities are marked to market through unrealized gains and losses in surplus.

- Goodwill is reported as the excess of cost of an acquired entity over the fair value of the underlying assets and assessed periodically for impairment. Intangible assets are amortized over their useful lives. Under SAP, goodwill is reported as the excess of cost of an acquired entity over the statutory book value and amortized over 10 years. Its carrying value is limited to 10% of adjusted surplus. Under SAP, intangible assets are not recognized.

- The differing treatment of income and expense items results in a corresponding difference in federal income tax expense. Changes in deferred income taxes are reflected as an item of income tax benefit or expense, whereas under SAP, changes in deferred income taxes are recorded directly to statutory surplus as regards policyholders. Admittance testing under SAP may result in a charge to unassigned surplus for non-admitted portions of deferred tax assets. Under GAAP, a valuation allowance may be recorded against the deferred tax assets and reflected as an expense.

- Certain assessments paid to regulatory agencies that are recoverable from policyholders in future periods are expensed, whereas under SAP, these assessments are recorded as receivables.

Operating Ratios (SAP basis)

Loss and Expense Ratios

Loss and expense ratios are used to evaluate the underwriting experience of property and casualty insurance companies. Under SAP, losses and loss adjustment expenses are stated as a percentage of premiums earned because losses occur over the life of a policy, while underwriting expenses are stated as a percentage of premiums written rather than premiums earned because most underwriting expenses are incurred when policies are written and are not spread over the policy period. The statutory underwriting profit margin is the extent to which the combined loss and expense ratios are less than 100%.

The following table presents, on a statutory basis, the Insurance Companies' loss, expense and combined ratios, and the private passenger automobile industry combined ratio. The Insurance Companies' ratios (Company-wide) include lines of insurance business other than private passenger automobile that accounted for approximately 37.6% of direct premiums written in 2023; hence, the Company believes its combined ratio (for private passenger automobile only) is more comparable to the industry ratios.

	Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Loss ratio (Company-wide)	82.3 %	85.1 %	73.8 %	67.4 %	75.2 %
Expense ratio (Company-wide)	23.5 %	24.4 %	24.9 %	26.2 %	24.5 %
Combined ratio (Company-wide)	105.8 %	109.5 %	98.7 %	93.6 %	99.7 %
Combined ratio (Company's private passenger automobile only)	103.0 %	110.3 %	96.0 %	88.3 %	98.2 %
Industry combined ratio (all writers)[1]	N/A	111.7 %	100.7 %	90.5 %	98.1 %
Industry combined ratio (excluding direct writers)[1]	N/A	104.6 %	99.4 %	91.4 %	97.3 %

_____

[1] Source: A.M. Best, *Aggregates & Averages* (2019 through 2022), for all property and casualty insurance companies (private passenger automobile line only, after policyholder dividends).

Premiums to Surplus Ratio

The following table presents the Insurance Companies' statutory ratios of net premiums written to policyholders' surplus. Guidelines established by the National Association of Insurance Commissioners (the "NAIC") indicate that this ratio should be no greater than 3 to 1.

	Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(Amounts in thousands, except ratios)				
Net premiums written	$ 4,464,199	$ 3,978,017	$ 3,855,369	$ 3,611,543	$ 3,731,723
Policyholders' surplus	$ 1,667,187	$ 1,502,424	$ 1,827,210	$ 1,768,103	$ 1,539,998
Ratio	2.7 to 1	2.7 to 1	2.1 to 1	2.0 to 1	2.4 to 1

Investments

The Company's investments are directed by the Chief Investment Officer under the supervision of the Investment Committee of the Board of Directors. The Company's investment strategy emphasizes safety of principal and consistent income generation, within a total return framework. The investment strategy has historically focused on maximizing after-tax yield with a primary emphasis on maintaining a well diversified, investment grade, fixed income portfolio to support the underlying liabilities and achieve a return on capital and profitable growth. The Company believes that investment yield is maximized by selecting assets that perform favorably on a long-term basis and by disposing of certain assets to enhance after-tax yield and minimize the potential effect of downgrades and defaults. The Company believes that this strategy maintains the optimal investment performance necessary to sustain investment income over time. The Company's portfolio management approach utilizes a market risk and asset allocation strategy as the primary basis for the allocation of interest sensitive, liquid and credit assets as well as for monitoring credit exposure and diversification requirements. Within the ranges set by the asset allocation strategy, tactical investment decisions are made in consideration of prevailing market conditions.

Tax considerations are important in portfolio management. The Company closely monitors the timing and recognition of capital gains and losses to maximize the realization of any deferred tax assets arising from capital losses. The Company had no capital loss carryforward at December 31, 2023.

Investment Portfolio

The following table presents the composition of the Company's total investment portfolio:

	December 31,					
	2023		**2022**		**2021**	
	Cost[1]	**Fair Value**	**Cost[1]**	**Fair Value**	**Cost[1]**	**Fair Value**
	(Amounts in thousands)					
Taxable bonds	$ 2,102,740	$ 2,031,594	$ 1,758,853	$ 1,649,078	$ 1,640,945	$ 1,632,358
Tax-exempt state and municipal bonds	2,292,243	2,287,742	2,467,937	2,439,233	2,268,835	2,399,165
Total fixed maturities	4,394,983	4,319,336	4,226,790	4,088,311	3,909,780	4,031,523
Equity securities	654,939	730,693	668,843	699,552	754,536	970,939
Short-term investments	179,375	178,491	123,928	122,937	141,206	140,127
Total investments	$ 5,229,297	$ 5,228,520	$ 5,019,561	$ 4,910,800	$ 4,805,522	$ 5,142,589

_____

[1] Fixed maturities and short-term bonds at amortized cost; equities and other short-term investments at cost.

The Company applies the fair value option to all fixed maturity and equity securities and short-term investments at the time the eligible item is first recognized. For more detailed discussion on the Company's investment portfolio, including credit ratings, see "Liquidity and Capital Resources—C. Invested Assets" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3. Investments, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Investment Results

The following table presents the investment results of the Company for the most recent five years:

	Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(Dollars in thousands)				
Average invested assets at cost[1] [2]	$5,096,428	$4,902,755	$4,681,462	$4,291,888	$4,008,601
Net investment income[3]					
Before income taxes	$234,630	$168,356	$129,727	$134,858	$141,263
After income taxes	$200,209	$146,204	$115,216	$120,043	$125,637
Average annual yield on investments[3]					
Before income taxes	4.6 %	3.4 %	2.8 %	3.1 %	3.5 %
After income taxes	3.9 %	3.0 %	2.5 %	2.8 %	3.1 %
Net realized investment gains (losses) after income taxes	$ 79,801	$(385,583)	$ 88,210	$ 67,727	$176,006

_____

[1] Fixed maturities and short-term bonds at amortized cost; equities and other short-term investments at cost. Average invested assets at cost are based on the monthly amortized cost of the invested assets for each period.

[2] At December 31, 2023, fixed maturity securities with call features totaled $3.2 billion at fair value and $3.3 billion at amortized cost.

[3] Net investment income before and after income taxes for 2023 increased compared to 2022, primarily due to higher average yield combined with higher average invested assets. Average annual yield on investments before and after income taxes for 2023 increased compared to 2022, primarily due to the maturity and replacement of lower yielding investments purchased when market interest rates were lower with higher yielding investments, as a result of increasing overall market interest rates, as well as higher yields on investments based on floating interest rates.

Competitive Conditions

The Company operates in the highly competitive property and casualty insurance industry subject to competition on pricing, claims handling, consumer recognition, coverage offered and product features, customer service, and geographic coverage. Some of the Company's competitors are larger and well-capitalized national companies that sell directly to consumers or have broad distribution networks of employed or captive agents.

Reputation for customer service and price are the principal means by which the Company competes with other insurers. In addition, the marketing efforts of independent agents can provide a competitive advantage. Based on the most recent regularly published statistical compilations of premiums written in 2022, the Company was the seventh largest writer of private passenger automobile insurance in California and the sixteenth largest in the United States.

The property and casualty insurance industry is highly cyclical, with alternating hard and soft market conditions. The Company has historically seen premium growth during hard market conditions. The Company believes that the automobile insurance market in most states was hard during 2023 as insurance carriers increased rates reflecting high inflation and loss severity and tightened their underwriting. In addition, in California, several insurance carriers stopped writing new business policies.

Reinsurance

For California homeowners policies, the Company has reduced its catastrophe exposure from earthquakes by placing earthquake risks directly with the California Earthquake Authority ("CEA"). However, the Company continues to have catastrophe exposure to fires following an earthquake. For more detailed discussion, see "Regulation—Insurance Assessments" below.

The Company is the assuming reinsurer under a Catastrophe Portfolio Participation Reinsurance Contract ("Contract") effective through December 31, 2025. The Company reimburses a group of affiliates of a ceding company for a proportional share of a portfolio of catastrophe losses based on the premiums ceded to the Company under the Contract, to the extent the actual loss ratio exceeds the threshold loss ratio of 73.5%. The total assumed premium under the Contract is $15.0 million for each of the 12 month periods ending December 31, 2023 through 2025 and $10.0 million for the 12 months ended December 31, 2022. The total possible amount of losses for the Company under the Contract is $30.0 million for each of the 12 month periods ending December 31, 2023 through 2025 and $25.0 million for the 12 months ended December 31, 2022. The Company recognized $15.0 million and $10.0 million in earned premiums and $9.6 million and $8.4 million in incurred losses under the Contract for the 12 months ended December 31, 2023 and 2022, respectively.

The Company is the ceding party to a Catastrophe Reinsurance Treaty ("Treaty") covering a wide range of perils that is effective through June 30, 2024. For the 12 months ending June 30, 2024 and 2023, the Treaty provides $1,111 million and $936 million of coverage, respectively, on a per occurrence basis after covered catastrophe losses exceed the Company retention limit of $100 million and $60 million, respectively. The Treaty specifically excludes coverage for any Florida business and for California earthquake losses on fixed property policies such as homeowners, but does cover losses from fires following an earthquake. The Treaty includes additional restrictions as noted in the tables below.

Coverage on individual catastrophes provided for the 12 months ending June 30, 2024 under the Treaty is presented below in various layers:

| | Catastrophe Losses and LAE | | Percentage of Coverage |
| | In Excess of | Up to | |
	(Amounts in millions)		
Retained	$ —	$ 100	— %
Layer of Coverage	100	140	5.0
Layer of Coverage [1] [3]	140	610	100.0
Layer of Coverage [2] [3] [4]	610	1,120	99.8
Layer of Coverage	1,120	1,250	100.0

---

[1] Approximately 4% of this layer covers California, Arizona and Nevada only.
[2] Approximately 30% of this layer covers California, Arizona and Nevada only.
[3] Layer of Coverage represents multiple actual treaty layers that are grouped for presentation purposes.
[4] Approximately 10% of this layer covers only California wildfires and fires following an earthquake in California, and is not subject to reinstatement.

Coverage on individual catastrophes provided for the 12 months ended June 30, 2023 under the Treaty is presented below in various layers:

	Catastrophe Losses and LAE		Percentage of Coverage
	In Excess of	Up to	
	(Amounts in millions)		
Retained	$ —	$ 60	— %
Layer of Coverage	60	100	19.5
Layer of Coverage	100	200	98.8
Layer of Coverage [1]	200	530	98.6
Layer of Coverage [2] [3] [4]	530	930	100.0
Layer of Coverage	930	1,035	98.9

_____

[1] 5% of this layer covers California, Arizona and Nevada only.

[2] 33% of this layer covers California, Arizona and Nevada only.

[3] Layer of Coverage represents multiple actual treaty layers that are grouped for presentation purposes.

[4] 6.3% of this layer covers only California wildfires and fires following an earthquake in California, and is not subject to reinstatement.

The table below presents the combined total reinsurance premiums under the Treaty (annual premiums and reinstatement premiums) for the 12 months ending June 30, 2024 and 2023, respectively:

Treaty	Annual Premium [1]	Reinstatement Premium [2]	Total Combined Premium [2]
	(Amounts in millions)		
For the 12 months ending June 30, 2024	$ 99	$ —	$ 99
For the 12 months ended June 30, 2023	$ 74	$ —	$ 74

_____

[1] The increase in the annual premium is primarily due to higher reinsurance coverage and rates and growth in the covered book of business.

[2] The reinstatement premium and the total combined premium for the treaty period ending June 30, 2024 are projected amounts to be paid based on the assumption that there will be no reinstatements occurring during this treaty period. The reinstatement premium for the treaty period ended June 30, 2023 is zero, as there were no actual reinstatement premiums paid.

The Treaty ending June 30, 2024 and 2023 each provides for one full reinstatement of coverage limits. Reinstatement premiums are based on the amount of reinsurance benefits used by the Company at 100% of the annual premium rate, with the exception of the reinstatement restrictions noted in the tables above, up to the maximum reinstatement premium of approximately $95 million and $72 million if the full amount of benefit is used for the 12 months ending June 30, 2024 and 2023, respectively.

The total amount of reinstatement premiums is recorded as ceded reinstatement premiums written at the time of the catastrophe event based on the total amount of reinsurance benefits expected to be used for the event, and such reinstatement premiums are recognized ratably over the remaining term of the Treaty as ceded reinstatement premiums earned.

The catastrophe events that occurred in 2023 caused approximately $247 million in losses to the Company, resulting primarily from rainstorms and hail in Texas and Oklahoma, winter storms and rainstorms in California, and the impact of Tropical Storm Hilary in California. No reinsurance benefits were available under the Treaty for these losses as none of the 2023 catastrophe events individually resulted in losses in excess of the Company's per-occurrence retention limit of $100 million and $60 million under the Treaty for the 12 months ending June 30, 2024 and 2023, respectively.

The catastrophe events that occurred in 2022 caused approximately $105 million in losses to the Company as of December 31, 2023, resulting primarily from the deep freeze of Winter Storm Elliott and other extreme weather events in Texas, Oklahoma and Georgia, winter storms in California, and the impact of Hurricane Ian in Florida. No reinsurance benefits were available under the Treaty for these losses as none of the 2022 catastrophe events individually resulted in losses in excess of the Company's per-occurrence retention limit of $60 million and $40 million under the Treaty for the 12 months ending June 30, 2023 and 2022, respectively.

The Company carries a commercial umbrella reinsurance treaty and a per-risk property reinsurance treaty, and seeks facultative arrangements for large property risks. In addition, the Company has other reinsurance in force that is not material to the consolidated financial statements. If any reinsurers are unable to perform their obligations under a reinsurance treaty, the Company will be required, as primary insurer, to discharge all obligations to its policyholders in their entirety.

Regulation

The Insurance Companies are subject to significant regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to operate business.

Department of Insurance Oversight

The powers of the DOI in each state primarily include the prior approval of insurance rates and rating factors and the establishment of capital and surplus requirements, solvency standards, restrictions on dividend payments and transactions with affiliates. DOI regulations and supervision are designed principally to benefit policyholders rather than shareholders.

California Proposition 103 (the "Proposition") requires that property and casualty insurance rates be approved by the California DOI prior to their use and that no rate be approved which is excessive, inadequate, unfairly discriminatory, or otherwise in violation of the provisions of the Proposition. The Proposition specifies four statutory factors required to be applied in "decreasing order of importance" in determining rates for private passenger automobile insurance: (1) the insured's driving safety record, (2) the number of miles the insured drives annually, (3) the number of years of driving experience of the insured and (4) whatever optional factors are determined by the California DOI to have a substantial relationship to risk of loss and are adopted by regulation. The statute further provides that insurers are required to give at least a 20% discount to "good drivers," as defined, from rates that would otherwise be charged to such drivers and that no insurer may refuse to insure a "good driver." The Company's rate plan operates under these rating factor regulations.

Insurance rates in California, Georgia, New York, New Jersey, and Nevada require prior approval from the state DOI, while insurance rates in Illinois, Texas, Virginia, Oklahoma, and Arizona must only be filed with the respective DOI before they are implemented. Florida has a modified version of use and file laws. Insurance laws and regulations in all states in which the Company operates provide that rates must not be excessive, inadequate, or unfairly discriminatory.

The DOI in each state in which the Company operates is responsible for conducting periodic financial and market conduct examinations of the Insurance Companies in their states. Market conduct examinations typically review compliance with insurance statutes and regulations with respect to rating, underwriting, claims handling, billing, and other practices. For more detailed information on the Company's current financial and market conduct examinations, see "Liquidity and Capital Resources—F. Regulatory Capital Requirements" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

For a discussion of current regulatory matters in California, see "Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18. Commitments and Contingencies, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The operations of the Company are dependent on the laws of the states in which it does business and changes in those laws can materially affect the revenue and expenses of the Company. The Company retains its own legislative advocates in California. The Company made direct financial contributions of approximately $24,000 and $83,000 to officeholders and candidates in 2023 and 2022, respectively. The Company believes in supporting the political process and intends to continue to make such contributions in amounts which it determines to be appropriate.

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations. The risk-based capital ("RBC") formula is used by insurance regulators to monitor capital and surplus levels. It was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance business having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. The Company periodically monitors the RBC level of each of the Insurance Companies. As of December 31, 2023, 2022 and 2021, each of the Insurance Companies exceeded the minimum required RBC level. For more detailed information, see "Liquidity and Capital Resources—F. Regulatory Capital Requirements" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Own Risk and Solvency Assessment

Insurance companies are required to file an Own Risk and Solvency Assessment ("ORSA") with the insurance regulators in their domiciliary states. The ORSA is required to cover, among many items, a company's risk management policies, the material risks to which the company is exposed, how the company measures, monitors, manages and mitigates material risks, and how much economic and regulatory capital is needed to continue to operate in a strong and healthy manner. The ORSA is intended to be used by state insurance regulators to evaluate the risk exposure and quality of the risk management processes within insurance companies to assist in conducting risk-focused financial examinations and for determining the overall financial condition of insurance companies. The Company filed its most recent ORSA Summary Report with the California DOI in November 2023. Compliance with the ORSA requirements did not have a material impact on the Company's consolidated financial statements.

Insurance Assessments

The California Insurance Guarantee Association ("CIGA") was created to pay claims on behalf of insolvent property and casualty insurers. Each year, these claims are estimated by CIGA and the Company is assessed for its pro-rata share based on prior year California premiums written in the particular line. These assessments are currently limited to 2% of premiums written in the preceding year and are recouped through a mandated surcharge to policyholders in the year after the assessment. There were no material CIGA assessments in 2023.

The CEA is a quasi-governmental organization that was established to provide a market for earthquake coverage to California homeowners. The Company places all new and renewal earthquake coverage offered with its homeowner policy directly with the CEA. The Company receives a small fee for placing business with the CEA, which is recorded as other revenue in the consolidated statements of operations. Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most recent information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 30, 2023, the most recent date at which information was available, was $85.6 million. There was no assessment made in 2023.

The Insurance Companies in other states are also subject to the provisions of similar insurance guaranty associations. There were no material assessments or payments during 2023 in other states.

Holding Company Act

The California Companies are subject to California DOI regulation pursuant to the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). The California DOI may examine the affairs of each of the California Companies at any time. The Holding Company Act requires disclosure of any material transactions among affiliates within a holding company system. Some transactions require advance notice and may not be made if the California DOI disapproves the transaction within 30 days after notice. Such transactions include, but are not limited to, extraordinary dividends; management agreements, service contracts, and cost-sharing arrangements, and modifications thereto; all guarantees that are not quantifiable, or, if quantifiable, exceed the lesser of one-half of 1% of admitted assets or 10% of policyholders' surplus as of the preceding December 31; derivative transactions or series of derivative transactions; reinsurance agreements or modifications thereto in which the reinsurance premium or a change in the insurer's liabilities equals or exceeds 5% of the policyholders' surplus as of the preceding December 31; sales, purchases, exchanges, loans, and extensions of credit; and investments, in the net aggregate, involving more than the lesser of 3% of the respective California Companies' admitted assets or 25% of statutory surplus as regards policyholders as of the preceding December 31. An extraordinary dividend is a dividend which, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company's statutory policyholders' surplus as of the preceding December 31 or the insurance company's statutory net income for the preceding calendar year. The Holding Company Act also requires filing of an annual enterprise risk report identifying the material risks within the insurance holding company system.

California-domiciled insurance companies are also required to notify the California DOI of any dividend after declaration, but prior to payment. There are similar limitations imposed by other states on the Insurance Companies' ability to pay dividends. As of December 31, 2023, the Insurance Companies are permitted to pay in 2024, without obtaining DOI approval for extraordinary dividends, $163 million in dividends to Mercury General, of which $140 million may be paid by the California Companies.

The Holding Company Act also provides that the acquisition or change of "control" of a California domiciled insurance company or of any person who controls such an insurance company cannot be consummated without the prior approval of the

California DOI. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or of a person that controls a California insurance company, such as Mercury General. A person seeking to acquire "control," directly or indirectly, of the Company must generally file with the California DOI an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

Each of the Insurance Companies is subject to holding company regulations in the state in which it is domiciled. These provisions are substantially similar to those of the Holding Company Act.

Information about the Company's Executive Officers

The following table presents certain information concerning the executive officers of the Company as of February 8, 2024:

Name	Age	Position
George Joseph	102	Chairman of the Board
Gabriel Tirador	59	Chief Executive Officer
Victor G. Joseph	37	President and Chief Operating Officer
Theodore R. Stalick	60	Senior Vice President and Chief Financial Officer
Kelly Butler	41	Vice President and Chief Underwriting Officer
Katie Gibbs	34	Vice President and Chief Experience Officer
Christopher Graves	58	Vice President and Chief Investment Officer
Brandt N. Minnich	57	Vice President and Chief Sales Development Officer
Wilson Pang	47	Vice President and Chief Technology Officer
Randall R. Petro	60	Vice President and Chief Claims Officer
Mark Ribisi	61	President and Chief Executive Officer of AIS Management LLC
Jeffrey M. Schroeder	47	Vice President and Chief Product Officer
Heidi C. Sullivan	55	Vice President and Chief Human Capital Officer
Erik Thompson	55	Vice President and Chief Marketing Officer
Charles Toney	62	Vice President and Chief Actuary
Judy A. Walters	77	Vice President, Corporate Affairs and Secretary
Simon Zhang	47	Vice President and Chief Data & Analytics Officer

Mr. George Joseph, Chairman of the Board of Directors, has served in this capacity since 1961. He held the position of Chief Executive Officer of the Company for 45 years from 1961 through 2006. Mr. Joseph has more than 60 years' experience in the property and casualty insurance business.

Mr. Tirador, Chief Executive Officer, served as the Company's assistant controller from 1994 to 1996. In 1997 and 1998, he served as the Vice President and Controller of the Automobile Club of Southern California. He rejoined the Company in 1998 as Vice President and Chief Financial Officer. He was appointed President and Chief Operating Officer in October 2001 and Chief Executive Officer in 2007. Mr. Tirador has over 30 years' experience in the property and casualty insurance industry and is an inactive Certified Public Accountant.

Mr. Victor Joseph, President and Chief Operating Officer, has been employed by the Company in various capacities since 2009, and was appointed Vice President and Chief Underwriting Officer in July 2017, Executive Vice President and Chief Operating Officer in January 2022, and President and Chief Operating Officer in January 2024. Mr. Victor Joseph is Mr. George Joseph's son.

Mr. Stalick, Senior Vice President and Chief Financial Officer, joined the Company as Corporate Controller in 1997. He was appointed Chief Accounting Officer in October 2000 and Vice President and Chief Financial Officer in 2001. In July 2013, he was named Senior Vice President and Chief Financial Officer. Mr. Stalick is a Certified Public Accountant.

Ms. Butler, Vice President and Chief Underwriting Officer, joined the Company as a Casualty Claims Adjuster in 2004 and worked in various capacities including as Director of Personal Property Underwriting. Ms. Butler was appointed Vice President and Chief Underwriting Officer in January 2022.

Ms. Gibbs, Vice President and Chief Experience Officer, joined the Company in 2022. Prior to joining the Company, she served as Vice President, Product Development for Kemper Insurance from 2019 to 2022. Prior to 2019, she held various leadership positions in Product and Corporate Strategy at American Family Insurance and its subsidiaries.

Mr. Graves, Vice President and Chief Investment Officer, has been employed by the Company in the investment department since 1986. Mr. Graves was appointed Chief Investment Officer in 1998, and named Vice President in 2001.

Mr. Minnich, Vice President and Chief Sales Development Officer, joined the Company as an underwriter in 1989. In 2007, he joined Superior Access Insurance Services as Director of Agency Operations. In 2008 he rejoined the Company as an Assistant Product Manager, and in 2009, he was named Senior Director of Marketing, a role he held until appointed to his current position later in 2009. Mr. Minnich has over 30 years' experience in the property and casualty insurance industry and is a Chartered Property and Casualty Underwriter.

Mr. Pang, Vice President and Chief Technology Officer, joined the Company in 2023. Prior to joining the Company, he served as Chief Technology Officer for Appen from 2018 to 2023 and Chief Data Officer for Ctrip from 2017 to 2018. Prior to 2017, he held various leadership positions at eBay and IBM.

Mr. Petro, Vice President and Chief Claims Officer, has been employed by the Company in the Claims Department since 1987. Mr. Petro was appointed Vice President in March 2014, and named Chief Claims Officer in March 2015.

Mr. Ribisi, President and Chief Executive Officer of AIS Management LLC, joined the Company in 2009 as President and Chief Executive Officer of AIS Management LLC, a significant subsidiary of the Company. Prior to joining the Company, he served as Vice President and Chief Operating Officer for Aon's Personal Lines Division from 2002 to 2009. Mr. Ribisi has over 35 years' experience in the property and casualty insurance industry and is a Certified Insurance Counselor.

Mr. Schroeder, Vice President and Chief Product Officer, has been employed by the Company since 2010. Prior to his appointment as Vice President and Chief Product Officer, he served as President and Chief Operating Officer of OIC. Prior to joining the Company, Mr. Schroeder was a Product Manager at 21st Insurance Company.

Ms. Sullivan, Vice President and Chief Human Capital Officer, joined the Company in 2012. Prior to joining the Company, she served as Senior Vice President, Human Capital for Arcadian Health Plan from 2008 to 2012. Prior to 2008, she held various leadership positions at Kaiser Permanente, Progressive Insurance, and Score Educational Centers.

Mr. Thompson, Vice President, Chief Marketing Officer, joined the Company as Director of Advertising in 2005, and was appointed Vice President, Advertising and Public Relations in October 2017. Prior to joining the Company, Mr. Thompson held various leadership positions in advertising, marketing, and public relations at several organizations, including Universal Studios, Inc., Turner, and Columbia TriStar Television.

Mr. Toney, Vice President and Chief Actuary, joined the Company in 1984 as a programmer/analyst. In 1994, he earned his Fellowship in the Casualty Actuarial Society and was appointed to his current position. In 2011, he became a board member of the Personal Insurance Federation of California. Mr. Toney is Mr. George Joseph's nephew.

Ms. Walters, Vice President, Corporate Affairs and Secretary, has been employed by the Company since 1967, and has served as its Secretary since 1982. Ms. Walters was named Vice President, Corporate Affairs in 1998.

Mr. Zhang, Vice President and Chief Data & Analytics Officer, joined the Company in 2023. Prior to joining the Company, he co-founded a data analytics company, GrowingIO and worked there for 8 years. He served as Senior Director of Business Analytics for LinkedIn from 2010 to 2015. Mr. Zhang has over 20 years of experience in the data analytics and data science fields.

Item 1A.   Risk Factors

The Company's business involves various risks and uncertainties in addition to the normal risks of business, some of which are discussed in this section. It should be noted that the Company's business and that of other insurers may be adversely affected by a downturn in general economic conditions and other forces beyond the Company's control. In addition, other risks and uncertainties not presently known or that the Company currently believes to be immaterial may also adversely affect the Company's business. Any such risks or uncertainties, or any of the following risks or uncertainties, that develop into actual events could result in a material and adverse effect on the Company's business, financial condition, results of operations, or liquidity.

The information discussed below should be considered carefully with the other information contained in this Annual Report on Form 10-K and the other documents and materials filed by the Company with the SEC, as well as news releases and other information publicly disseminated by the Company from time to time.

Risks Related to the Company's Business

The Company remains highly dependent upon California to produce revenues and operating profits.

For the year ended December 31, 2023, the Company generated approximately 80% of its direct automobile insurance premiums written in California. The Company's financial results are subject to prevailing regulatory, legal, economic, demographic, competitive, and other conditions in the states in which the Company operates and changes in any of these conditions could negatively impact the Company's results of operations.

Mercury General is a holding company that relies on regulated subsidiaries for cash flows to satisfy its obligations.

As a holding company, Mercury General maintains no operations that generate cash flows sufficient to pay operating expenses, shareholders' dividends, or principal or interest on its indebtedness. Consequently, Mercury General relies on the ability of the Insurance Companies, particularly the California Companies, to pay dividends for Mercury General to meet its obligations. The ability of the Insurance Companies to pay dividends is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends. Generally, these insurance regulations permit the payment of dividends only out of earned surplus in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. The inability of the Insurance Companies to pay dividends in an amount sufficient to enable the Company to meet its cash requirements at the holding company level could have a material adverse effect on the Company's results of operations, financial condition, and its ability to pay dividends to its shareholders.

The Insurance Companies are subject to minimum capital and surplus requirements, and any failure to meet these requirements could subject the Insurance Companies to regulatory action.

The Insurance Companies are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under the applicable laws of their states of domicile. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require the Insurance Companies to report their results of RBC calculations to state departments of insurance and the NAIC. If any of the Insurance Companies fails to meet these standards and requirements, the DOI regulating such subsidiary may require specified actions by the subsidiary.

The Company's success depends on its ability to accurately underwrite risks and to charge adequate premiums to policyholders.

The Company's financial condition, results of operations, and liquidity depend on its ability to underwrite and set premiums accurately for the risks it assumes. Premium rate adequacy is necessary to generate sufficient premium to offset losses, loss adjustment expenses, and underwriting expenses and to earn a profit. In order to price its products accurately, the Company must collect and properly analyze a substantial volume of data; develop, test, and apply appropriate rating formulae; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. The Company's ability to undertake these efforts successfully, and as a result, price accurately, is subject to a number of risks and uncertainties, including but not limited to:

- availability of sufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties inherent in estimates and assumptions, generally;
- selection and application of appropriate rating formulae or other pricing methodologies;
- successful innovation of new pricing strategies;
- recognition of changes in trends and in the projected severity and frequency of losses;

- the Company's ability to forecast renewals of existing policies accurately;

- unanticipated court decisions, legislation or regulatory action;

- ongoing changes in the Company's claim settlement practices;

- changes in operating expenses;

- changing driving patterns;

- extra-contractual liability arising from bad faith claims;

- catastrophes, including those which may be related to climate change;

- unexpected medical inflation; and

- unanticipated inflation in automobile repair costs, automobile parts prices, and used car prices.

Such risks and uncertainties may result in the Company's pricing being based on outdated, inadequate or inaccurate data, or inappropriate analyses, assumptions or methodologies, and may cause the Company to estimate incorrectly future changes in the frequency or severity of claims. As a result, the Company could underprice risks, which would negatively affect the Company's margins, or it could overprice risks, which could reduce the Company's volume and competitiveness. In either event, the Company's financial condition, results of operations, and liquidity could be materially and adversely affected.

The Company's insurance rates are subject to approval by the departments of insurance in most of the states in which the Company operates, and to political influences.

In five of the states in which it operates, including California, the Company must obtain the DOI's prior approval of insurance rates charged to its customers, including any increases in those rates. If the Company is unable to receive approval of the rate changes it requests, or if such approval is delayed, the Company's ability to operate its business in a profitable manner may be limited and its financial condition, results of operations, and liquidity may be adversely affected. Additionally, in California, the law allows for consumer groups to intervene in rate filings, which frequently causes delays in rate approvals and implementation of rate changes and can impact the rate that is ultimately approved.

From time to time, the automobile insurance industry comes under pressure from state regulators, legislators, and special interest groups to reduce, freeze, or set rates at levels that do not correspond with underlying costs, in the opinion of the Company's management. The homeowners insurance business faces similar pressure, particularly as regulators in catastrophe-prone states seek an acceptable methodology to price for catastrophe exposure. In addition, various insurance underwriting and pricing criteria regularly come under attack by regulators, legislators, and special interest groups. The result could be legislation, regulations, or new interpretations of existing regulations that adversely affect the Company's business, financial condition, and results of operations.

The effects of emerging claim and coverage issues on the Company's business are uncertain and may have an adverse effect on the Company's business.

As industry practices and legal, judicial, social, and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the Company's business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after the Company has issued insurance policies that are affected by the changes. As a result, the full extent of liability under the Company's insurance policies may not be known for many years after a policy is issued.

Loss of, or significant restriction on, the use of credit scoring in the pricing and underwriting of personal lines products could reduce the Company's future profitability.

The Company uses credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are seeking to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which the Company operates, could negatively impact the Company's future results of operations.

If the Company cannot maintain its A.M. Best ratings, it may not be able to maintain premium volume in its insurance operations sufficient to attain the Company's financial performance goals.

The Company's ability to retain its existing business or to attract new business in its Insurance Companies is affected by its rating by A.M. Best. A.M. Best currently rates all of the Insurance Companies with sufficient operating history as A (Excellent). On February 17, 2023, A.M. Best affirmed the Financial Strength Rating ("FSR") of A (Excellent) with Stable outlook for the Company's A rated entities and upgraded the FSR from A- (Excellent) to A (Excellent) with Stable outlook for the Company's A- rated entities. The Company believes that if it is unable to maintain its A.M. Best ratings within the A ratings range, it may face greater challenges to grow its premium volume sufficiently to attain its financial performance goals, which may adversely affect the Company's business, financial condition, and results of operations.

The Company may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

The Company's future capital requirements, including to fund future growth opportunities, depend on many factors, including its ability to underwrite new business successfully, its ability to establish premium rates and reserves at levels sufficient to cover losses, the success of its expansion plans, the performance of its investment portfolio and its ability to obtain financing. The Company may seek to obtain financing through equity or debt issuances, or sales of all or a portion of its investment portfolio or other assets. The Company's ability to obtain financing also depends on economic conditions affecting financial markets and financial strength and claims-paying ability ratings, which are assigned based upon an evaluation of the Company's ability to meet its financial obligations. The Company's current financial strength rating with Fitch and Moody's is A- and A2, respectively. If the Company were to seek financing through the capital markets in the future, there can be no assurance that the Company would obtain favorable ratings from rating agencies. Any equity or debt financing, if available at all, may not be available on terms that are favorable to the Company. In the case of equity financing, the Company's shareholders could experience dilution. In addition, such securities may have rights, preferences, and privileges that are senior to those of the Company's current shareholders. If the Company cannot obtain adequate capital on favorable terms or at all, its business, financial condition, and results of operations could be adversely affected.

Changes in market interest rates, defaults on securities and tax considerations may have an adverse effect on the Company's investment portfolio, which may adversely affect the Company's financial results.

The Company's financial results are affected, in part, by the performance of its investment portfolio. The Company's investment portfolio contains interest rate sensitive-investments, such as municipal and corporate bonds. Increases in market interest rates may have an adverse impact on the value of the investment portfolio by decreasing the value of fixed income securities. Declining market interest rates could have an adverse impact on the Company's investment income as it invests positive cash flows from operations and as it reinvests proceeds from maturing and called investments in new investments that could yield lower rates than the Company's investments have historically generated. Defaults in the Company's investment portfolio may produce operating losses and negatively impact the Company's results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond the Company's control. Although the Company takes measures to manage the risks of investing in a changing interest rate environment, it may not be able to mitigate interest rate sensitivity effectively. The Company's mitigation efforts include maintaining a high quality portfolio and managing the duration of the portfolio to reduce the effect of interest rate changes. Despite its mitigation efforts, a significant change in interest rates could have a material adverse effect on the Company's financial condition and results of operations. Although the Company monitors the timing and recognition of capital gains and losses in an effort to maximize the realization of deferred tax assets arising from capital losses, no guaranty can be provided that such monitoring or the Company's tax strategies will be effective.

The Company's valuation of financial instruments may include methodologies, estimates, and assumptions that are subject to differing interpretations and could result in changes to valuations that may materially adversely affect the Company's financial condition or results of operations.

The Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date using the exit price. Accordingly, when market observable data are not readily available, the Company's own assumptions are set to reflect those that market participants would be presumed to use in pricing the asset or liability at the measurement date. Assets and liabilities recorded on the consolidated balance sheets at fair value are categorized based on the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.

During periods of market disruption, including periods of significantly changing interest rates, rapidly widening credit spreads, inactivity or illiquidity, it may be difficult to value certain of the Company's securities if trading becomes less frequent and/or market data become less observable. There may be certain asset classes in historically active markets with significant observable data that become illiquid due to changes in the financial environment. In such cases, the valuations associated with such securities may rely more on management's judgment and include inputs and assumptions that are less observable or require greater estimation as well as valuation methods that are more sophisticated or require greater estimation. The valuations generated by such methods may be different from the value at which the investments ultimately may be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company's consolidated financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on the Company's financial condition or results of operations.

Changes in the financial strength ratings of financial guaranty insurers issuing policies on bonds held in the Company's investment portfolio may have an adverse effect on the Company's investment results.

In an effort to enhance the bond rating applicable to certain bond issues, some bond issuers purchase municipal bond insurance policies from private insurers. The insurance generally guarantees the payment of principal and interest on a bond issue if the issuer defaults. By purchasing the insurance, the financial strength ratings applicable to the bonds are based on the credit worthiness of the insurer as well as the underlying credit of the bond issuer. These financial guaranty insurers are subject to DOI oversight. As the financial strength ratings of these insurers are reduced, the ratings of the insured bond issues correspondingly decrease. Although the Company has determined that the financial strength ratings of the underlying bond issues in its investment portfolio are within the Company's investment policy without the enhancement provided by the insurance policies, any further downgrades in the financial strength ratings of these insurance companies or any defaults on the insurance policies written by these insurance companies may reduce the fair value of the underlying bond issues and the Company's investment portfolio or may reduce the investment results generated by the Company's investment portfolio, which could have a material adverse effect on the Company's financial condition, results of operations, and liquidity.

Deterioration of the municipal bond market in general or of specific municipal bonds held by the Company may result in a material adverse effect on the Company's financial condition, results of operations, and liquidity.

At December 31, 2023, approximately 44% of the Company's total investment portfolio at fair value and approximately 53% of its total fixed maturity securities at fair value were invested in tax-exempt municipal bonds. With such a large percentage of the Company's investment portfolio invested in municipal bonds, the performance of the Company's investment portfolio, including the cash flows generated by the investment portfolio, is significantly dependent on the performance of municipal bonds. If the value of municipal bond markets in general or any of the Company's municipal bond holdings deteriorates, the performance of the Company's investment portfolio, financial condition, results of operations, and liquidity may be materially and adversely affected.

If the Company's loss reserves are inadequate, its business and financial position could be harmed.

The process of establishing property and liability loss reserves is inherently uncertain due to a number of factors, including underwriting quality, the frequency and amount of covered losses, variations in claims settlement practices, the costs and uncertainty of litigation, and expanding theories of liability. While the Company believes that its actuarial techniques and databases are sufficient to estimate loss reserves, the Company's approach may prove to be inadequate. If any of these contingencies, many of which are beyond the Company's control, results in loss reserves that are not sufficient to cover its actual losses, the Company's financial condition, results of operations, and liquidity may be materially and adversely affected.

There is uncertainty involved in the availability of reinsurance and the collectability of reinsurance recoverable.

The Company reinsures a portion of its potential losses on the policies it issues to mitigate the volatility of the losses on its financial condition and results of operations. The availability and cost of reinsurance is subject to market conditions, which are outside of the Company's control. From time to time, market conditions have limited, and in some cases, prevented insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. As a result, the Company may not be able to successfully purchase reinsurance and transfer a portion of the Company's risk through reinsurance arrangements. In addition, as is customary, the Company initially pays all claims and seeks to recover the reinsured losses from its reinsurers. Although the Company reports as assets the amount of claims paid which the Company expects to recover from reinsurers, no assurance can be given that the Company will be able to collect from its reinsurers. If the amounts actually recoverable under the Company's reinsurance treaties are ultimately determined to be less than the amount it has reported as recoverable, the Company may incur a loss during the period in which that determination is made.

The failure of any loss limitation methods employed by the Company could have a material adverse effect on its financial condition or results of operations.

Various provisions of the Company's policies, such as limitations or exclusions from coverage which are intended to limit the Company's risks, may not be enforceable in the manner the Company intends. In addition, the Company's policies contain conditions requiring the prompt reporting of claims and the Company's right to decline coverage in the event of a violation of that condition. While the Company's insurance product exclusions and limitations reduce the Company's loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect the Company's loss experience, which could have a material adverse effect on its financial condition or results of operations.

The Company's business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations.

The Company faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes and other catastrophic events, particularly hurricanes, earthquakes, hail storms, explosions, tropical storms, rain storms, fires, mudslides, sinkholes, war, acts of terrorism, severe weather and other natural and man-made disasters. Such events typically increase the frequency and severity of automobile and other property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in substantial volatility in the Company's financial condition and results of operations from period to period. Although the Company attempts to manage its exposure to such events, the occurrence of one or more major catastrophes in any given period could have a material and adverse impact on the Company's financial condition and results of operations and could result in substantial outflows of cash as losses are paid.

The Company depends on independent agents who may discontinue sales of its policies at any time.

The Company sells its insurance policies primarily through a network of approximately 6,390 independent agents. The Company must compete with other insurance carriers for these agents' business. Some competitors offer a larger variety of products, lower prices for insurance coverage, higher commissions, or more attractive non-cash incentives. To maintain its relationship with these independent agents, the Company must pay competitive commissions, be able to respond to their needs quickly and adequately, and create a consistently high level of customer satisfaction. If these independent agents find it preferable to do business with the Company's competitors, it would be difficult to renew the Company's existing business or attract new business. State regulations may also limit the manner in which the Company's producers are compensated or incentivized. Such developments could negatively impact the Company's relationship with these parties and ultimately reduce revenues.

The Company's expansion plans may adversely affect its future profitability.

The Company intends to continue to expand its operations in several of the states in which the Company has operations and may expand into states in which it has not yet begun operations. The intended expansion will necessitate increased expenditures. The Company intends to fund these expenditures out of cash flows from operations. The expansion may not occur, or if it does occur, may not be successful in providing increased revenues or profitability. If the Company's cash flows from operations are insufficient to cover the costs of the expansion, or if the expansion does not provide the benefits anticipated, the Company's financial condition, results of operations, and ability to grow its business may be harmed.

Any inability of the Company to realize its deferred tax assets, if and when they arise, may have a material adverse effect on the Company's financial condition and results of operations.

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits. The Company evaluates its deferred tax assets for recoverability based on available evidence, including assumptions about future profitability and capital gain generation. Although management believes that it is more likely than not that the deferred tax assets will be realized, some or all of the Company's deferred tax assets could expire unused if the Company is unable to generate taxable income of an appropriate character and in a sufficient amount to utilize these tax benefits in the future. Any determination that the Company would not be able to realize all or a portion of its deferred tax assets in the future would result in a charge to earnings in the period in which the determination is made. This charge could have a material adverse effect on the Company's results of operations and financial condition. In addition, the assumptions used to make this determination are subject to change from period to period based on changes in tax laws or variances between the Company's projected operating performance and actual results. As a result, significant management judgment is required in assessing the possible need for a deferred tax asset valuation allowance. The changes in the estimates and assumptions used in such assessments and decisions can materially affect the Company's results of operations and financial condition.

The carrying value of the Company's goodwill and other intangible assets could be subject to an impairment write-down.

At December 31, 2023, the Company's consolidated balance sheets reflected approximately $43 million of goodwill and $8 million of other intangible assets. The Company evaluates whether events or circumstances have occurred that suggest that the fair values of its goodwill and other intangible assets are below their respective carrying values. The determination that the fair values of the Company's goodwill and other intangible assets are less than their carrying values may result in an impairment write-down. An impairment write-down would be reflected as expense and could have a material adverse effect on the Company's results of operations during the period in which it recognizes the expense. In the future, the Company may incur impairment charges related to goodwill and other intangible assets already recorded or arising out of future acquisitions.

Uncertain economic conditions may negatively affect the Company's business and operating results.

Uncertain economic conditions could adversely affect the Company in the form of consumer behavior and pressure on its investment portfolio. Consumer behavior could include policy cancellations, modifications, or non-renewals, which may reduce cash flows from operations and investments, may harm the Company's financial position, and may reduce the Insurance Companies' statutory surplus. Uncertain economic conditions also may impair the ability of the Company's customers to pay premiums as they become due, and as a result, the Company's bad debt reserves and write-offs could increase. It is also possible that claims fraud may increase. The Company's investment portfolios could be adversely affected as a result of financial and business conditions affecting the issuers of the securities in the Company's investment portfolio. In addition, declines in the Company's profitability could result in a charge to earnings for the impairment of goodwill, which would not affect the Company's cash flows but could decrease its earnings, and could adversely affect its stock price.

The Company may be adversely affected if economic conditions result in either inflation or deflation. In an inflationary environment, established reserves may become inadequate and increase the Company's loss ratio, and market interest rates may rise and reduce the value of the Company's fixed maturity portfolio. The departments of insurance may not approve premium rate increases in time for the Company to adequately mitigate inflated loss costs. In a deflationary environment, some fixed maturity issuers may have difficulty meeting their debt service obligations and thereby reduce the value of the Company's fixed maturity portfolio; equity investments may decrease in value; and policyholders may experience difficulties paying their premiums to the Company, which could adversely affect premium revenue.

Risks Related to the Company's Industry

The private passenger automobile insurance industry is highly competitive, and the Company may not be able to compete effectively against larger or better-capitalized companies.

The Company competes with many property and casualty insurance companies selling private passenger automobile insurance in the states in which the Company operates. Many of these competitors are better capitalized than the Company, have higher A.M. Best ratings, and have a larger market share in the states in which the Company operates. The superior capitalization of the competitors may enable them to offer lower rates, to withstand larger losses, and to more effectively take advantage of new marketing opportunities. The Company's competition may also become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. The Company's ability to compete against these larger, better-capitalized competitors depends on its ability to deliver superior service and its strong relationships with independent agents.

The Company may undertake strategic marketing and operating initiatives to improve its competitive position and drive growth. If the Company is unable to successfully implement new strategic initiatives or if the Company's marketing campaigns do not attract new customers, the Company's competitive position may be harmed, which could adversely affect the Company's business and results of operations. Additionally, in the event of a failure of any competitor, the Company and other insurance companies would likely be required by state law to absorb the losses of the failed insurer and would be faced with an unexpected surge in new business from the failed insurer's former policyholders.

The Company may be adversely affected by changes in the private passenger automobile insurance industry.

Approximately 62% of the Company's direct premiums written for the year ended December 31, 2023 were generated from private passenger automobile insurance policies. Adverse developments in the market for personal automobile insurance or the personal automobile insurance industry in general, whether related to changes in competition, pricing or regulations, could cause the Company's results of operations to suffer. The property-casualty insurance industry is also exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, wild fires, sinkholes, earthquakes and, to a lesser degree, explosions, terrorist attacks, and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, new and used car valuations, medical costs, and changes in non-economic costs due to changes in the legal and regulatory environments. In addition, the advent of driverless cars and usage-based insurance could materially alter the way that automobile insurance is marketed, priced, and underwritten.

The Company cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on its business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, droughts, other storms and fires) in certain parts of the world. In response, a number of legal and regulatory measures and social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions that may be chief contributors to global climate change. The Company cannot predict the impact that changing climate conditions, if any, will have on its business or its customers, although the impact on the Company's results of operations or financial condition of incurred losses related to natural disasters that may result from changing climate conditions is mitigated to the extent its reinsurance programs provide coverage for such losses. See "Reinsurance" in "Item 1. Business" for information regarding the Company's reinsurance programs. It is also possible that the legal, regulatory and social responses to climate change could have a negative effect on the Company's results of operations or financial condition.

Changes in federal or state tax laws could adversely affect the Company's business, financial condition, results of operations, and liquidity.

The Company's financial condition, results of operations, and liquidity are dependent in part on tax policy implemented at the federal and/or state level. For example, a significant portion of the Company's investment portfolio consists of municipal securities that receive beneficial tax treatment under applicable federal tax law. The Company's results are also subject to federal and state tax rules applicable to dividends received from its subsidiaries and its equity holdings. Additionally, changes in tax laws could have an adverse effect on deferred tax assets and liabilities included in the Company's consolidated balance sheets and results of operations. The Company cannot predict whether any tax legislation will be enacted in the near future or whether any such changes to existing federal or state tax law would have a material adverse effect on the Company's financial condition and results of operations.

The insurance industry is subject to extensive regulation, which may affect the Company's ability to execute its business plan and grow its business.

The Company is subject to extensive regulation and supervision by government agencies in each of the states in which its Insurance Companies are domiciled, sell insurance products, issue policies, or manage claims. Some states impose restrictions or require prior regulatory approval of specific corporate actions, which may adversely affect the Company's ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow its business profitably. These regulations provide safeguards for policyholders and are not intended to protect the interests of shareholders. The Company's ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner is, and will continue to be, critical to its success. Some of these regulations include:

Required Licensing. The Company operates under licenses issued by the DOI in the states in which the Company sells insurance. If a regulatory authority denies or delays granting a new license, the Company's ability to enter that market quickly or offer new insurance products in that market may be substantially impaired. In addition, if the DOI in any state in which the Company currently operates suspends, non-renews, or revokes an existing license, the Company would not be able to offer affected products in that state.

Transactions Between Insurance Companies and Their Affiliates. Transactions between the Insurance Companies and their affiliates (including the Company) generally must be disclosed to state regulators, and prior approval of the applicable regulator is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of some transactions, which may adversely affect the Company's ability to innovate or operate efficiently.

Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which the Company conducts business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, the Company begins using new rates before they are approved, it may be required to issue refunds or credits to the Company's policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. In other states, prior approval of rate changes is required and there may be long delays in the approval process or the rates may not be approved. Accordingly, the Company's ability to respond to market developments or increased costs in that state can be adversely affected.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Most of the states in which the Company operates have laws and regulations that limit its ability to exit a market, or reduce risk by cancellation or non-renewal of individual policies. For example, these states may, for public policy reasons, limit an insurer's ability to cancel and non-renew private passenger automobile or homeowners insurance policies. They may also prohibit the Company from withdrawing one or more lines of insurance business from the state unless prior approval is received from the state DOI. In some states, the regulations restricting withdrawal extend to significant reductions in the amount of insurance written, not only to a complete withdrawal. Laws and regulations that limit the Company's ability to cancel and non-renew policies in some states or locations and that subject withdrawal plans to prior approval requirements may restrict the Company's ability to control its risk exposure or exit unprofitable markets, which may harm its business and results of operations.

Other Regulations. The Company must also comply with regulations involving, among other matters:

- the use of non-public consumer information and related privacy issues;

- the use of credit history in underwriting and rating;

- limitations on the ability to charge policy fees;

- limitations on types and amounts of investments;

- the payment of dividends;

- the acquisition or disposition of an insurance company or of any company controlling an insurance company;

- involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

- reporting with respect to financial condition;

- periodic financial and market conduct examinations performed by state insurance department examiners; and

- the other regulations discussed in this Annual Report on Form 10-K.

The failure to comply with these laws and regulations may also result in regulatory actions, fines and penalties, and in extreme cases, revocation of the Company's ability to do business in that jurisdiction. In addition, the Company may face individual and class action lawsuits by insured and other parties for alleged violations of certain of these laws or regulations.

In addition, from time to time, the Company may support or oppose legislation or other amendments to insurance regulations in California or other states in which it operates. Consequently, the Company may receive negative publicity related to its support or opposition of legislative or regulatory changes that may have a material adverse effect on the Company's financial condition, results of operations, and liquidity.

Regulation may become more restrictive in the future, which may adversely affect the Company's business, financial condition, and results of operations.

No assurance can be given that states will not make existing insurance-related laws and regulations more restrictive in the future or enact new restrictive laws. New or more restrictive regulation in any state in which the Company conducts business could make it more expensive for it to continue to conduct business in these states, restrict the premiums the Company is able to charge or otherwise change the way the Company does business. In such events, the Company may seek to reduce its writings in or to withdraw entirely from these states. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. The Company cannot predict whether and to what extent new laws and regulations that would affect its business will be adopted, the timing of any such adoption and what effects, if any, they may have on the Company's business, financial condition, and results of operations.

Assessments and other surcharges for guaranty funds, second-injury funds, catastrophe funds, and other mandatory pooling arrangements may reduce the Company's profitability.

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insured parties as the result of impaired or insolvent insurance companies. Many states also have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various states, the Insurance Companies must participate in mandatory property and casualty shared-market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the Company's profitability in any given period or limit its ability to grow its business.

The insurance industry faces litigation risks, which, if resolved unfavorably, could result in substantial penalties and/or monetary damages, including punitive damages. In addition, insurance companies incur material expenses defending litigation and their results of operations or financial condition could be adversely affected if they fail to accurately project litigation expenses.

Insurance companies are subject to a variety of legal actions including breach of contract claims, tort claims, fraud and misrepresentation claims, employee benefit claims, and wage and hour claims. In addition, insurance companies incur and likely will continue to incur potential liability for claims related to the insurance industry in general and to the Company's business in particular, such as those related to allegations for failure to pay claims, termination or non-renewal of coverage, interpretation of policy language, policy sales practices, reinsurance matters, and other similar matters. Such actions can also include allegations of fraud, misrepresentation, and unfair or improper business practices and can include claims for punitive damages.

Court decisions and legislative activity may increase exposures for any of the types of claims insurance companies face. There is a risk that insurance companies could incur substantial legal fees and expenses in any of the actions companies defend in excess of amounts budgeted for defense.

The Company and the Insurance Companies are named as defendants in a number of lawsuits. Those that management believes could have a material effect on the Company's consolidated financial statements are described more fully in "Overview—B. Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18. Commitments and Contingencies, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data." Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. The precise nature of the relief that may be sought or granted in any lawsuit is uncertain and may negatively impact the manner in which the Company conducts its business, which could materially increase the Company's legal expenses and negatively impact the results of operations. In addition, potential litigation involving new claim, coverage, and business practice issues could adversely affect the Company's business by changing the way policies are priced, extending coverage beyond its underwriting intent, or increasing the size of claims.

Risks Related to Technology and Cybersecurity

The Company relies on its information technology systems, and those of its service providers, to manage many aspects of its business, and any failure of these systems to function properly or any interruption in their operation could result in a material adverse effect on the Company's business, financial condition, and results of operations.

The Company depends on the accuracy, reliability, and proper functioning of its information technology systems, networks and online sites, including systems maintained by third-party vendors with which we do business (collectively, "IT Systems"). The Company relies on these IT Systems to effectively manage many aspects of its business, including underwriting, policy acquisition, claims processing and handling, accounting, reserving and actuarial processes and policies, and to maintain its policyholder data. We and our providers face various and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and data, including personal information, that we process. These risks include the risk of a cyber incident, which has generally increased as the number, intensity and sophistication of attempted attacks by threat actors have increased globally, especially given the use of more advanced hacking tools and techniques and the use of artificial intelligence, including by computer hackers, state-sponsored actors, information service interruptions and cyber terrorists, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Techniques used in cyber incidents evolve frequently, may originate from less regulated and remote areas of the world and be difficult to detect and may not be recognized until launched against a target. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, making it impossible for us to entirely eliminate this risk.

Like many companies, we have been, and expect to continue to be, the target of cyber incidents. While these incidents have not had a material impact to date, as our reliance on technology increases, so do the risks of a security incident. For example, unauthorized parties, whether within or outside the Company, may disrupt or gain access to our IT Systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, computer viruses or other malicious codes, and similar means of unauthorized and destructive tampering. Though we have adopted cybersecurity measures, such measures cannot provide absolute security, and there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully complied with or effective in protecting our systems and information.

The failure of hardware or software that supports the Company's information technology systems, the loss of data contained in the systems, or any delay or failure in the full deployment of the Company's information technology systems could disrupt its business and could result in decreased premiums, increased overhead costs, and inaccurate reporting, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

In addition, despite system redundancy, the implementation of security measures, and the existence of a disaster recovery plan for the Company's information technology systems, these systems are vulnerable to damage or interruption from:

- earthquake, fire, flood and other natural disasters;

- terrorist attacks and attacks by computer viruses, hackers, phishing, ransomware, or other exploits;

- power loss in areas not covered by backup power generators;

- unauthorized access; and

- computer systems, internet, telecommunications or data network failure.

An actual or perceived IT System failure, accident, or security breach could result in a material disruption to the Company's business and result in the theft, misuse, loss, corruption or improper use or disclosure of data, including personal information or confidential business information. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions. Following implementation of IT Systems, the Company may from time to time install new or upgraded business management systems. To the extent that a critical system fails or is not properly implemented and the failure cannot be corrected in a timely manner, the Company may experience disruptions to the business that could have a material adverse effect on the Company's results of operations. This could result in government investigations, lawsuits (including class actions), enforcement actions and other legal and financial liability, and/or loss of confidence in the availability and security of our products and services, all of which could seriously harm our reputation and brand and impair our ability to attract and retain clients. Cyberattacks could also compromise our own trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could negatively affect our business. Although the Company seeks to mitigate the impact and severity of potential cyber threats through cyber insurance coverage, not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. In addition, disputes with insurance carriers, including over policy terms, reservation of rights, applicability of coverage (including exclusions), compliance with provisions (including notice) and/or insolvency of insurance carriers, may significantly affect the amount or timing of recovery.

Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of internal or policyholder systems and data could result in damages to the Company's reputation and/or subject it to expenses, fines or lawsuits.

The Company collects and retains large volumes of internal and policyholder data, including personally identifiable information, for business purposes including underwriting, claims and billing purposes, and relies upon the various information technology systems that enter, process, summarize and report such data. The Company also maintains personally identifiable information about its employees. The confidentiality and protection of the Company's policyholder, employee and Company data are critical to the Company's business. The Company's policyholders and employees have a high expectation that the Company will adequately protect their personal information. As such, we are subject to various federal, state and local laws, regulations and industry standards. The regulatory environment, as well as the requirements imposed by the payment card industry and insurance regulators, governing information, security and privacy laws is increasingly demanding and continues to evolve, resulting in a patchwork of legislation that can be subject to differing interpretation. Maintaining compliance with applicable information security and privacy regulations may increase the Company's operating costs and adversely impact its ability to market products and services to its policyholders. Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

General Risk Factors

The Company is controlled by a small number of shareholders who will be able to exert significant influence over matters requiring shareholder approval, including change of control transactions.

George Joseph and Gloria Joseph collectively own more than 50% of the Company's common stock. Accordingly, George Joseph and Gloria Joseph have the ability to exert significant influence on the actions the Company may take in the future, including change of control transactions. From time to time, certain institutional investors also each own over 5% of the Company's common stock. This concentration of ownership may conflict with the interests of the Company's other shareholders and lenders.

Future equity or debt financing may affect the market price of the Company's common stock and rights of the current shareholders, and the future exercise of options and granting of shares will result in dilution in the investment of the Company's shareholders.

The Company may raise capital in the future through the issuance and sale of its common stock or debt securities. The Company cannot predict what effect, if any, such future financing will have on the market price of its common stock. Sales of substantial amounts of its common stock in the public market or issuance of substantial amounts of debt securities could adversely affect the market price of the Company's outstanding common stock, and may make it more difficult for shareholders to sell common stock at a time and price that the shareholder deems appropriate. Furthermore, holders of some of the Company's securities may have rights, preferences, and privileges that are senior to those of the Company's current shareholders. In addition, the Company has issued and may issue options to purchase shares of its common stock as well as restricted stock units ("RSUs") to incentivize its executives and key employees. In the event that any options to purchase common stock are exercised or any shares of common stock are issued when the RSUs vest, shareholders will suffer dilution in their investment.

Applicable insurance laws may make it difficult to effect a change of control of the Company or the sale of any of its Insurance Companies.

Before a person can acquire control of a U.S. insurance company or any holding company of a U.S. insurance company, prior written approval must be obtained from the DOI of the state where the insurer is domiciled. Prior to granting approval of an application to acquire control of the insurer or holding company, the state DOI will consider a number of factors relating to the acquirer and the transaction. These laws and regulations may discourage potential acquisition proposals and may delay, deter or prevent a change of control of the Company or the sale by the Company of any of its Insurance Companies, including transactions that some or all of the Company's shareholders might consider to be desirable.

Although the Company has consistently paid cash dividends in the past, it may not be able to pay or increase cash dividends in the future.

The Company has consistently paid cash dividends since the public offering of its common stock in November 1985 and has consistently increased the dividend per share until 2022. As a result of challenging business conditions, the Company reduced the dividend per share during 2022 for the first time since 1985. Future cash dividends will depend upon a variety of factors, including the Company's profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by the Board of Directors. The Company's ability to pay dividends or increase the dividend per share may also be limited by the ability of the Insurance Companies to make distributions to the Company, which may be restricted by financial, regulatory or tax constraints, and by the terms of the Company's debt instruments. In addition, there can be no assurance that the Company will pay dividends or increase the dividend per share even if the necessary financial and regulatory conditions are met and if sufficient cash is available for distribution.

Changes in accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other standard-setting bodies may adversely affect the Company's consolidated financial statements.

The Company's consolidated financial statements are subject to the application of GAAP, which is periodically revised and/or expanded. Accordingly, the Company is required to adopt new or revised accounting standards from time to time issued by recognized authoritative bodies, including the FASB. It is possible that future changes the Company is required to adopt could change the current accounting treatment that the Company applies to its consolidated financial statements and that such changes could have a material adverse effect on the Company's financial condition and results of operations.

The Company's disclosure controls and procedures may not prevent or detect acts of fraud.

The Company's disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, the Company cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and the Company cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on the Company's stock price.

The Company is required to include in its Annual Report on Form 10-K a report by its management regarding the effectiveness of the Company's internal control over financial reporting, which includes, among other things, an assessment of the effectiveness of the Company's internal control over financial reporting as of the end of its fiscal year, including a statement as to whether or not the Company's internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in the Company's internal control over financial reporting identified by management. Areas of the Company's internal control over financial reporting may require improvement from time to time. If management is unable to assert that the Company's internal control over financial reporting is effective now or in any future period, or if the Company's independent auditors are unable to express an opinion on the effectiveness of those internal controls, investors may lose confidence in the accuracy and completeness of the Company's financial reports, which could have an adverse effect on the Company's stock price.

The ability of the Company to attract, develop and retain talented employees, managers and executives, and to maintain appropriate staffing levels, is critical to the Company's success.

The Company is constantly hiring and training new employees and seeking to retain current employees. An inability to attract, retain and motivate the necessary employees for the operation and expansion of the Company's business could hinder its ability to conduct its business activities successfully, develop new products and attract customers.

The Company's success also depends upon the continued contributions of its executive officers, both individually and as a group. The Company's future performance will be substantially dependent on its ability to retain and motivate its management team. The loss of the services of any of the Company's executive officers could prevent the Company from successfully implementing its business strategy, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Pandemics, epidemics, widespread health emergencies, or outbreaks of infectious diseases could disrupt the Company's business and adversely affect its results of operations and financial condition.

The Company's operations may be subject to disruptions due to the occurrence of public health emergencies, such as the COVID-19 pandemic, or other similar unexpected events, some of which may be intensified by the effects of a government response to such an event. In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization and shortly thereafter, the President of the United States declared a National Emergency. The COVID-19 pandemic has caused significant economic and financial turmoil both in the United States and globally.

High inflation levels could have adverse consequences for the Company, the insurance industry and the U.S. economy generally.

The U.S. economy experienced elevated levels of inflation in 2022. Although the inflation moderated in 2023, it has created a heightened level of risk for the Company, the insurance industry and the U.S. economy generally throughout 2022 and much of 2023. Rising inflation may impact the reliability of the Company's loss reserve estimates and its ability to accurately price insurance products, and may create additional volatility in the fair value of its investments. Additionally, regulatory agencies, such as various state Departments of Insurance, the U.S. government and Federal Reserve may be slow to approve rate changes or adopt measures to attempt to control inflation during the highly inflationary periods, which could adversely affect the Company's ability to generate profits and cash flow. Continuing significant inflation could have a prolonged effect on the U.S. economy and could in turn increase the Company's operating and loss costs due to higher labor and materials costs, and may negatively affect its business, financial condition and results of operations.

The Company's business, financial condition and results of operations could be adversely affected by geopolitical conflicts and related disruptions in the global economy.

The escalation of geopolitical conflicts and tensions in various parts of the world, including increased trade barriers or restrictions on global trade, could result in, among other things, heightened cybersecurity threats, prolonged supply chain disruptions, protracted or increased inflation, lower consumer demand, fluctuations in interest rates, and increased volatility in financial markets, which could adversely affect the Company's business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

A.   Processes for Assessing, Identifying, and Managing Material Risks from Cybersecurity Threats

The Company has developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of its critical systems and information. The Company's cybersecurity risk management is integrated into and embedded in its overall enterprise risk management framework, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

The Enterprise Risk Management Committee oversees cybersecurity risks Company-wide while the Company's Chief Technology Officer ("CTO"), a member of the Enterprise Risk Management Committee, oversees the Information Security business unit's cybersecurity management programs and activities. The Company's cybersecurity risk management program includes the following key elements:

- formal cybersecurity risk assessment designed to help identify material cybersecurity risks to the Company's critical systems, information, services, and its broader enterprise information technology environment led by the Company's Information Security business unit and reported to its Enterprise Risk Management Committee;

- a team comprised of information security, information technology, infrastructure, and compliance personnel responsible for directing the Company's cybersecurity risk assessment and security processes and its cybersecurity incident response;

- third-party cybersecurity service provider, as needed, to conduct independent review and testing of the Company's cybersecurity risks and report to the Company;

- systems for protecting information technology systems and monitoring for suspicious events, such as threat protection, firewall and anti-virus software;

- cybersecurity awareness and prevention training for all employees;

- a Security Incident Response Plan designed to respond to cybersecurity incidents, which is regularly tested;

- a Vendor Risk Management Process for vetting third party service providers with access to the Company's information technology systems.

The Information Security business unit regularly evaluates the Company's cybersecurity risk profile and reports to the Board of Directors (the "Board"). In the event that a significant cybersecurity incident is identified, the Company engages a third-party cybersecurity incident response consultant, as needed, to provide an independent evaluation of the incident.

B. Oversight of Cybersecurity Risks Associated with Third Party Service Providers

The Company oversees and identifies material risks from cybersecurity threats related to its use of third-party service providers in accordance with its Vendor Risk Management Process. The contracts with service providers are reviewed during the onboarding process, renewal periods, and as necessary. The contracts require service providers to report cybersecurity incidents that impact the Company's data or information systems or that can otherwise disrupt its operations to the Company on a timely basis.

C. Impact of Cybersecurity Threats on Business Strategy and Results of Operations

The Company has experienced cybersecurity incidents in the past, and has been impacted by cybersecurity incidents experienced by its service providers, but none has materially affected the Company's operations. The Company has not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect the Company, including its operations, business strategy, results of operations, or financial condition. See "Risks Related to Technology and Cybersecurity" in "Part I – Item 1A. Risk Factors" for additional information.

Governance

A. Board of Directors' Oversight of Risks from Cybersecurity Threats

The Company's Board considers cybersecurity risk as critical to the enterprise. The full Board oversees the Company's Enterprise Risk Management program which incorporates cybersecurity risks together with other top operational, reporting and compliance risks the Company manages. The full Board is kept apprised by Management of the Company's cybersecurity risk assessment results, and an escalation process exists to inform the Board of high-severity cybersecurity incidents that may occur. In addition, the Board periodically engages independent third-party technology experts to test the Company's information technology systems, including cybersecurity.

The Company's Enterprise Risk Management Committee provides the Board with an overview of cybersecurity risks regularly. Additionally, the Company's Chief Executive Officer ("CEO") provides the Board with an Information Security Incident Report for Board meetings, which summarizes new incidents that did not require "off-cycle" escalation to the Board, and status updates on previously reported high severity incidents, as well as a cybersecurity incident analysis report issued by a third-party cybersecurity service provider.

B. Management's Role in Assessing and Managing Material Risks from Cybersecurity Threats

The Company's Information Security business unit primarily manages the day-to-day operations of monitoring cybersecurity risks to the Company's information systems, takes prevention, detection, and remediation measures for cybersecurity incidents, makes initial assessment of reported cybersecurity incidents, and reports such incidents to the Company's CEO, Chief Operating Officer ("COO"), CTO, Board and Enterprise Risk Management Committee as well as certain regulatory bodies, as needed. The following five management personnel are primarily responsible for assessing and managing the Company's material risks from cybersecurity threats:

- **Gabriel Tirador, Chief Executive Officer**: The Company's CEO, along with its COO, oversees the Technology team who monitors the Company's information technology systems for suspicious events. The Company's CEO reports to the Board regarding cybersecurity incidents and issues. The Company's CEO, COO and CTO oversee the use of third-party cybersecurity consultants by the Information Security business unit to engage in periodic evaluations. Mr. Tirador has over 30 years' experience in the property and casualty insurance industry and in the Company and is an inactive Certified Public Accountant. As CEO of the Company, he has overseen its Technology business unit for over 20 years, among other business units.

- **Victor Joseph, President and Chief Operating Officer**: The Company's President and COO oversees the technology team who monitors the Company's information technology systems for suspicious events. Mr. Joseph has overseen the technology team since 2022. Mr. Joseph has been employed by the Company in various capacities since 2009, and was appointed Executive Vice President and COO in January 2022 and President and COO in January 2024.

- **Theodore R. Stalick, Senior Vice President and Chief Financial Officer**: The Company's CFO oversees its enterprise risk management program which, among others, includes oversight of cybersecurity risk management and serves as Chairperson of the Company's Enterprise Risk Management Committee. Mr. Stalick has been the Company's CFO since 2001. Mr. Stalick is a Certified Public Accountant and has a Bachelors Degree in Business Administration, Accounting and Finance concentration, and an MBA, Business Analytics concentration.

- **Wilson Pang, Vice President and Chief Technology Officer**: The Company's CTO regularly provides the

Board with updates on cybersecurity risk management or significant reported cybersecurity incidents. The Company's CTO works with the Company's CEO, COO and Head of Information Security to determine the severity of cybersecurity incidents. The Company's CTO also works with its Head of Information Security to direct action in the event of a severe cybersecurity incident. Mr. Pang has over 20 years' experience in the technology industry. He has served in Chief Technology Officer and Chief Data Officer roles in several public companies and has deep expertise in technology, data, and artificial intelligence. He has a Master's and a Bachelor's Degree in electrical engineering.

- **Dustin Howard, Head of Information Security**: The Company's Head of Information Security supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external cybersecurity service providers; and alerts and reports produced by security tools deployed in the information technology environment. The Company's Head of Information Security also oversees the creation of remediation action plans with the affected business units. Mr. Howard has over 30 years' experience managing various aspects of information technology, and has extensive expertise in information security, compliance, and information technology infrastructure and service delivery. He has served in Head of Information Security, Chief Information Officer and Vice President roles in several public companies and has maintained Certified Information Systems Security Professional ("CISSP") certification since 2001. He has a Bachelor's Degree in Business Administration and a Master's Degree in Information Systems.

The five management personnel above also serve in the Company's Enterprise Risk Management Committee and are informed about and discuss updates to the cybersecurity risk management programs and cybersecurity incidents, including any prevention and detection measures as well as mitigation and remediation measures for any reported cybersecurity incidents. The Enterprise Risk Management Committee oversees the Company's overall risk management processes that include oversight of material risks from cybersecurity threats. The CEO and CFO are also members of the Company's Disclosure Committee. The CTO and Head of Information Security participate in Disclosure Committee meetings, as needed, to facilitate discussion and provide information on cybersecurity incidents reported. The CEO, CTO and Head of Information Security provide the Board with information and updates on cybersecurity risks and incidents as in-house technology and cybersecurity experts during Board meetings or as needed.

Depending on the nature and severity of the reported cybersecurity incidents, the Enterprise Risk Management Committee may recommend activation of the Crisis Management Plan under the Company's Business Continuity Management Program. The Disclosure Committee is informed by the CEO of significant cybersecurity incidents for purposes of determining materiality.

Item 2.   Properties

The Company owns the following buildings which support all business segments. Space not occupied by the Company may be leased to independent third party tenants.

Location	Purpose	Size in Square Feet	Percent Occupied by the Company at December 31, 2023
Brea, CA	Property held for sale	156,000	100 %
Brea, CA	Home office and I.T. facilities	80,000	100 %
Folsom, CA	Administrative	88,000	100 %
Los Angeles, CA	Executive offices	41,000	95 %
Oklahoma City, OK	Administrative	100,000	10 %

The Company leases additional office space for operations. In addition, the Company owns 5.9 acres of land in Rancho Cucamonga, California. The Company's properties are well maintained, adequately meet its needs, and are being utilized for their intended purposes.

Office location is not crucial to the Company's operations. Although the Company occupies space in owned buildings and leased office space, and all team members may utilize this office space to carry out Company business, most of its workforce chooses to work from home, as a result of the "Mercury's My Workplace" policy that allows most of its employees to work from anywhere in the U.S. beginning January 2022. Consequently, the Company is in the process of reducing its office footprint.

Item 3.   Legal Proceedings

The Company is, from time to time, named as a defendant in various lawsuits or regulatory actions incidental to its insurance business. The majority of lawsuits brought against the Company relate to insurance claims that arise in the normal course of business and are reserved for through the reserving process. For a discussion of the Company's reserving methods, see "Overview-C. Critical Accounting Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1. Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The Company also establishes accruals for estimated liabilities for non-insurance claims related lawsuits, regulatory actions, and other contingencies when the Company believes a loss is probable and is able to estimate its potential exposure. For loss contingencies believed to be reasonably possible, the Company also discloses the nature of the loss contingency and an estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made. In addition, the Company accrues for anticipated legal defense costs associated with such lawsuits and regulatory actions. While actual losses may differ from the amounts recorded and the ultimate outcome of the Company's pending actions is generally not yet determinable, the Company does not believe that the ultimate resolution of currently pending legal or regulatory proceedings, either individually or in the aggregate, will have a material adverse effect on its financial condition or cash flows.

In all cases, the Company vigorously defends itself unless a reasonable settlement appears appropriate. For a discussion of legal matters, see "Overview—B. Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18. Commitments and Contingencies, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data," which is incorporated herein by reference.

There are no environmental proceedings arising under federal, state, or local laws or regulations to be discussed.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The shares of the Company's common stock are listed and traded on the New York Stock Exchange (trading symbol: MCY).

The closing price of the Company's common stock on February 8, 2024 was $40.01.

Holders

As of February 8, 2024, there were approximately 141 holders of record of the Company's common stock.

Dividends

For financial statement purposes, the Company records dividends on the declaration date. The continued payment and amount of cash dividends will depend upon the Company's operating results, overall financial condition, capital requirements, and general business conditions.

Holding Company Act

Pursuant to the Holding Company Act, California-domiciled insurance companies are required to notify the California DOI of any dividend after declaration, but prior to payment. There are similar limitations imposed by other states on the Insurance Companies' ability to pay dividends. As of December 31, 2023, the Insurance Companies are permitted to pay in 2024, without obtaining DOI approval for extraordinary dividends, $163 million in dividends to Mercury General, of which $140 million may be paid by the California Companies.

For a discussion of certain restrictions on the payment of dividends to Mercury General by some of its insurance subsidiaries, see Note 13. Dividends, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Performance Graph

The following graph compares the cumulative total shareholder returns on the Company's common stock (trading symbol: MCY) with the cumulative total returns on the Standard and Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the Company's industry peer group over the last five years. The graph assumes that $100 was invested on December 31, 2018 in each of the Company's Common Stock, the S&P 500 Index and the industry peer group and the reinvestment of all dividends.



	2018	2019	2020	2021	2022	2023
Mercury General	$ 100.00	$ 98.76	$ 112.28	$ 119.22	$ 80.33	$ 91.20
Industry Peer Group	100.00	118.21	121.92	151.59	167.70	189.22
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21

The industry peer group consists of Alleghany Corporation, Allstate Corporation, American Financial Group, Arch Capital Group Ltd, Berkley (W.R.), Berkshire Hathaway 'B', Chubb Corporation, Cincinnati Financial Corporation, CNA Financial Corporation, Erie Indemnity Company, Hanover Insurance Group, Markel Corporation, Old Republic International, Progressive Corporation, RLI Corporation, Selective Insurance Group, and Travelers Companies, Inc.

Recent Sales of Unregistered Securities

None.

Share Repurchases

The Company does not currently have any share repurchases authorized by the Board. The Company has not repurchased any of its Common Stock since 2000.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Certain statements contained in this report are forward-looking statements based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. Actual results may differ from those projected in the forward-looking statements. These forward-looking statements involve significant risks and uncertainties (some of which are beyond the control of the Company) and are subject to change based upon various factors, including but not limited to the following risks and uncertainties: changes in the demand for the Company's insurance products, inflation and general economic conditions, including general market risks associated with the Company's investment portfolio; the accuracy and adequacy of the Company's pricing methodologies; catastrophes in the markets served by the Company; uncertainties related to estimates, assumptions and projections generally; the possibility that actual loss experience may vary adversely from the actuarial estimates made to determine the Company's loss reserves in general; the Company's ability to obtain and the timing of the approval of premium rate changes for insurance policies issued in states where the Company operates; legislation adverse to the automobile insurance industry or business generally that may be enacted in the states where the Company operates; the Company's success in managing its business in non-California states; the presence of competitors with greater financial resources and the impact of competitive pricing and marketing efforts; the Company's ability to successfully allocate the resources used in the states with reduced or exited operations to its operations in other states; changes in driving patterns and loss trends; acts of war and terrorist activities; pandemics, epidemics, widespread health emergencies, or outbreaks of infectious diseases; court decisions and trends in litigation and health care and auto repair costs; and legal, cybersecurity, regulatory and litigation risks.

From time to time, forward-looking statements are also included in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K, in press releases, in presentations, on its web site, and in other materials released to the public. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of any document the Company incorporates by reference, any other report filed with the SEC or any other public statement made by the Company, the date of the document, report or statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise.

OVERVIEW

A. General

The operating results of property and casualty insurance companies are subject to significant quarter-to-quarter and year-to-year fluctuations due to the effect of competition on pricing, the frequency and severity of losses, the effect of weather and natural disasters on losses, general economic conditions, the general regulatory environment in states in which an insurer operates, state regulation of insurance including premium rates, changes in fair value of investments, and other factors such as changes in tax laws. The property and casualty insurance industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a significant impact on the Company's ability to grow and retain business.

The Company is headquartered in Los Angeles, California and writes primarily personal automobile lines of business selling policies through a network of independent agents, 100% owned insurance agents and direct channels, in 11 states: Arizona, California, Florida, Georgia, Illinois, Nevada, New Jersey, New York, Oklahoma, Texas, and Virginia. The Company also offers homeowners, commercial automobile, commercial property, mechanical protection, fire, and umbrella insurance. Private passenger automobile lines of insurance business accounted for approximately 62% of the $4.6 billion of the Company's direct premiums written in 2023, and approximately 82% of the private passenger automobile premiums were written in California.

This section discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects, and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of management's discussion and analysis, the Company's consolidated financial statements and notes thereto, and all other items contained within this Annual Report on Form 10-K.

2023 Financial Performance Summary

The Company's net income (loss) for the year ended December 31, 2023 was $96.3 million, or $1.74 per diluted share, compared to $(512.7) million, or $(9.26) per diluted share, for the same period in 2022. Included in net income (loss) was $234.6 million of pre-tax net investment income that was generated during 2023 on a portfolio of $5.2 billion, at fair value, at December 31, 2023, compared to $168.4 million of pre-tax net investment income that was generated during 2022 on a portfolio of $4.9 billion, at fair value, at December 31, 2022. Also included in net income (loss) were pre-tax net realized investment gains (losses) of $101.0 million and $(488.1) million in 2023 and 2022, respectively, and pre-tax catastrophe losses, net of reinsurance and reinstatement premiums earned, of approximately $239.2 million and $101.3 million in 2023 and 2022, respectively. Pre-tax net realized investment gains for 2023 resulted largely from the increase in fair value of fixed maturity securities as well as the increase in fair value of equity securities.

The Company continued its marketing efforts to enhance name recognition and lead generation in 2023, although it reduced the spending for advertising and marketing as part of its cost saving initiative. The Company believes that its marketing efforts, combined with its ability to maintain relatively low prices and a strong reputation, make its insurance products competitive in California and in other states.

The Company believes its thorough underwriting process gives it an advantage over its competitors. The Company's agent relationships and underwriting and claims processes are its most important competitive advantages.

The Company's operating results and growth have allowed it to consistently generate positive cash flow from operations, which was approximately $453 million and $353 million in 2023 and 2022, respectively. Cash flow from operations has been used to pay shareholder dividends and help support growth.

Economic and Industry Wide Factors

- Regulatory Uncertainty—The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors, restricting cancellation and non-renewal of insurance policies, and establishing minimum capital and surplus requirements. In many states, insurance commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. There is no certainty that current or future regulations and the interpretation of those regulations by insurance commissioners and the courts will not have an adverse impact on the Company.

- Cost Uncertainty—Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analyses indicate that they are needed.

- Economic Conditions—The Company's financial condition, results of operations, and liquidity may be negatively impacted by global, national and local economic conditions, such as recessions, increased levels of unemployment, inflation, and large fluctuations in interest rates. Further, volatility in global capital markets could adversely affect the Company's investment portfolio. The Company is not able to predict the timing and effect of these factors, or their duration and severity.

- Inflation—The largest cost component for automobile insurers is losses, which include medical, replacement automobile parts, and labor costs. There can be significant variation in the overall increases in medical cost inflation, and it is often years after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates may be higher or lower than anticipated.

- Loss Frequency—Another component of overall loss costs is loss frequency, which is the number of claims per risk insured. Loss frequency trends are affected by many factors such as fuel prices, the economy, the prevalence of distracted driving, collision avoidance and other technology in vehicles, and stay-at-home orders issued by state and local governments due to the pandemic.

- Underwriting Cycle and Competition—The property and casualty insurance industry is highly cyclical, with alternating hard and soft market conditions. The Company believes that the automobile insurance market in most states was hard during 2023 as insurance carriers increased rates reflecting high inflation and loss severity and tightened their underwriting. In addition, in California, several insurance carriers stopped writing new business policies.

Technology

The Company has made significant progress in migrating most of its products from legacy systems to a single platform in 2023. The Company will continue to invest in the modernization of its technology and data science platforms as well as enhanced security protections in 2024.

B. Regulatory and Legal Matters

The process for implementing rate changes varies by state. For more detailed information related to insurance rate approval, see "Item 1. Business—Regulation."

During 2023, the Company implemented rate changes in 11 states. The following are recent rate increases approved by the California DOI or pending its approval for lines of insurance business that accounted for 5% or more of the Company's total net premiums earned in 2023:

- In January 2023, the California DOI approved a 6.9% rate increase on the private passenger automobile line of insurance business for MIC and CAIC. These rate increases became effective in March 2023. The California DOI approved an additional 6.99% rate increase on the private passenger automobile line of insurance business for MIC and CAIC in June 2023. These rate increases became effective in July 2023. In addition, in January 2024, the California DOI approved a 22.5% rate increase for MIC and a 3.8% rate increase for CAIC on the private passenger automobile line of insurance business. These rate increases are expected to become effective in late February of 2024. The private passenger automobile line of insurance business of MIC and CAIC represented approximately 48% and 5%, respectively, of the Company's total net premiums earned in 2023.

- In March 2023, the California DOI approved a 12.6% rate increase on the California homeowners line of insurance business. This rate increase became effective in May 2023. In addition, in May 2023, the Company filed an application with the California DOI for a 6.99% rate increase on the California homeowners line of insurance business. The California homeowners line of insurance business represented approximately 16% of the Company's total net premiums earned in 2023.

The Company is, from time to time, named as a defendant in various lawsuits or regulatory actions incidental to its insurance business. The majority of lawsuits brought against the Company relate to insurance claims that arise in the normal course of business and are reserved for through the reserving process. For a discussion of the Company's reserving methods, see "Critical Accounting Estimates" below and Note 1. Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The Company also establishes accruals for estimated liabilities for non-insurance claims related lawsuits, regulatory actions, and other contingencies when the Company believes a loss is probable and is able to estimate its potential exposure. For material loss contingencies believed to be reasonably possible, the Company also discloses the nature of the loss contingency and an estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made. In addition, the Company accrues for anticipated legal defense costs associated with such lawsuits and regulatory actions. While actual losses may differ from the amounts recorded and the ultimate outcome of the Company's pending actions is generally not yet determinable, the Company does not believe that the ultimate resolution of currently pending legal or regulatory proceedings, either individually or in the aggregate, will have a material adverse effect on its financial condition or cash flows.

For a discussion of additional regulatory and legal matters, see Note 18. Commitments and Contingencies of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data." In all cases, the Company vigorously defends itself unless a reasonable settlement appears appropriate.

C. Critical Accounting Estimates

Loss and Loss Adjustment Expense Reserves ("Loss Reserves")

Preparation of the Company's consolidated financial statements requires management's judgment and estimates. The most significant is the estimate of loss reserves. Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the loss reserve that is required. A key assumption in estimating loss reserves is the degree to which the historical data used to analyze reserves will be predictive of ultimate claim costs on incurred claims. Changes in the regulatory and legal environments, results of litigation, medical costs, the cost of repair materials, and labor rates, among other factors, can impact this assumption. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount could be. Accordingly, short-tail liability claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims.

The Company calculates a loss reserve point estimate rather than a range. There is inherent uncertainty with estimates and this is particularly true with loss reserve estimates. This uncertainty comes from many factors which may include changes in claims reporting and settlement patterns, changes in the regulatory and legal environments, uncertainty over inflation rates, and uncertainty for unknown items. The Company does not make specific provisions for these uncertainties, rather it considers them in establishing its loss reserve by looking at historical patterns and trends and projecting these out to current loss reserves. The underlying factors and assumptions that serve as the basis for preparing the loss reserve estimate include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data, and other relevant information.

The Company also engages independent actuarial consultants to review the Company's loss reserves and to provide the annual actuarial opinions required under state statutory accounting requirements. The Company analyzes loss reserves quarterly primarily using the incurred loss, paid loss, average severity coupled with the claim count development methods, and the generalized linear model ("GLM") described below. When deciding among methods to use, the Company evaluates the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of insurance business or coverage within a line of insurance business. The Company may also evaluate qualitative factors such as known changes in laws or legal rulings that could affect claims handling or other external environmental factors or internal factors that could affect the settlement of claims. When establishing the loss reserve, the Company generally analyzes the results from all of the methods used rather than relying on a single method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the *incurred loss method* provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of insurance business which have a long operating history.

- The *paid loss method* analyzes historical payment patterns to estimate the amount of losses yet to be paid.

- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provides meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing loss reserves. The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.

- The GLM determines an average severity for each percentile of claims that have been closed as a percentage of estimated ultimate claims. The average severities are applied to open claims to estimate the amount of losses yet to be paid. The GLM utilizes operational time, determined as a percentile of claims closed rather than a finite calendar period, which neutralizes the effect of changes in the timing of claims handling.

The Company analyzes catastrophe losses separately from non-catastrophe losses. For catastrophe losses, the Company generally determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on loss reserves established by adjusters and average losses on previous similar catastrophes. For catastrophe losses on individual properties that are expected to be total losses, the Company typically establishes reserves at the policy limits.

There are many factors that can cause variability between the ultimate expected loss and the actual developed loss. While there are certainly other factors, the Company believes that the following three items tend to create the most variability between expected losses and actual losses.

(1) Inflation

For the Company's California automobile lines of insurance business, total reserves are comprised of the following:

- BI reserves—approximately 70% of total reserves

- Material damage ("MD") reserves, including collision and comprehensive property damage—approximately 10% of total reserves

- Loss adjustment expense reserves—approximately 20% of total reserves.

Loss development on MD reserves is generally insignificant because MD claims are generally settled in a shorter period than BI claims. The majority of the loss adjustment expense reserves are estimated costs to defend BI claims, which tend to require longer periods of time to settle as compared to MD claims.

BI loss reserves are generally the most difficult to estimate because they take longer to close than other coverages. BI coverage in the Company's policies includes injuries sustained by any person other than the insured, except in the case of uninsured or underinsured motorist BI coverage, which covers damages to the insured for BI caused by uninsured or underinsured motorists. BI payments are primarily for medical costs and general damages.

The following table presents the typical closure patterns of BI claims in the Company's California personal automobile insurance coverage:

	% of Total	
	Claims Closed	Dollars Paid
BI claims closed in the accident year reported	37%	12%
BI claims closed one year after the accident year reported	78%	51%
BI claims closed two years after the accident year reported	94%	76%
BI claims closed three years after the accident year reported	98%	88%

BI claims closed in the accident year reported are generally the smaller and less complex claims that settle for approximately $8,000 to $9,000 on average, whereas the total average settlement, once all claims are closed for a particular accident year, is approximately $18,000 to $28,000. The Company creates incurred and paid loss triangles to estimate ultimate losses utilizing historical payment and reserving patterns and evaluates the results of this analysis against its frequency and severity analysis to establish BI loss reserves. The Company adjusts development factors to account for inflation trends it sees in loss severity. As a larger proportion of claims from an accident year are settled, there emerges a higher degree of certainty for the loss reserves established for that accident year. At December 31, 2023, the accident years that are most likely to develop are the 2021 through 2023 accident years; however, it is possible that older accident years could develop as well.

In general, the Company expects that historical claims trends will continue with costs tending to increase, which is generally consistent with historical data, and therefore the Company believes that it is reasonable to expect inflation to continue. Many potential factors can affect the BI inflation rate, including changes in claims handling process, changes in statutes and regulations, the number of litigated files, increased use of medical procedures such as MRIs and epidural injections, general economic factors, timeliness of claims adjudication, vehicle safety, weather patterns, changes in the relative percentages of single- and multi-car accidents, social inflation, and gasoline prices, among other factors; however, the magnitude of the impact of such factors on the inflation rate is unknown.

In 2022, inflationary trends accelerated to their highest level since the 1980s. Excessive inflation led to significant increases in loss severities related to vehicle repairs and bodily injuries. The severe inflationary trend continued into 2023, but began moderating as the year progressed. In addition, the COVID-19 pandemic created greater uncertainty in the reserve estimates. A greater number of large claims may emerge from the 2020 through 2023 accident years compared to the prior accident years as claimants may have been reluctant to go to a medical provider due to the pandemic but subsequently seek monetary compensation to ease the economic hardship attributable to the pandemic. Based on these factors and uncertainty attributable to the pandemic and inflation, the reserve estimates for the 2020 through 2023 accident years are subject to a high degree of variability.

The Company believes that it is reasonably possible that the California automobile BI severity could vary from recorded amounts by as much as 12%, 8% and 6% for 2023, 2022 and 2021 accident years, respectively; however, the variation could be more or less than these amounts.

During the years 2019 through 2023, the changes in the loss severity amounts for the three preceding accident years from the prior year amounts (BI severity variance from prior year) have ranged as follows:

	High	Low
Immediate preceding accident year	7.9%	(2.9)%
Second preceding accident year	5.4%	(1.0)%
Third preceding accident year	3.6%	(2.6)%

The following table presents the effects on the California automobile BI loss reserves for the 2023, 2022 and 2021 accident years based on possible variations in the severity recorded; however, the actual variations could be more or less than these amounts:

California Automobile Bodily Injury Inflation Reserve Sensitivity Analysis

Accident Year	Number of Claims Expected	Actual Recorded Severity at 12/31/2023	Implied Inflation Rate Recorded [1]	(A) Pro-forma severity if actual severity is lower by 12% for 2023, 8% for 2022, and 6% for 2021	(B) Pro-forma severity if actual severity is higher by 12% for 2023, 8% for 2022, and 6% for 2021	Favorable loss development if actual severity is less than recorded (Column A)	Unfavorable loss development if actual severity is more than recorded (Column B)
2023	20,642	$ 28,070	7.3% [2]	$ 24,702	$ 31,438	$ 69,522,000	$ (69,522,000)
2022	20,969	$ 26,154	12.3%	$ 24,062	$ 28,246	$ 43,867,000	$ (43,867,000)
2021	20,522	$ 23,284	12.8%	$ 21,887	$ 24,681	$ 28,669,000	$ (28,669,000)
2020	18,591	$ 20,645	—	—	—	—	—
				Total Loss Development—Favorable (Unfavorable)		$ 142,058,000	$ (142,058,000)

_____
[1] Implied inflation rate is calculated by dividing the difference between the current and prior year actual recorded severity by the prior year actual recorded severity. The Company believes that severity increases are caused by litigation, medical costs, inflation, and increased utilization of medical procedures.

[2] The severe inflationary trend of 2022 began to moderate in 2023, which contributed to the decrease in implied inflation rate recorded for the 2023 accident year.

(2) Claim Count Development

The Company generally estimates ultimate claim counts for an accident period based on development of claim counts in prior accident periods. Typically, almost every claim is reported within one year following the end of an accident year and at that point the Company has a high degree of certainty as to the ultimate claim count. There are many factors that can affect the number of claims reported after an accident period ends. These factors include changes in weather patterns, a change in the number of litigated files, the number of automobiles insured, and whether the last day of the accident period falls on a weekday or a weekend. However, the Company is unable to determine which, if any, of the factors actually impact the number of claims reported and, if so, by what magnitude.

The COVID-19 pandemic created greater uncertainty in the claims count development for the 2020 through 2023 accident years. The Company believes that the reduced services for non-critical cases at medical facilities and fear of infection during the pandemic combined with the economic hardship caused by the pandemic may increase the late reporting of claims seeking settlement for monetary compensation. At December 31, 2023, there were 19,318 California automobile BI claims reported for the 2023 accident year and the Company estimates that these are expected to ultimately grow by approximately 6.9%. The Company believes that while actual development in recent years has ranged approximately from 3% to 7%, it is reasonable to expect that the range of the development could be as great as between 0% and 10%. However, actual development may be more or less than the expected range.

The following table presents the effects on loss development of different claim counts within the broader possible range at December 31, 2023:

California Automobile Bodily Injury Claim Count Reserve Sensitivity Analysis

2023 Accident Year	Claims Reported		Amount Recorded at 12/31/2023 at Approximately 6.9% Claim Count Development		Total Expected Amount If Claim Count Development is 0%		Total Expected Amount If Claim Count Development is 10%
Claim count	19,318		20,642		19,318		21,250
Approximate average cost per claim	Not meaningful	$	28,070	$	28,070	$	28,070
Total dollars	Not meaningful	$	579,421,000	$	542,256,000	$	596,488,000
Total Loss Development—Favorable (Unfavorable)				$	**37,165,000**	$	**(17,067,000)**

(3) Unexpected Losses

Unexpected losses are generally not provided for in the current loss reserve because they are not known or expected or differ materially from reasonable loss development expectations, and therefore they tend to be unquantifiable. Once known or otherwise quantifiable, the Company establishes a provision for the losses, but it is not possible to provide any meaningful sensitivity analysis as to the potential size of any unexpected losses. These losses can be caused by many factors, including unexpected legal interpretations of coverage, ineffective claims handling, regulations extending claims reporting periods, assumption of unexpected or unknown risks, adverse court decisions as well as many unknown factors.

Unexpected losses are fairly infrequent but can have a large impact on the Company's losses. To mitigate this risk, the Company has established claims handling and review procedures. However, it is still possible that these procedures will not prove entirely effective, and the Company may have material unexpected losses in future periods. It is also possible that the Company has not identified and established a sufficient loss reserve for all material unexpected losses, even though a comprehensive claims file review was undertaken. The Company may experience additional development on these loss reserves.

Discussion of Losses and Loss Reserves and Prior Period Loss Development

At December 31, 2023 and 2022, the Company recorded its point estimate of approximately $2.79 billion and $2.58 billion ($2.75 billion and $2.56 billion, net of reinsurance), respectively, in loss and loss adjustment expense reserves, which included approximately $1.61 billion and $1.45 billion ($1.61 billion and $1.45 billion, net of reinsurance), respectively, of incurred-but-not-reported liabilities ("IBNR"). IBNR includes estimates, based upon past experience, of ultimate developed costs, which may differ from case estimates, unreported claims that occurred on or prior to December 31, 2023 and 2022, and estimated future payments for reopened claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date; however, since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company evaluates its loss reserves quarterly. When management determines that the estimated ultimate claim cost requires a decrease for previously reported accident years, favorable development occurs and a reduction in losses and loss adjustment expenses is reported in the current period. If the estimated ultimate claim cost requires an increase for previously reported accident years, unfavorable development occurs and an increase in losses and loss adjustment expenses is reported in the current period. For 2023, the Company reported favorable development of approximately $36 million on the 2022 and prior accident years' loss and loss adjustment expense reserves. The favorable development in 2023 was primarily attributable to lower than estimated losses and loss adjustment expenses in the private passenger automobile and homeowners lines of insurance business, partially offset by unfavorable reserve development in the commercial property line of insurance business. The moderating inflationary trend in 2023 after the severe inflation in 2022 was a major contributor to the favorable reserve development in the private passenger automobile line of insurance business for 2023.

The Company recorded catastrophe losses net of reinsurance of approximately $239 million in 2023. Catastrophe losses due to the events that occurred during 2023 totaled approximately $247 million, with no reinsurance benefits used for these losses. The majority of the 2023 catastrophe losses resulted from rainstorms and hail in Texas and Oklahoma, winter storms and rainstorms in California, and the impact of Tropical Storm Hilary in California. In addition, the Company experienced favorable development of approximately $8 million on prior years' catastrophe losses in 2023.

RESULTS OF OPERATIONS

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Net premiums earned and net premiums written in 2023 increased 8.1% and 12.2%, respectively, from 2022. The increase in net premiums earned and written was primarily due to rate increases in the California automobile and homeowners lines of insurance business and in certain lines of insurance business in states outside of California, combined with increases in the number of policies written outside of California.

Net premiums earned included ceded premiums earned of $109.4 million and $81.0 million in 2023 and 2022, respectively. Net premiums written included ceded premiums written of $109.6 million and $81.3 million in 2023 and 2022, respectively. The increase in ceded premiums earned and written resulted mostly from higher reinsurance coverage and rates and growth in the covered book of business.

Net premiums earned, a GAAP measure, represents the portion of net premiums written that is recognized as revenue in the financial statements for the periods presented and earned on a pro-rata basis over the term of the policies. Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any applicable reinsurance. Net premiums written is a statutory measure designed to determine production levels.

The following is a reconciliation of total net premiums earned to net premiums written:

	Year Ended December 31,	
	2023	2022
	(Amounts in thousands)	
Net premiums earned	$ 4,274,378	$ 3,952,482
Change in net unearned premiums	189,821	25,535
Net premiums written	$ 4,464,199	$ 3,978,017

Expenses

Loss and expense ratios are used to interpret the underwriting experience of property and casualty insurance companies. The following table presents the Insurance Companies' loss, expense, and combined ratios determined in accordance with GAAP:

	Year Ended December 31,	
	2023	2022
Loss ratio	82.3 %	85.1 %
Expense ratio	23.1 %	23.6 %
Combined ratio	105.4 %	108.7 %

Loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The Company's loss ratio was affected by favorable development of approximately $36 million and unfavorable development of approximately $47 million on prior accident years' loss and loss adjustment expense reserves for the years ended December 31, 2023 and 2022, respectively. The favorable development in 2023 was primarily attributable to lower than estimated losses and loss adjustment expenses in the private passenger automobile and homeowners lines of insurance business, partially offset by unfavorable reserve development in the commercial property line of insurance business. The moderating inflationary trend in 2023 after the severe inflation in 2022 was a major contributor to the favorable reserve development in the private passenger automobile line of insurance business for 2023. The unfavorable development in 2022 was primarily attributable to higher than estimated losses and loss adjustment expenses in the automobile line of insurance business. Inflationary trends accelerated to their highest level in decades in 2022, contributing to the adverse reserve development in the automobile line of insurance business for 2022.

The 2023 loss ratio was negatively impacted by a total of approximately $247 million of catastrophe losses, excluding favorable development of approximately $8 million on prior years' catastrophe losses, primarily due to rainstorms and hail in Texas and Oklahoma, winter storms and rainstorms in California, and the impact of Tropical Storm Hilary in California. The 2022 loss ratio was negatively impacted by a total of approximately $101 million of catastrophe losses, excluding unfavorable development of approximately $1 million on prior years' catastrophe losses, primarily due to the deep freeze of Winter Storm Elliott and other extreme weather events in Texas, Oklahoma and Georgia, winter storms in California, and the impact of Hurricane Ian in Florida.

Excluding the effect of estimated prior periods' loss development and catastrophe losses, the loss ratio was 77.4% and 81.3% for the years ended December 31, 2023 and 2022, respectively. The decrease in the loss ratio was primarily due to an increase in net premiums earned resulting from rate increases in the California automobile and homeowners lines of insurance business and in certain lines of insurance business in states outside of California, partially offset by increases in loss severity in the automobile and homeowners lines of insurance business.

Expense ratio is calculated by dividing the sum of policy acquisition costs and other operating expenses by net premiums earned. The expense ratio decreased, aided in part by the rate increases discussed above. Expenses for real estate operations and office leases decreased as a result of the sale of certain office buildings and termination of certain office leases, as the majority of the Company's employees continue to work from home. In addition, advertising expenses decreased.

Combined ratio is equal to loss ratio plus expense ratio and is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results.

Income tax expense (benefit) was $3.1 million and $(158.0) million for the years ended December 31, 2023 and 2022, respectively. The $161.1 million increase in income tax expense was mainly due to a significant increase in pre-tax income of $770.1 million.

The Company's effective income tax rate can be affected by several factors. These generally include large changes in fully-taxable income including net realized investment gains or losses, tax-exempt investment income, nondeductible expenses, and periodically, non-routine tax items such as adjustments to unrecognized tax benefits related to tax uncertainties. Income tax expense of $3.1 million on pre-tax income of approximately $99.4 million, including tax-exempt investment income of $86.6 million, resulted in an effective tax rate of 3.1%, below the statutory tax rate of 21%, for 2023, and income tax benefit of $158.0 million on pre-tax loss of approximately $670.7 million, including tax-exempt investment income of approximately $75.3 million, resulted in an effective tax rate of 23.6% for the corresponding period in 2022.

Investments

The following table presents the investment results of the Company:

| | Year Ended December 31, | |
| | 2023 | 2022 |
	(Amounts in thousands)	
Average invested assets at cost [1]	$ 5,096,428	$ 4,902,755
Net investment income [2]		
Before income taxes	$ 234,630	$ 168,356
After income taxes	$ 200,209	$ 146,204
Average annual yield on investments [2]		
Before income taxes	4.6 %	3.4 %
After income taxes	3.9 %	3.0 %
Net realized investment gains (losses)	$ 101,014	$ (488,080)

---

[1] Fixed maturities and short-term bonds at amortized cost; equities and other short-term investments at cost. Average invested assets at cost are based on the monthly amortized cost of the invested assets for each period.

[2] Net investment income before and after income taxes increased primarily due to higher average yield combined with higher average invested assets. Average annual yield on investments before and after income taxes increased primarily due to the maturity and replacement of lower yielding investments purchased when market interest rates were lower with higher yielding investments, as a result of increasing overall market interest rates, as well as higher yields on investments based on floating interest rates.

The following tables present the components of net realized investment gains (losses) included in net income:

	Year Ended December 31, 2023		
	Gains (Losses) Recognized in Income		
	Sales	Changes in fair value	Total
	(Amounts in thousands)		
Net realized investment gains (losses):			
Fixed maturity securities [1][2]	$ (1,463)	$ 62,833	$ 61,370
Equity securities [1][3]	(14,265)	45,046	30,781
Short-term investments [1]	(4)	107	103
Note receivable [1]	—	174	174
Options sold	8,955	(369)	8,586
Total	$ (6,777)	$ 107,791	$ 101,014

	Year Ended December 31, 2022		
	Gains (Losses) Recognized in Income		
	Sales	Changes in fair value	Total
	(Amounts in thousands)		
Net realized investment gains (losses):			
Fixed maturity securities [1][2]	$ (70,562)	$ (260,223)	$ (330,785)
Equity securities [1][3]	24,916	(185,694)	(160,778)
Short-term investments [1]	(2,492)	88	(2,404)
Options sold	5,786	101	5,887
Total	$ (42,352)	$ (445,728)	$ (488,080)

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[1] The changes in fair value of the investment portfolio and note receivable resulted from the application of the fair value option.

[2] The increase in fair value of fixed maturity securities in 2023 was primarily due to decreases in certain long-term interest rates and the decrease in fair value of fixed maturity securities in 2022 was primarily due to increases in overall market interest rates.

[3] The increase in fair value of equity securities in 2023 was primarily due to the overall improvement in equity markets, and the decrease in fair value of equity securities in 2022 was primarily due to the overall decline in equity markets.

Net Income (Loss)

	Year Ended December 31,	
	2023	2022
	(Amounts in thousands, except per share data)	
Net income (loss)	$ 96,336	$ (512,672)
Basic average shares outstanding	55,371	55,371
Diluted average shares outstanding	55,371	55,371
Basic Per Share Data:		
Net income (loss)	$ 1.74	$ (9.26)
Net realized investment gains (losses), net of tax	$ 1.44	$ (6.96)
Diluted Per Share Data:		
Net income (loss)	$ 1.74	$ (9.26)
Net realized investment gains (losses), net of tax	$ 1.44	$ (6.96)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Form 10-K for the year ended December 31, 2022 for a discussion of changes in its results of operations from the year ended December 31, 2021 to the year ended December 31, 2022.

LIQUIDITY AND CAPITAL RESOURCES

A. General

The Company is largely dependent upon dividends received from its insurance subsidiaries in the current and prior years to pay debt service costs and to make distributions to its shareholders. Under current insurance law, the Insurance Companies are entitled to pay ordinary dividends of approximately $163 million in 2024 to Mercury General. As of December 31, 2023, Mercury General had approximately $43 million in investments and cash that could be utilized to satisfy its direct holding company obligations.

The principal sources of funds for the Insurance Companies are premiums, sales and maturity of invested assets, and dividend and interest income from invested assets. The principal uses of funds for the Insurance Companies are the payment of claims and related expenses, operating expenses, dividends to Mercury General, and the purchase of investments.

B. Cash Flows

The Company has generated positive cash flow from operations since the public offering of its common stock in November 1985. The Company does not attempt to match the duration and timing of asset maturities with those of liabilities; rather, it manages its portfolio with a view towards maximizing total return with an emphasis on after-tax income. With combined cash and short-term investments of $729.4 million at December 31, 2023 as well as $50 million of undrawn credit in its unsecured credit facility, the Company believes its cash flow from operations is adequate to satisfy its liquidity requirements without the forced sale of investments. Investment maturities are also available to meet the Company's liquidity needs. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs or for future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

Net cash provided by operating activities for the year ended December 31, 2023 was $453.0 million, an increase of $100.4 million compared to the year ended December 31, 2022. The increase was primarily due to increases in premium collections, investment income received and income taxes refunded, partially offset by increases in payments for losses and loss adjustment expenses and policy acquisition costs. The Company utilized the cash provided by operating activities during the year ended December 31, 2023 primarily for the net purchases of investment securities and payment of dividends to its shareholders. The average annual net cash provided by operating activities for the past 10 years was approximately $389 million, and cash generated from operations was sufficient to meet the liquidity requirements over this period.

The following table presents the estimated fair value of fixed maturity securities at December 31, 2023 by contractual maturity in the next five years.

	Fixed Maturity Securities
	(Amounts in thousands)
Due in one year or less	$ 303,986
Due after one year through two years	174,127
Due after two years through three years	271,312
Due after three years through four years	318,084
Due after four years through five years	175,442
	$ 1,242,951

See "D. Debt" below for cash flow related to outstanding debt.

C. Invested Assets

Portfolio Composition

An important component of the Company's financial results is the return on its investment portfolio. The Company's investment strategy emphasizes safety of principal and consistent income generation, within a total return framework. The investment strategy has historically focused on maximizing after-tax yield with a primary emphasis on maintaining a well-diversified, investment grade, fixed income portfolio to support the underlying liabilities and achieve return on capital and profitable growth. The Company believes that investment yield is maximized by selecting assets that perform favorably on a long-term basis and by disposing of certain assets to enhance after-tax yield and minimize the potential effect of downgrades and defaults. The Company believes that this strategy enables the optimal investment performance necessary to sustain investment income over time. The Company's portfolio management approach utilizes a market risk and consistent asset allocation strategy as the primary basis for the allocation of interest sensitive, liquid and credit assets as well as for determining overall below investment grade exposure and diversification requirements. Within the ranges set by the asset allocation strategy, tactical investment decisions are made in consideration of prevailing market conditions.

The following table presents the composition of the total investment portfolio of the Company at December 31, 2023:

	Cost[1]	Fair Value
	(Amounts in thousands)	
Fixed maturity securities:		
U.S. government bonds	$ 174,903	$ 174,450
Municipal securities	2,797,971	2,777,258
Mortgage-backed securities	201,727	186,887
Corporate securities	626,723	599,630
Collateralized loan obligations	486,984	484,947
Other asset-backed securities	106,675	96,164
	4,394,983	4,319,336
Equity securities:		
Common stock	497,543	597,888
Non-redeemable preferred stock	64,860	51,563
Private equity funds measured at net asset value [2]	92,536	81,242
	654,939	730,693
Short-term investments	179,375	178,491
Total investments	$ 5,229,297	$ 5,228,520

_____

[1] Fixed maturities and short-term bonds at amortized cost and equities and other short-term investments at cost.
[2] The fair value is measured using the net asset value practical expedient. See Note 4. Fair Value Measurements, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for additional information.

At December 31, 2023, 43.8% of the Company's total investment portfolio at fair value and 53.0% of its total fixed maturity investments at fair value were invested in tax-exempt state and municipal bonds. Equity holdings consist of non-redeemable preferred stocks, dividend-bearing common stocks on which dividend income is partially tax-sheltered by the 50% corporate dividend received deduction, and private equity funds. At December 31, 2023, 92.2% of short-term investments consisted of highly rated short-duration securities redeemable on a daily or weekly basis.

Fixed Maturity Securities and Short-Term Investments

Fixed maturity securities include debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, tax planning considerations, or other economic factors. Short-term investments include money market accounts, options, and short-term bonds that are highly rated short duration securities and redeemable within one year.

A primary exposure for the fixed maturity securities is interest rate risk. The longer the duration, the more sensitive the asset is to market interest rate fluctuations. As assets with longer maturity dates tend to produce higher current yields, the Company's historical investment philosophy has resulted in a portfolio with a moderate duration. The Company's portfolio is heavily weighted in investment grade tax-exempt municipal bonds. Fixed maturity securities purchased by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The holdings, that are heavily weighted with high coupon issues, are expected to be called prior to maturity. Modified duration measures the length of time it takes, on average, to receive the present value of all the cash flows produced by a bond, including reinvestment of interest. As it measures four factors (maturity, coupon rate, yield and call terms) which determine sensitivity to changes in interest rates, modified duration is considered a better indicator of price volatility than simple maturity alone.

The following table presents the maturities and durations of the Company's fixed maturity securities and short-term investments:

	December 31, 2023	December 31, 2022
	(in years)	
Fixed Maturity Securities		
Nominal average maturity:		
excluding short-term investments	11.4	12.4
including short-term investments	11.0	12.0
Call-adjusted average maturities:		
excluding short-term investments	3.8	4.9
including short-term investments	3.6	4.8
Modified duration reflecting anticipated early calls:		
excluding short-term investments	3.1	3.6
including short-term investments	3.0	3.5
Short-Term Investments	—	—

Another exposure related to the fixed maturity securities is credit risk, which is managed by maintaining a weighted-average portfolio credit quality rating of A+, at fair value at December 31, 2023, consistent with the average rating at December 31, 2022. The Company's municipal bond holdings, of which 82.4% were tax exempt, represented 64.3% of its fixed maturity portfolio at December 31, 2023, at fair value, and were broadly diversified geographically.

To calculate the weighted-average credit quality ratings as disclosed throughout this Annual Report on Form 10-K, individual securities were weighted based on fair value and a credit quality numeric score that was assigned to each security's average of ratings assigned by nationally recognized securities rating organizations.

Taxable holdings consist principally of investment grade issues. At December 31, 2023, fixed maturity holdings rated below investment grade and non-rated bonds totaled $6.4 million and $15.1 million, respectively, at fair value, and represented 0.1% and 0.3%, respectively, of total fixed maturity securities. The majority of non-rated issues are a result of municipalities pre-funding and collateralizing those issues with U.S. government securities with an implicit AAA equivalent credit risk. At December 31, 2022, fixed maturity holdings rated below investment grade and non-rated bonds totaled $6.6 million and $26.5 million, respectively, at fair value, and represented 0.2% and 0.6%, respectively, of total fixed maturity securities.

During 2023, approximately 82.3% of the Company's fixed maturity securities at fair value experienced no changes in their overall credit ratings, and approximately 14.5% and 3.2% experienced upgrades and downgrades, respectively.

The following table presents the credit quality ratings of the Company's fixed maturity securities by security type at fair value:

Security Type	AAA[1]	AA[1]	A[1]	BBB[1]	Non-Rated/Other[1]	Total Fair Value[1]
			December 31, 2023			
			(Dollars in thousands)			
U.S. government bonds and agencies:						
Agencies	$ 51,268	$ —	$ —	$ —	$ —	$ 51,268
Treasuries	122,385	797	—	—	—	123,182
Total	173,653	797	—	—	—	174,450
	100.0 %	— %	— %	— %	— %	100.0 %
Municipal securities:						
Insured	25,165	257,921	115,572	27,762	4,825	431,245
Uninsured	63,091	834,990	1,284,055	151,962	11,915	2,346,013
Total	88,256	1,092,911	1,399,627	179,724	16,740	2,777,258
	3.2 %	39.4 %	50.3 %	6.5 %	0.6 %	100.0 %
Mortgage-backed securities:						
Commercial	22,904	5,230	4,895	—	—	33,029
Agencies	14,747	—	—	—	—	14,747
Non-agencies:						
Prime	39,282	90,231	8,048	—	346	137,907
Alt-A	—	439	121	—	644	1,204
Total	76,933	95,900	13,064	—	990	186,887
	41.2 %	51.3 %	7.0 %	— %	0.5 %	100.0 %
Corporate securities:						
Communications	—	168	—	6,148	—	6,316
Consumer, cyclical	—	1,900	—	40,094	—	41,994
Consumer, non-cyclical	—	—	18,094	8,289	—	26,383
Energy	—	6,733	3,406	31,844	—	41,983
Financial	—	11,201	191,994	64,638	3,750	271,583
Industrial	—	62,101	84,826	45,014	—	191,941
Technology	—	—	—	725	—	725
Utilities	—	—	8,939	9,766	—	18,705
Total	—	82,103	307,259	206,518	3,750	599,630
	— %	13.7 %	51.3 %	34.4 %	0.6 %	100.0 %
Collateralized loan obligations:						
Corporate	102,324	139,461	243,162	—	—	484,947
Total	102,324	139,461	243,162	—	—	484,947
	21.1 %	28.8 %	50.1 %	— %	— %	100.0 %
Other asset-backed securities	—	—	59,734	36,430	—	96,164
	— %	— %	62.1 %	37.9 %	— %	100.0 %
Total	$ 441,166	$1,411,172	$2,022,846	$ 422,672	$ 21,480	$4,319,336
	10.2 %	32.7 %	46.8 %	9.8 %	0.5 %	100.0 %

---

[1] Intermediate ratings are included at each level (e.g., AA includes AA+, AA and AA-).

U.S. Government Bonds

The Company had $174.5 million and $158.6 million, or 4.0% and 3.9% of its fixed maturity portfolio, at fair value, in U.S. government bonds at December 31, 2023 and 2022, respectively. Moody's and Fitch ratings for U.S. government-issued debt were Aaa and AA+, respectively, at December 31, 2023, and Aaa and AAA, respectively, at December 31, 2022. The Company understands that market participants continue to use rates of return on U.S. government debt as a risk-free rate and have continued to invest in U.S. Treasury securities. The modified duration of the U.S. government bonds portfolio reflecting anticipated early calls was 0.9 years and 1.4 years at December 31, 2023 and 2022, respectively.

Municipal Securities

The Company had $2.78 billion and $2.74 billion, or 64.3% and 67.0% of its fixed maturity securities portfolio, at fair value, in municipal securities at December 31, 2023 and 2022, respectively, of which $431.2 million and $395.2 million, respectively, were insured by bond insurers. The underlying ratings for insured municipal bonds have been factored into the average rating of the securities by the rating agencies with no significant disparity between the absolute bond ratings and the underlying credit ratings as of December 31, 2023 and 2022.

At December 31, 2023 and 2022, respectively, 70.3% and 65.5% of the insured municipal securities, at fair value, most of which were investment grade, were insured by bond insurers that provide credit enhancement in addition to the ratings reflected by the financial strength of the underlying issuers. At December 31, 2023 and 2022, the average rating of the Company's insured municipal securities was A+, which corresponded to the average rating of the investment grade bond insurers. The remaining 29.7% and 34.5% of insured municipal securities at December 31, 2023 and 2022, respectively, were insured by non-rated or below investment grade bond insurers that the Company believes did not provide credit enhancement. The modified duration of the municipal securities portfolio reflecting anticipated early calls was 3.0 years and 3.6 years at December 31, 2023 and 2022, respectively.

The Company considers the strength of the underlying credit as a buffer against potential market value declines which may result from future rating downgrades of the bond insurers. In addition, the Company has a long-term time horizon for its municipal bond holdings, which generally allows it to recover the full principal amounts upon maturity and avoid forced sales prior to maturity of bonds that have declined in market value due to the bond insurers' rating downgrades. Based on the uncertainty surrounding the financial condition of these insurers, it is possible that there will be additional downgrades to below investment grade ratings by the rating agencies in the future, and such downgrades could impact the estimated fair value of those municipal bonds.

Mortgage-Backed Securities

At December 31, 2023 and 2022, respectively, the mortgage-backed securities portfolio of $186.9 million and $166.3 million, or 4.3% and 4.1% of the Company's fixed maturity securities portfolio, at fair value, was categorized as loans to "prime" residential and commercial real estate borrowers. The Company had holdings of $33.0 million and $27.3 million, at fair value, in commercial mortgage-backed securities at December 31, 2023 and 2022, respectively.

The weighted-average rating of the entire mortgage backed securities portfolio was AA+ and AA at December 31, 2023 and 2022, respectively. The modified duration of the mortgage-backed securities portfolio reflecting anticipated early calls was 8.7 years and 7.3 years at December 31, 2023 and 2022, respectively.

Corporate Securities

The Company had corporate securities of $599.6 million and $569.6 million at December 31, 2023 and 2022, respectively, which represented 13.9% of its fixed maturity securities portfolio, at fair value, at each of those dates. The weighted-average rating was A- at December 31, 2023 and 2022. The modified duration reflecting anticipated early calls was 2.4 years and 3.1 years at December 31, 2023 and 2022, respectively.

Collateralized Loan Obligations

At December 31, 2023 and 2022, respectively, the Company had collateralized loan obligations of $484.9 million and $320.3 million, or 11.2% and 7.8% of its fixed maturity securities portfolio, at fair value. The weighted-average rating was AA- and A+ at December 31, 2023 and 2022, respectively. The modified duration reflecting anticipated early calls was 3.5 years and 4.6 years at December 31, 2023 and 2022, respectively.

Other Asset-Backed Securities

The Company had other asset-backed securities of $96.2 million and $136.5 million, which represented 2.2% and 3.3% of its fixed maturity securities portfolio, at fair value, at December 31, 2023 and 2022, respectively. The weighted-average rating was A- and A+ at December 31, 2023 and 2022, respectively. The modified duration reflecting anticipated early calls was 2.2 years and 3.1 years at December 31, 2023 and 2022, respectively.

Equity Securities

Equity holdings of $730.7 million and $699.6 million, at fair value, as of December 31, 2023 and 2022, respectively, consisted of non-redeemable preferred stocks, common stocks on which dividend income is partially tax-sheltered by the 50% corporate dividend received deduction, and private equity funds. The net gains (losses) due to changes in fair value of the Company's equity portfolio were $45.0 million and $(185.7) million in 2023 and 2022, respectively. The primary cause for the increase in fair value of the Company's equity securities in 2023 was the overall improvement in equity markets, and the primary cause for the decrease in fair value of the Company's equity securities in 2022 was the overall decline in equity markets.

The Company's common stock allocation is intended to enhance the return of and provide diversification for the total portfolio. At December 31, 2023, 14.0% of the total investment portfolio, at fair value, was held in equity securities, compared to 14.2% at December 31, 2022.

The following table presents the equity security portfolio by industry sector at December 31, 2023 and 2022:

		December 31,		
	2023		2022	
	Cost	Fair Value	Cost	Fair Value
	(Amounts in thousands)			
Equity securities:				
Basic materials	$ 20,521	$ 20,274	$ 5,091	$ 5,597
Communications	19,667	20,045	23,035	22,824
Consumer, cyclical	35,118	42,889	39,289	53,261
Consumer, non-cyclical	57,277	67,806	48,869	62,534
Energy	83,758	95,427	87,205	103,949
Financial	106,078	104,008	105,568	105,964
Funds	116,006	110,656	172,897	125,428
Industrial	53,794	73,443	53,677	70,645
Technology	59,133	87,310	56,406	67,264
Utilities	103,587	108,835	76,806	82,086
	$ 654,939	$ 730,693	$ 668,843	$ 699,552

D. Debt

The Company's debt consists of the following:

	Lender	Interest Rate	Expiration	December 31, 2023	December 31, 2022
				(Amounts in thousands)	
Senior unsecured notes[1]	Publicly traded	4.40%	March 15, 2027	$ 375,000	$ 375,000
Unsecured credit facility[2]	Bank of America, Wells Fargo Bank, BMO Bank, and U.S. Bank	Term SOFR plus 112.5-150.0 basis points	November 16, 2026	200,000	25,000
Total principal amount				575,000	400,000
Less unamortized discount and debt issuance costs[3]				1,271	1,670
Total				$ 573,729	$ 398,330

_____

[1] On March 8, 2017, the Company completed a public debt offering issuing $375 million of senior notes. The notes are unsecured senior obligations of the Company, with a 4.4% annual coupon payable on March 15 and September 15 of each year commencing September 15, 2017. These notes mature on March 15, 2027. The Company used the proceeds from the notes to pay off the total outstanding balance of $320 million under the existing loan and credit facility agreements and terminated the agreements on March 8, 2017. The remainder of the proceeds from the notes was used for general corporate

purposes. The Company incurred debt issuance costs of approximately $3.4 million, inclusive of underwriters' fees. The notes were issued at a slight discount of 99.847% of par, resulting in the effective annualized interest rate, including debt issuance costs, of approximately 4.45%.

(2) On March 31, 2021, the Company entered into an unsecured $75 million five-year revolving credit facility. On November 18, 2022, the Company entered into the First Amendment to this credit facility. The First Amendment extended the maturity date of the loan to November 16, 2026 from March 31, 2026 with possible further extension if certain conditions are met, increased the aggregate commitments by all the lenders to $200 million from $75 million, and replaced the LIBOR with the term SOFR. On November 30, 2023, the Company entered into the Second Amendment to this credit facility, which further increased the aggregate commitments by all the lenders to $250 million from $200 million. The interest rates on borrowings under the credit facility are based on the Company's debt to total capital ratio and range from Term SOFR plus 112.5 basis points when the ratio is under 20% to Term SOFR plus 150.0 basis points when the ratio is greater than or equal to 30%. Commitment fees for the undrawn portions of the credit facility range from 12.5 basis points when the ratio is under 20% to 22.5 basis points when the ratio is greater than or equal to 30%. The debt to total capital ratio is expressed as a percentage of (a) consolidated debt to (b) consolidated shareholders' equity plus consolidated debt. The Company's debt to total capital ratio was 27.1% at December 31, 2023, resulting in a 17.5 basis point commitment fee on any undrawn portion of the credit facility. As of February 13, 2024, a total of $200 million was drawn under this facility on a three-month revolving basis at an annual interest rate of approximately 6.84%, with $50 million available to be drawn. The Company contributed $150 million of the total amount drawn to the surplus of its consolidated insurance subsidiaries, and used the remainder for general corporate purposes.

(3) The unamortized discount and debt issuance costs are associated with the publicly traded $375 million senior unsecured notes. These are amortized to interest expense over the life of the notes, and the unamortized balance is presented in the Company's consolidated balance sheets as a direct deduction from the carrying amount of the debt. The unamortized debt issuance cost of approximately $0.8 million associated with the $250 million unsecured revolving credit facility maturing on November 16, 2026 is included in other assets in the Company's consolidated balance sheets and amortized to interest expense over the term of the credit facility.

The Company was in compliance with all of its financial covenants pertaining to minimum statutory surplus, debt to total capital ratio, and RBC ratio under the unsecured credit facility at December 31, 2023.

For a further discussion, see Note 8. Notes Payable, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

E. Uses of Capital

Dividends

Cash returned to shareholders through dividends in 2023, 2022 and 2021 totaled approximately $70.3 million, $105.5 million and $140.2 million, respectively. On February 9, 2024, the Board of Directors declared a $0.3175 quarterly dividend per share payable on March 27, 2024 to shareholders of record on March 13, 2024, with an expected payout of approximately $18 million. The Company currently expects quarterly dividends to continue in future periods, although the declaration and amount of any future cash dividends are at the discretion and subject to the approval of its Board of Directors. The decisions of the Company's Board of Directors regarding the amount and payment of dividends will depend on many factors, such as its financial condition, results of operations, capital requirements, business conditions, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that its Board of Directors may deem relevant. The Company expects to fund its future dividend payments primarily with a combination of cash expected to be generated from future operations and cash and short-term investments on hand.

For a further discussion, see Note 13. Dividends, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Capital Expenditures

The Company's capital expenditures were approximately $36.8 million, $35.5 million and $41.4 million for 2023, 2022 and 2021, respectively, and they were primarily related to improving the Company's information technology infrastructure and corporate facilities. The Company expects the capital spending for 2024, primarily for continued investments in its technology assets, to be somewhat larger than that for 2023. The Company expects to fund its 2024 capital expenditures primarily with a combination of cash expected to be generated from future operations and cash and short-term investments on hand.

Contractual Obligations

The Company's material cash requirements include the following contractual obligations at December 31, 2023:

| Contractual Obligations [4] | Total | Payments Due By Period | | | | | |
		2024	2025	2026	2027	2028	Thereafter
		(Amounts in thousands)					
Debt (including interest)[1]	$ 672,215	$ 30,174	$ 30,174	$ 228,617	$ 383,250	$ —	$ —
Lease obligations[2]	21,552	9,495	5,884	3,572	2,211	335	55
Loss and loss adjustment expense reserves[3]	2,785,702	1,646,189	530,418	262,648	159,753	85,910	100,784
Total contractual obligations	$ 3,479,469	$ 1,685,858	$ 566,476	$ 494,837	$ 545,214	$ 86,245	$ 100,839

[1] The Company's debt contains various terms, conditions and covenants which, if violated by the Company, would result in a default and could result in the acceleration of the Company's payment obligations. Amounts differ from the balances presented on the consolidated balance sheets as of December 31, 2023 because the debt amounts above include interest and exclude the discount and issuance costs of the debt.

[2] The Company is obligated under various non-cancellable lease agreements providing for office space, automobiles, office equipment, and electronic data processing equipment that expire at various dates through the year 2028. Lease obligations include $3.4 million in lease commitments that have not yet commenced as of December 31, 2023. See Note 7. Leases, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for additional information on lease obligations.

[3] Loss and loss adjustment expense reserves represents an estimate of amounts necessary to settle all outstanding claims, including IBNR as of December 31, 2023. The Company has estimated the timing of these payments based on its historical experience and expectation of future payment patterns. However, the timing of these payments may vary significantly from the amounts shown above. The ultimate cost of losses may vary materially from recorded amounts which are the Company's best estimates. For more detailed information on the Company's historical loss experience and payment patterns, see "Overview—C. Critical Accounting Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as Note 12. Loss and Loss Adjustment Expense Reserves, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

[4] The table excludes liabilities of $3.9 million related to uncertainty in tax settlements as the Company is unable to reasonably estimate the timing and amount of related future payments.

The Company expects to meet these contractual obligations primarily with a combination of cash expected to be generated from future operations and cash and short-term investments on hand, except for the payment of the principal of the debt, which is expected to be made with a future borrowing.

F. Regulatory Capital Requirements

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations. The RBC formula is used by insurance regulators to monitor capital and surplus levels. It was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance business having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. The Company periodically monitors the RBC level of each of the Insurance Companies. As of December 31, 2023, 2022 and 2021, each of the Insurance Companies exceeded the minimum required RBC level, as determined by the NAIC and adopted by the state insurance regulators. None of the Insurance Companies' RBC ratios were less than 350% of the authorized control level RBC as of December 31, 2023, none less than 330% as of December 31, 2022, and none less than 400% as of December 31, 2021. Generally, an RBC ratio of 200% or less would require some form of regulatory or company action.

Among other considerations, industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all the Insurance Companies of $1.67 billion at December 31, 2023 and net premiums written in 2023 of $4.5 billion, the ratio of premiums written to surplus was 2.68 to 1.

Insurance companies are required to file an Own Risk and Solvency Assessment ("ORSA") with the insurance regulators in their domiciliary states. The ORSA is required to cover, among many items, a company's risk management policies, the material risks to which the company is exposed, how the company measures, monitors, manages and mitigates material risks, and how much economic and regulatory capital is needed to continue to operate in a strong and healthy manner. The ORSA is intended to be used by state insurance regulators to evaluate the risk exposure and quality of the risk management processes within insurance companies to assist in conducting risk-focused financial examinations and for determining the overall financial condition of insurance companies. The Company filed its most recent ORSA Summary Report with the California DOI in November 2023. Compliance with the ORSA requirements did not have a material impact on the Company's consolidated financial statements.

The DOI in each state in which the Company operates is responsible for conducting periodic financial and market conduct examinations of the Insurance Companies in their states. Market conduct examinations typically review compliance with insurance statutes and regulations with respect to rating, underwriting, claims handling, billing, and other practices.

The following table presents a summary of recent examinations:

State	Exam Type	Period Under Review	Status
CA, FL, GA, IL, OK, TX	Coordinated Multi-state Financial	2018-2021	Received final examination reports.
TX	Market Conduct	2022	Examination commenced in the fourth quarter of 2023.

During the course of and at the conclusion of the examinations, the examining DOI generally reports findings to the Company. No material findings were noted in the final examination reports of the coordinated multi-state financial examination.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risks

The Company is subject to various market risk exposures primarily due to its investing and borrowing activities. Primary market risk exposures are changes in interest rates, equity prices, and credit risk. Adverse changes to these rates and prices may occur due to changes in the liquidity of a market, or to changes in market perceptions of creditworthiness and risk tolerance. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

Overview

The Company's investment policies define the overall framework for managing market and investment risks, including accountability and controls over risk management activities, and specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile, and regulatory requirements of the Company's subsidiaries. Executive oversight of investment activities is conducted primarily through the Company's investment committee. The Company's investment committee focuses on strategies to enhance after-tax yields, mitigate market risks, and optimize capital to improve profitability and returns.

The Company manages exposures to market risk through the use of asset allocation, duration, and credit ratings. Asset allocation limits place restrictions on the total amount of funds that may be invested within an asset class. Duration limits on the fixed maturity securities portfolio place restrictions on the amount of interest rate risk that may be taken. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies.

Credit Risk

Credit risk results from uncertainty in a counterparty's ability to meet its obligations. Credit risk is managed by maintaining a high credit quality fixed maturity securities portfolio. As of December 31, 2023, the estimated weighted-average credit quality rating of the fixed maturity securities portfolio was A+, at fair value, consistent with the average rating at December 31, 2022.

The following table presents municipal securities by state in descending order of holdings at fair value at December 31, 2023:

States	Fair Value	Average Rating
	(Amounts in thousands)	
Florida	$ 301,743	A
Texas	234,404	AA-
California	217,330	AA-
New York	206,272	AA-
Illinois	172,500	A+
Other states	1,645,009	A+
Total	$ 2,777,258	

At December 31, 2023, the municipal securities portfolio was broadly diversified among the states and the largest holdings were in populous states such as Florida and Texas. These holdings were further diversified primarily among cities, counties, schools, public works, hospitals, and state general obligations. The Company seeks to minimize overall credit risk and ensure diversification by limiting exposure to any particular issuer.

Taxable fixed maturity securities represented 47.0% of the Company's fixed maturity portfolio at December 31, 2023. 8.6% of the Company's taxable fixed maturity securities were comprised of U.S. government bonds, which were rated AAA at December 31, 2023. 0.2% of the Company's taxable fixed maturity securities, representing 0.1% of its total fixed maturity portfolio, were rated below investment grade at December 31, 2023. Below investment grade issues are considered "watch list" items by the Company, and their status is evaluated within the context of the Company's overall portfolio and its investment policy on an aggregate risk management basis, as well as their ability to recover their investment on an individual issue basis.

Equity Price Risk

Equity price risk is the risk that the Company will incur losses due to adverse changes in the equity markets.

At December 31, 2023, the Company's primary objective for common equity investments was current income. The fair value of the equity investments consisted of $597.9 million in common stocks, $51.6 million in non-redeemable preferred stocks, and $81.2 million in private equity funds. Common stocks are typically valued for future economic prospects as perceived by the market.

Common stocks represented 11.4% of total investments at fair value at December 31, 2023. Beta is a measure of a security's systematic (non-diversifiable) risk, which is measured as the percentage change in an individual security's return for a 1% change in the return of the market.

Based on hypothetical reductions in the overall value of the stock market, the following table illustrates estimated reductions in the overall value of the Company's common stock portfolio at December 31, 2023 and 2022:

	December 31,			
	2023		2022	
	(Amounts in thousands, except Average Beta)			
Average Beta		0.87		0.84
Hypothetical reduction of 25% in the overall value of the stock market	$	129,742	$	116,518
Hypothetical reduction of 50% in the overall value of the stock market	$	259,483	$	233,036

Interest Rate Risk

Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of interest bearing assets and liabilities. The Company faces interest rate risk, as it invests a substantial amount of funds in interest sensitive assets and issues interest sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key benchmarks, as well as changes in interest rates resulting from widening credit spreads and credit exposure to collateralized securities.

The fixed maturity portfolio at December 31, 2023, which represented 82.6% of total investments at December 31, 2023, at fair value, is subject to interest rate risk. As market interest rates decrease, the value of the portfolio increases and vice versa. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity, coupon rate, yield and call terms to calculate an average age to receive the present value of all the cash flows produced by such assets, including reinvestment of interest. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company has historically invested in fixed maturity securities with a goal of maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturities tend to produce higher current yields, the Company's historical investment philosophy resulted in a portfolio with a moderate duration. Fixed maturity securities purchased by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The modified duration of the overall fixed maturity securities portfolio reflecting anticipated early calls was 3.0 years at December 31, 2023.

If interest rates were to rise by 100 and 200 basis points, the Company estimates that the fair value of its fixed maturity securities portfolio at December 31, 2023 would decrease by $134.1 million and $268.2 million, respectively. Conversely, if interest rates were to decrease, the fair value of the Company's fixed maturity securities portfolio would rise, and it may cause a higher number of the Company's fixed maturity securities to be called away. The proceeds from the called fixed maturity securities would likely be reinvested at lower yields, which would result in lower overall investment income for the Company.

Item 8. **Financial Statements and Supplementary Data**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors
Mercury General Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I, II, and IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Loss and loss adjustment expense reserves*
>
> As discussed in Notes 1 and 12 to the consolidated financial statements, the Company estimates loss and loss adjustment expense reserves (loss reserves) to cover incurred losses and loss adjustment expenses. Specifically, loss reserves are established based on the Company's assessment of claims pending and the development of prior years' loss liabilities. As of December 31, 2023, the loss and loss adjustment expense reserves balance was $2.79 billion, which included catastrophe losses.
>
> We identified the evaluation of loss reserves, excluding catastrophe losses, as a critical audit matter. Subjective auditor judgment was required to assess the Company's selected methods and assumptions, such as paid and incurred loss development factors, used to estimate loss reserves. Specialized actuarial skills and knowledge were needed to evaluate the Company's actuarial methodologies and the estimate of future claims payment and reporting patterns based on observed historical patterns.
>
> The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reserving process. This included controls related to the selection of methods and assumptions used in the estimate of loss reserves. We also

involved actuarial professionals with specialized skills and knowledge, who assisted in:

• assessing the Company's methodology for estimating loss reserves by comparing it to generally accepted actuarial methods

• evaluating the Company's estimates for certain lines of business by performing independent analyses of loss reserves using the Company's underlying historical claims data

• evaluating the Company's estimates for the remaining lines of business in comparison to internal experience and related industry trends

• developing a range of reserves based on actuarial methodologies and comparing to the Company's total recorded loss reserves

• evaluating the year-over-year movements of the Company's recorded loss reserves within the developed range of reserves.

/s/   KPMG LLP

We have served as the Company's auditor since 1963.

Los Angeles, California
February 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Mercury General Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited the Mercury General Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I, II, and IV (collectively, the consolidated financial statements), and our report dated February 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Independent Registered Public Accounting Firm. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/   KPMG LLP

Los Angeles, California
February 13, 2024

MERCURY GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	
	2023	**2022**
ASSETS		
Investments, at fair value:		
Fixed maturity securities (amortized cost $4,394,983; $4,226,790)	$ 4,319,336	$ 4,088,311
Equity securities (cost $654,939; $668,843)	730,693	699,552
Short-term investments (cost $179,375; $123,928)	178,491	122,937
Total investments	5,228,520	4,910,800
Cash	550,903	289,776
Receivables:		
Premiums	607,025	571,910
Allowance for credit losses on premiums receivable	(5,300)	(5,800)
Premiums receivable, net of allowance for credit losses	601,725	566,110
Accrued investment income	59,128	52,474
Other	25,603	11,358
Total receivables	686,456	629,942
Reinsurance recoverables (net of allowance for credit losses $12; $0)	31,947	25,895
Deferred policy acquisition costs	293,844	266,475
Fixed assets, net	151,183	171,442
Operating lease right-of-use assets	14,406	20,183
Current income taxes	4,081	55,136
Deferred income taxes	33,013	42,903
Goodwill	42,796	42,796
Other intangible assets, net	8,333	9,212
Other assets	57,915	49,628
Total assets	$ 7,103,397	$ 6,514,188
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 2,785,702	$ 2,584,910
Unearned premiums	1,735,660	1,545,639
Notes payable	573,729	398,330
Accounts payable and accrued expenses	175,219	151,686
Operating lease liabilities	14,231	21,924
Other liabilities	270,711	289,568
Total liabilities	5,555,252	4,992,057
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value:		
Authorized 70,000 shares; issued and outstanding 55,371; 55,371	98,947	98,947
Retained earnings	1,449,198	1,423,184
Total shareholders' equity	1,548,145	1,522,131
Total liabilities and shareholders' equity	$ 7,103,397	$ 6,514,188

See accompanying Notes to Consolidated Financial Statements.

MERCURY GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Net premiums earned	$ 4,274,378	$ 3,952,482	$ 3,741,948
Net investment income	234,630	168,356	129,727
Net realized investment gains (losses)	101,014	(488,080)	111,658
Other	19,609	10,308	10,024
Total revenues	4,629,631	3,643,066	3,993,357
Expenses:			
Losses and loss adjustment expenses	3,517,853	3,362,219	2,760,155
Policy acquisition costs	708,525	654,612	633,385
Other operating expenses	279,656	279,718	283,397
Interest	24,169	17,232	17,113
Total expenses	4,530,203	4,313,781	3,694,050
Income (loss) before income taxes	99,428	(670,715)	299,307
Income tax expense (benefit)	3,092	(158,043)	51,370
Net income (loss)	$ 96,336	$ (512,672)	$ 247,937
Net income (loss) per share:			
Basic	$ 1.74	$ (9.26)	$ 4.48
Diluted	$ 1.74	$ (9.26)	$ 4.48

See accompanying Notes to Consolidated Financial Statements.

MERCURY GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Common stock, beginning of year	$ 98,947	$ 98,943	$ 98,970
Proceeds of stock options exercised	—	—	215
Share-based compensation expense	—	15	141
Withholding tax on stock options exercised	—	(11)	(383)
Common stock, end of year	98,947	98,947	98,943
Retained earnings, beginning of year	1,423,184	2,041,338	1,933,627
Net income (loss)	96,336	(512,672)	247,937
Dividends paid to shareholders	(70,322)	(105,482)	(140,226)
Retained earnings, end of year	1,449,198	1,423,184	2,041,338
Total shareholders' equity, end of year	$ 1,548,145	$ 1,522,131	$ 2,140,281

See accompanying Notes to Consolidated Financial Statements.

MERCURY GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 96,336	$ (512,672)	$ 247,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72,240	82,390	79,056
Net realized investment (gains) losses	(101,014)	488,080	(111,658)
Net (gains) losses on sales of fixed assets	(5,879)	86	(17)
Loss on property held for sale	—	841	—
(Increase) decrease in premiums receivable	(35,615)	49,630	(26,670)
(Increase) decrease in reinsurance recoverables	(6,052)	19,105	3,488
Changes in current and deferred income taxes	60,945	(131,500)	(18,097)
Increase in deferred policy acquisition costs	(27,369)	(8,216)	(11,265)
Increase in loss and loss adjustment expense reserves	200,792	358,480	235,126
Increase in unearned premiums	190,021	25,840	113,926
Increase (decrease) in accounts payable and accrued expenses	23,162	(15,844)	(26,724)
Other, net	(14,579)	(3,631)	16,482
Net cash provided by operating activities	452,988	352,589	501,584
CASH FLOWS FROM INVESTING ACTIVITIES			
Fixed maturity securities available for sale in nature:			
Purchases	(784,752)	(1,794,817)	(1,460,641)
Sales	276,805	856,291	336,201
Calls or maturities	294,309	480,023	518,557
Equity securities available for sale in nature:			
Purchases	(1,356,493)	(1,042,913)	(958,008)
Sales	1,356,132	1,154,523	943,857
Changes in securities payable and receivable	(36,435)	22,124	8,327
(Increase) decrease in short-term investments	(48,446)	38,141	270,383
Purchases of fixed assets	(36,810)	(35,508)	(41,442)
Sales of fixed assets	29,876	3	27
Other, net	10,377	5,749	9,069
Net cash used in investing activities	(295,437)	(316,384)	(373,670)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to shareholders	(70,322)	(105,482)	(140,226)
Proceeds from stock options exercised	—	—	215
Payments on finance lease obligations	(1,102)	(1,504)	(825)
Proceeds from bank loan	175,000	25,000	—
Net cash provided by (used in) financing activities	103,576	(81,986)	(140,836)
Net increase (decrease) in cash	261,127	(45,781)	(12,922)
Cash:			
Beginning of year	289,776	335,557	348,479
End of year	$ 550,903	$ 289,776	$ 335,557
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Interest paid	$ 23,000	$ 16,665	$ 16,616
Income taxes (refunded) paid, net	$ (57,853)	$ (26,542)	$ 69,467

See accompanying Notes to Consolidated Financial Statements.

MERCURY GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

General

Mercury General Corporation ("Mercury General") and its subsidiaries (referred to herein collectively as the "Company") are primarily engaged in writing personal automobile insurance through 12 Insurance Companies in 11 states, principally California. The Company also writes homeowners, commercial automobile, commercial property, mechanical protection, fire, and umbrella insurance. The private passenger automobile line of insurance business was more than 62% of the Company's direct premiums written in 2023, 2022, and 2021, and approximately 82%, 82%, and 87% of the private passenger automobile premiums were written in California in 2023, 2022, and 2021, respectively. Premiums written represents the premiums charged on policies issued during a fiscal period, which is a statutory measure designed to determine production levels.

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Mercury General Corporation and its subsidiaries:

<u>Insurance Companies</u>	
Mercury Casualty Company ("MCC")	American Mercury Insurance Company
Mercury Insurance Company ("MIC")	American Mercury Lloyds Insurance Company(1)
California Automobile Insurance Company ("CAIC")	Mercury County Mutual Insurance Company(2)
California General Underwriters Insurance Company, Inc.	Mercury Indemnity Company of America
Mercury Insurance Company of Illinois	Orion Indemnity Company
Mercury Insurance Company of Georgia	Mercury Indemnity Company of Georgia

<u>Non-Insurance Companies</u>	
Mercury Select Management Company, Inc.	AIS Management LLC
Mercury Insurance Services LLC	Auto Insurance Specialists LLC
Animas Funding LLC ("AFL")(3)	PoliSeek AIS Insurance Solutions, Inc.
Fannette Funding LLC ("FFL")(3)	Mercury Plus Insurance Services LLC
Mercury Information Technology Services LLC(4)	Mercury (Shanghai) Information Technology Services Co., Ltd. ("Mercury Shanghai")(5)

(1) American Mercury Lloyds Insurance Company is not owned but is controlled by the Company through its attorney-in-fact, Mercury Select Management Company, Inc.

(2) Mercury County Mutual Insurance Company is not owned but is controlled by the Company through a management contract.

(3) Special purpose investment vehicle.

(4) Parent company of Mercury Shanghai.

(5) Mercury Shanghai provides software development and related technical services to the Company's subsidiaries.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from those filed in reports to insurance regulatory authorities. All intercompany transactions and balances have been eliminated.

Certain prior period amounts have been reclassified to conform with the current period presentation.

The Company did not have other comprehensive income (loss) in 2023, 2022 and 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date

of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates require the Company to apply complex assumptions and judgments, and often the Company must make estimates about effects of matters that are inherently uncertain and will likely change in subsequent periods. The most significant assumptions in the preparation of these consolidated financial statements relate to reserves for losses and loss adjustment expenses. Actual results could differ from those estimates.

Investments and Other Financial Instruments

Financial instruments recorded in the consolidated balance sheets include investments, note receivable, other receivables, accounts payable, options sold, and notes payable. The Company's investments include securities issued by the U.S. government and its agencies, securities issued by states and municipal governments and agencies, certain corporate and other debt securities, equity securities, and exchange traded funds.

The Company applies the fair value option to all fixed maturity and equity securities and short-term investments at the time an eligible item is first recognized. The primary reasons for electing the fair value option were simplification and cost benefit considerations as well as the expansion of the use of fair value measurement by the Company consistent with the long-term measurement objectives of the Financial Accounting Standards Board (the "FASB") for accounting for financial instruments. Gains and losses due to changes in fair value for items measured at fair value pursuant to application of the fair value option are included in net realized investment gains in the Company's consolidated statements of operations, while interest and dividend income on investment holdings are recognized on an accrual basis on each measurement date and are included in net investment income in the Company's consolidated statements of operations. The Company's fixed maturity and equity securities are classified as "trading" and carried at fair value as required when applying the fair value option. The majority of equity holdings, including non-redeemable preferred stocks, are actively traded on national exchanges or trading markets, and are valued at the last transaction price on the balance sheet date.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Due to their short-term maturity, the carrying values of other receivables and accounts payable approximate their fair values. 98.4% of the fair value of its investments at December 31, 2023 is based on observable market prices, observable pricing parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary by financial instrument. Observable market prices and pricing parameters of a financial instrument, or a related financial instrument, are used to derive a price without requiring significant judgment.

The Company may hold or acquire financial instruments that lack observable market prices or pricing parameters because they are less actively traded currently or in future periods. The fair value of such instruments is determined using techniques appropriate for each particular financial instrument. These techniques may involve some degree of judgment. The price transparency of the particular financial instrument will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including the type of financial instrument, whether it is a new financial instrument and not yet established in the marketplace, and the characteristics particular to the transaction. Financial instruments for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, financial instruments that are thinly traded or not quoted will generally have diminished price transparency. Even in normally active markets, the price transparency for actively quoted financial instruments may be reduced during periods of market dislocation. Alternatively, in thinly quoted markets, the participation of market makers willing to purchase and sell a financial instrument provides a source of transparency for products that otherwise are not actively quoted. For a further discussion, see Note 4. Fair Value Measurements.

Fixed maturity securities include debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, tax planning considerations, or other economic factors. Premiums and discounts on fixed maturities are amortized using first call date and are adjusted for anticipated prepayments. Premiums and discounts on mortgage-backed securities are adjusted for anticipated prepayment using the retrospective method, with the exception of some beneficial interests in securitized financial assets, which are accounted for using the prospective method.

Equity securities consist of non-redeemable preferred stocks, common stocks on which dividend income is partially tax-sheltered by the 50% corporate dividend received deduction, and private equity funds.

Short-term investments include money market accounts, options, and short-term bonds that are highly rated short duration securities and redeemable within one year.

In the normal course of investing activities, the Company either forms or enters into relationships with variable interest entities ("VIEs"). A VIE is an entity that either has investors that lack certain essential characteristics of a controlling financial interest, such as simple majority kick-out rights, or lacks sufficient funds to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of the VIEs to determine whether the Company has a controlling financial interest in the VIE and therefore is the primary beneficiary. The Company is deemed to have a controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on the Company's assessment, if it determines it is the primary beneficiary, the Company consolidates the VIE in its consolidated financial statements.

From time to time, the Company forms special purpose investment vehicles to facilitate its investment activities involving derivative instruments such as total return swaps, or limited partnerships such as private equity funds. These special purpose investment vehicles are consolidated VIEs as the Company has determined it is the primary beneficiary of such VIEs. Creditors have no recourse against the Company in the event of default by these VIEs. The Company had no implied or unfunded commitments to these VIEs at December 31, 2023 and 2022. The Company's financial or other support provided to these VIEs and its loss exposure are limited to its collateral and original investment.

The Company invests, directly or indirectly through its consolidated VIEs, in limited partnerships or limited liability companies such as private equity funds. These investments are non-consolidated VIEs as the Company has determined it is not the primary beneficiary of such VIEs. The Company's maximum exposure to loss with respect to these VIEs is limited to the total carrying value that is included in equity securities in the Company's consolidated balance sheets. At December 31, 2023 and 2022, the Company had approximately $8 million and $9 million, respectively, in unfunded commitments to these VIEs.

Securities on Deposit

As required by statute, the Company's insurance subsidiaries have securities deposited with the departments of insurance or similar governmental agencies in the states in which they are licensed to operate ("DOI") with fair values totaling approximately $15 million and $14 million at December 31, 2023 and 2022, respectively.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs consist of commissions paid to outside agents, premium taxes, salaries, and certain other underwriting costs that are incremental or directly related to the successful acquisition of new and renewal insurance contracts and are amortized over the life of the related policy in proportion to premiums earned. Deferred policy acquisition costs are limited to the amount that will remain after deducting from unearned premiums and anticipated investment income, the estimated losses and loss adjustment expenses, and the servicing costs that will be incurred as premiums are earned. The Company's deferred policy acquisition costs are further limited by excluding those costs not directly related to the successful acquisition of insurance contracts. The Company does not defer advertising expenditures but expenses them as incurred.

The table below presents a summary of deferred policy acquisition cost amortization and net advertising expense:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in millions)		
Deferred policy acquisition cost amortization	$ 708.5	$ 654.6	$ 633.4
Net advertising expense	8.9	11.8	50.1

Fixed Assets

Fixed assets are stated at historical cost less accumulated depreciation and amortization. A fixed asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and is presented separately from other fixed assets. The useful life for buildings is 40 years. Furniture, equipment, and purchased software are depreciated on a combination of straight-line and accelerated methods over 3 to 7 years. The Company has capitalized certain consulting costs, payroll, and payroll-related costs for employees related to computer software developed for internal use, which are amortized on a straight-line method over the estimated useful life of the software, generally not exceeding 7 years. In accordance with applicable accounting standards, capitalization ceases no later than the point at which a computer software project is substantially complete and ready for its intended use. Leasehold improvements are amortized over the shorter of the useful life of the assets or the life of the associated lease.

The Company periodically assesses long-lived assets or asset groups including building and equipment, for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the Company identifies an indicator of impairment, the Company assesses recoverability by comparing the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and is measured as the excess of carrying value over fair value. There were no impairment charges during 2023, 2022, and 2021.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise as a result of business acquisitions and consist of the excess of the cost of the acquisitions over the tangible and intangible assets acquired and liabilities assumed and identifiable intangible assets acquired. Identifiable intangible assets consist of the value of customer relationships, trade names, software and technology, and favorable leases, which are all subject to amortization, and an insurance license which is not subject to amortization.

The Company evaluates goodwill and other intangible assets for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill and other intangible assets may exceed their implied fair values. The Company qualitatively determines whether, more likely than not, the fair value exceeds the carrying amount of a reporting unit. There are numerous assumptions and estimates underlying the qualitative assessments including future earnings, long-term strategies, and the Company's annual planning and forecasting process. If these planned initiatives do not accomplish the targeted objectives, the assumptions and estimates underlying the qualitative assessments could be adversely affected and have a material effect upon the Company's financial condition and results of operations. In addition, the Company evaluates other intangible assets using methods similar to those used for goodwill described above. As of December 31, 2023 and 2022, goodwill and other intangible impairment assessments indicated that there was no impairment.

Premium Revenue Recognition

Premium revenue is recognized on a pro-rata basis over the terms of the policies in proportion to the amount of insurance protection provided. Premium revenue includes installment and other fees for services which are recognized in the periods in which the services are rendered. Unearned premiums represent the portion of the written premium related to the unexpired policy term. Unearned premiums are predominantly computed monthly on a pro-rata basis and are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs, partially offset by investment income, to related unearned premiums. To the extent that any of the Company's lines of insurance business become unprofitable, a premium deficiency reserve may be required. Net premiums written, a statutory measure designed to determine production levels, was $4.46 billion, $3.98 billion, and $3.86 billion in 2023, 2022, and 2021, respectively.

Losses and Loss Adjustment Expenses

Unpaid losses and loss adjustment expenses are determined in amounts estimated to cover incurred losses and loss adjustment expenses and established based upon the Company's assessment of claims pending and the development of prior years' loss liabilities. These amounts include liabilities based upon individual case estimates for reported losses and loss adjustment expenses and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to operations as the losses and loss adjustment expenses are re-estimated. The liability is stated net of anticipated salvage and subrogation recoveries, and gross of reinsurance recoverables on unpaid losses.

Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the loss reserve that is required. A key assumption in estimating loss reserves is the degree to which the historical data used to analyze reserves will be predictive of ultimate claim costs on incurred claims. Changes in the regulatory and legal environments, results of litigation, medical costs, the cost of repair materials, and labor rates, among other factors, can impact this assumption. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount could be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims, such as those involving the Company's bodily injury ("BI") coverages. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. However, since the provisions for loss reserves are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company analyzes loss reserves quarterly primarily using the incurred loss, paid loss, average severity coupled with the claim count development methods, and the generalized linear model ("GLM") described below. When deciding among methods to use, the Company evaluates the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of insurance business or coverage within a line of insurance business. The Company may also evaluate qualitative factors such as known changes in laws or legal ruling that could affect claims handling or other external environmental factors or internal factors that could affect the settlement of claims. When establishing the loss reserve, the Company will generally analyze the results from all of the methods used rather than relying on a single method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the *incurred loss method* provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of insurance business which have a long operating history.

- The *paid loss method* analyzes historical payment patterns to estimate the amount of losses yet to be paid.

- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/ or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provides meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing loss reserves. The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.

- The GLM determines an average severity for each percentile of claims that have been closed as a percentage of estimated ultimate claims. The average severities are applied to open claims to estimate the amount of losses yet to be paid. The GLM utilizes operational time, determined as a percentile of claims closed rather than a finite calendar period, which neutralizes the effect of changes in the timing of claims handling.

The Company analyzes catastrophe losses separately from non-catastrophe losses. For catastrophe losses, the Company generally determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on loss reserves established by adjusters and average losses on previous similar catastrophes. For catastrophe losses on individual properties that are expected to be total losses, the Company typically establishes reserves at the policy limits.

Derivative Financial Instruments

The Company accounts for all derivative instruments, other than those that meet the normal purchases and sales exception, as either an asset or liability, measured at fair value, which is based on information obtained from independent parties. In addition, changes in fair value are recognized in earnings unless specific hedge accounting criteria are met. See Note 9. Derivative Financial Instruments.

Earnings (Loss) Per Share

Basic earnings (loss) per share excludes dilution and reflects net income (loss) divided by the weighted average shares of common stock outstanding during the periods presented. Diluted earnings (loss) per share is based on the weighted average shares of common stock and potential dilutive securities outstanding during the periods presented. At December 31, 2023, potentially dilutive securities consisted of outstanding stock options. See Note 17. Earnings (Loss) Per Share, for the required disclosures relating to the calculation of basic and diluted earnings (loss) per share.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial reporting basis and the respective tax basis of the Company's assets and liabilities, and expected benefits of utilizing net operating loss, capital loss, and tax-credit carryforwards. The Company assesses the likelihood that its deferred tax assets will be realized and, to the extent management does not believe these assets are more likely than not to be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in earnings in the period that includes the enactment date.

The Company's deferred income taxes usually include a combination of ordinary and capital deferred tax benefits and expenses. At December 31, 2023, the Company's deferred income taxes were in a net asset position mainly due to deferred tax assets generated by unearned premiums and loss reserve discounting. These deferred tax assets were substantially offset by deferred tax liabilities resulting from deferred policy acquisition costs. In assessing the Company's ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized, and to the extent management does not believe these assets are more likely than not to be realized, a valuation allowance is established. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income of the appropriate character within the carryback and carryforward periods available under the tax law. Management considers the reversal of deferred tax liabilities, projected future taxable income of an appropriate nature, and tax-planning strategies in making this assessment.

Management's recoverability assessment of the Company's deferred tax assets which are ordinary in character takes into consideration the Company's strong history of generating ordinary taxable income and a reasonable expectation that it will continue to generate ordinary taxable income in the future. The Company also has various deferred tax liabilities that represent sources of future ordinary taxable income. Management's recoverability assessment with regard to its capital deferred tax assets is based on estimates of anticipated capital gains, tax-planning strategies available to generate future taxable capital gains, and the Company's capacity to absorb capital losses carried back to prior years, each of which would contribute to the realization of deferred tax benefits. The Company has significant unrealized gains in its investment portfolio that could be realized through asset dispositions, at management's discretion. In addition, the Company expects to hold certain debt securities, which are currently in loss positions, to recovery or maturity. Management believes unrealized losses related to these debt securities, which represent a portion of the unrealized loss positions at December 31, 2023, are fully realizable at maturity. Management believes its long-term time horizon for holding these securities allows it to avoid any forced sales prior to maturity. Further, the Company has the capability to generate additional realized capital gains by entering into sale-leaseback transactions using one or more of its appreciated real estate holdings. The realized gains on the real estate holdings could be used to realize both ordinary and capital deferred tax assets. The Company also has the capacity to recoup capital deferred tax assets through tax capital loss carryback claims for taxes paid within permitted carryback periods.

The Company has the capability to implement tax planning strategies and it has a steady history of generating positive cash flows from operations and believes that its liquidity needs can be met in future periods without the forced sale of its investments. This capability assists management in controlling the timing and amount of realized losses generated during future periods. By prudent utilization of some or all of these strategies, management has the intent and believes that it has the ability to generate capital gains and minimize tax losses in a manner sufficient to avoid losing the benefits of its deferred tax assets. Management will continue to assess the need for a valuation allowance on a quarterly basis. Although realization is not assured, management believes it is more likely than not that the Company's deferred tax assets will be realized.

Contingent Liabilities

The Company has known, and may have unknown, potential liabilities which include claims, assessments, lawsuits, or regulatory fines and penalties relating to the Company's business. The Company continually evaluates these potential liabilities and accrues for them and/or discloses them in the notes to the consolidated financial statements where required. In addition, the Company accrues for anticipated legal defense costs associated with lawsuits, claims or regulatory actions. The Company does not believe that the ultimate resolution of currently pending legal or regulatory proceedings, either individually or in the aggregate, will have a material adverse effect on its financial condition or cash flows. See Note 18. Commitments and Contingencies, for the required disclosures relating to contingent liabilities.

Reinsurance

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. Unpaid losses and unearned premiums that are ceded to reinsurers are carried in reinsurance recoverables and other assets, respectively, in the Company's consolidated balance sheets. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying contracts. Most of the Company's reinsurance premiums are recognized ratably over the contract period to the extent coverage remains available. Net premiums earned and losses and loss adjustment expenses are stated net of deductions for ceded reinsurance.

The Company is the assuming reinsurer under a Catastrophe Portfolio Participation Reinsurance Contract ("Contract") effective through December 31, 2025. The Company reimburses up to $30 million in losses for a proportional share of a portfolio of catastrophe losses under the Contract, to the extent the actual loss ratio exceeds the threshold loss ratio of 73.5%.

The Company is party to a Catastrophe Reinsurance Treaty ("Treaty") covering a wide range of perils that is effective through June 30, 2024. The Treaty provides $1,111 million of coverage on a per occurrence basis after covered catastrophe losses exceed the $100 million Company retention limit. The Treaty specifically excludes coverage for any Florida business and for California earthquake losses on fixed property policies, such as homeowners, but does cover losses from fires following an earthquake. The Treaty provides for one full reinstatement of coverage limits with a minor exception at certain upper layers of coverage, and includes some additional minor territorial and coverage restrictions.

The effect of reinsurance on property and casualty premiums written and earned was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Premiums Written			
Direct	$ 4,531,942	$ 4,018,057	$ 3,877,476
Ceded	(109,644)	(81,256)	(65,521)
Assumed	15,353	10,743	13,361
Net	$ 4,437,651	$ 3,947,544	$ 3,825,316
Premiums Earned			
Direct	$ 4,339,333	$ 3,993,771	$ 3,764,626
Ceded	(109,445)	(80,950)	(65,017)
Assumed	15,481	10,821	13,301
Net	$ 4,245,369	$ 3,923,642	$ 3,712,910

The Company recognized ceded premiums earned of approximately $109 million, $81 million, and $65 million in 2023, 2022, and 2021, respectively, which are included in net premiums earned in its consolidated statements of operations, and ceded losses and loss adjustment expenses of approximately $10 million, $(13) million, and $(10) million in 2023, 2022, and 2021, respectively, which are included in losses and loss adjustment expenses in its consolidated statements of operations. The negative ceded losses and loss adjustment expenses in each of 2022 and 2021 was primarily the result of favorable development on prior years' catastrophe losses that had previously been ceded to the Company's reinsurers.

The Insurance Companies, as primary insurers, are required to pay losses to the extent reinsurers are unable to discharge their obligations under the reinsurance agreements.

Share-Based Compensation

Share-based compensation expenses for all stock options granted or modified are based on their estimated grant-date fair values. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is the option vesting term of four years. The Company estimates forfeitures expected to occur in determining the amount of compensation cost to be recognized in each period. The fair value of stock option awards is estimated using the Black-Scholes option pricing model with the grant-date assumptions and weighted-average fair values. See Note 16. Share-Based Compensation for additional disclosures.

Revenue from Contracts with Customers

The Company's revenue from contracts with customers that are in scope of Topic 606 represents the commission income that the Company's 100% owned insurance agencies, Auto Insurance Specialists LLC ("AIS") and PoliSeek AIS Insurance Solutions, Inc. ("Poliseek"), earned from third-party insurers. The Company's commission income from third-party insurers was approximately $20.8 million, $18.2 million and $20.2 million, with related expenses of approximately $11.4 million, $11.0 million and $12.8 million, for the years ended December 31, 2023, 2022 and 2021, respectively. Due to the immateriality of the Company's commission income and its related expenses to the overall consolidated financial statements, the commission income, net of related expenses, is included in other revenues in the Company's consolidated statements of operations, and in other income of the Property and Casualty business segment in the Company's segment reporting in accordance with Topic 280,

Segment Reporting (see Note 19. Segment Information).

AIS and PoliSeek are primarily engaged in the marketing and sales of insurance policies in private passenger automobile, commercial automobile and homeowners lines of business. Their revenues primarily consist of commission income received from property and casualty insurers. The primary performance obligation of AIS and Poliseek in return for the commission income from the insurers is to complete the sale of the policy and deliver the control of the policy to the insurer prior to the policy effective date. The total revenue from the sale of a policy is recognized when the sale is complete and the policy is effective as all the material aspects of the performance obligation are satisfied and the insurer is deemed to obtain control of the insurance policy at that time. The commission income is constrained such that the revenue is recognized only to the extent that the commission income received is not likely to be returned to the insurers due to policy cancellations. Any commission income not received when the sale is complete is recognized as commission income receivable, which is included in other receivables in the Company's consolidated balance sheets. Commission income receivable at December 31, 2023 and 2022 was approximately $1.6 million and $1.3 million, respectively.

A refund liability is recorded for the expected amount of the commission income that has to be returned to the insurers based on estimated policy cancellations. The refund liability is computed for the entire portfolio of contracts as a practical expedient, using the expected value method based on all relevant information, including historical data. The refund liability at December 31, 2023 and 2022 was approximately $1.0 million and $0.8 million, respectively, which was included in other liabilities in the Company's consolidated balance sheets.

As of December 31, 2023 and 2022, the Company had no contract assets and contract liabilities, and no remaining performance obligations associated with unrecognized revenues.

Capitalized Implementation Costs for Cloud Computing Arrangements

The majority of the Company's cloud computing arrangements relate to service contracts with third parties that host the Company's data and computing infrastructure that are used in providing services to and supporting transactions with its existing or potential policyholders and insurance agents. The balance of capitalized implementation costs for cloud computing arrangements, net of accumulated amortization, was $0.2 million and $1.1 million at December 31, 2023 and 2022, respectively, which is included in other assets in the Company's consolidated balance sheets. The accumulated amortization was $5.5 million and $4.7 million at December 31, 2023 and 2022, respectively. The total amortization expense related to such capitalized implementation costs was $0.9 million, $2.8 million, $3.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, which is included in other operating expenses in the Company's consolidated statements of operations.

Allowance for Credit Losses

Financial Instruments - Credit Losses (Topic 326) uses the "expected loss" methodology for recognizing credit losses for financial assets that are not accounted for at fair value through net income. The Company's investment portfolio, excluding accrued investment income, was not affected by Topic 326 as it applies the fair value option to all of its investments. The estimated allowance amounts for credit losses at December 31, 2023 and December 31, 2022 primarily related to premiums receivable.

Premiums Receivable

The majority of the Company's premiums receivable are short-term in nature and are due within a year, consistent with the policy term of its insurance policies sold. Generally, premiums are collected prior to providing risk coverage, minimizing the Company's exposure to credit risk. The Company monitors the credit risk associated with premiums receivable, taking into consideration the fact that credit risk is reduced by the Company's right to offset unearned premiums against premiums receivable. The Company has established an allowance for uncollectible premiums receivable related to credit risk, and the estimated allowance is reviewed quarterly and adjusted as appropriate based on evaluations of balances due from insureds, management's experience, historical data, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectibility of the reported amounts. In estimating an allowance for uncollectible premiums receivable, the Company assesses customer balances and write-offs by state, line of business, and the year the premiums were written. The estimated allowance is based on historical write-off percentages adjusted for the effects of current trends and reasonable and supportable forecasts, as well as expected recoveries of amounts written off.

Evaluating the current trends or economic conditions that impact the Company's ability to collect premiums receivable and projecting those into the remaining life of premiums receivable in order to develop a reasonable and supportable forecast of the ultimate collectibility involve significant judgment and assumptions about future economic conditions. The Company monitors the overall credit risk of premiums receivable by regularly reviewing macroeconomic indicators such as trends in unemployment, inflation and interest rates, regulatory developments such as restrictions on cancellation of policies for nonpayment of premiums, and insurance policy specific indicators such as trends in policy cancellations.

The following table presents a summary of changes in allowance for credit losses on premiums receivable:

		Year Ended December 31,				
		2023		**2022**		**2021**
Beginning balance	$	5,800	$	6,000	$	10,000
Provision during the period for expected credit losses		2,819		4,213		(893)
Write-off amounts during the period		(3,879)		(5,027)		(3,693)
Recoveries during the period of amounts previously written off		560		614		586
Ending balance	$	5,300	$	5,800	$	6,000

Reinsurance Recoverables

Reinsurance recoverables are balances due to the Company from its reinsurers for paid and unpaid losses and loss adjustment expenses. A credit exposure exists with respect to these balances to the extent that any reinsurer is unable to meet its obligations. The Company has established an allowance for uncollectible reinsurance recoverables related to credit risk, and changes in the allowance are presented as a component of losses and loss adjustment expenses in the Company's consolidated statements of operations. The Company reviews the allowance quarterly and adjusts it as necessary to reflect changes in estimates of uncollectible balances. The Company evaluates the financial condition of its reinsurers and monitors concentration risk to minimize its exposure to significant losses from individual reinsurers. The Company attempts to mitigate its credit risk related to reinsurance by entering into reinsurance arrangements with reinsurers that have high credit ratings and by obtaining collateral as necessary. The primary method of obtaining collateral is through letters of credit. Generally, the Company uses a default analysis to estimate uncollectible reinsurance recoverables. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral and any liabilities held by the Company subject to a right of offset, and future default factors used to estimate the probability that the reinsurer may be unable to meet its future obligations in full. The determination of the future default factor is based on a historical default factor published by a major rating agency applicable to the particular financial strength rating class.

The following table presents a summary of changes in allowance for credit losses on reinsurance recoverables:

		Year Ended December 31,				
		2023		**2022**		**2021**
Beginning balance	$	—	$	—	$	91
Provision during the period for expected credit losses		12		—		(91)
Write-off amounts during the period		—		—		—
Recoveries during the period of amounts previously written off		—		—		—
Ending balance	$	12	$	—	$	—

Accrued Interest Receivables

The Company made certain accounting policy elections for its accrued interest receivables on the adoption date of Topic 326 as allowed: a) an election to present accrued interest receivable balances separately from the associated financial assets on the balance sheet, and b) an election not to measure an allowance for credit losses on accrued interest receivable amounts and instead write off uncollectible accrued interest amounts in a timely manner by reversing interest income.

As a general policy, the Company writes off the accrued interest receivable balance when it receives a default notice or when the scheduled interest payment is not received, unless management determines that the default is temporary considering all of the relevant information. The Company believes that for the majority of its investment securities, writing off the uncollectible interest receivable balance within a year from the due date is considered timely. In all cases, the Company writes off the accrued interest receivable immediately if management determines that it is not reasonably expected that the payment will be received. The Company's accrued interest receivable balances are included in accrued investment income receivables in its consolidated balance sheets. There were no accrued interest receivable amounts considered uncollectible or written off for the years ended December 31, 2023, 2022 and 2021.

Recently Issued Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company in the annual period beginning January 1, 2025, though early adoption is permitted. The Company is evaluating the presentational effect that ASU 2023-09 will have on its consolidated financial statements and expects presentation changes to its note on income taxes.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information, including significant segment expenses, on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the Chief Operating Decision Maker ("CODM") uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment information, such as depreciation, amortization and depletion expense amounts, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting." ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or other interbank offered rates expected to be discontinued because of reference rate reform. ASU 2020-04 was effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848," which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company does not expect any material impact on its consolidated financial statements and related disclosures resulting from applying these ASUs.

2. Financial Instruments

Financial instruments recorded in the consolidated balance sheets include investments, other receivables, options sold, accounts payable, and notes payable. Due to their short-term maturity, the carrying values of other receivables and accounts payable approximate their fair values. All investments are carried at fair value in the consolidated balance sheets.

The following table presents the fair values of financial instruments:

	December 31,	
	2023	2022
	(Amounts in thousands)	
Assets		
Investments	$ 5,228,520	$ 4,910,800
Note receivable	9,974	—
Liabilities		
Options sold	1,955	162
Notes payable	557,710	375,631

Investments

The Company applies the fair value option to all fixed maturity and equity securities and short-term investments at the time an eligible item is first recognized. The cost of investments sold is determined on a first-in and first-out method, and realized and unrealized gains and losses are included in net realized investment gains in the Company's consolidated statements of operations. See Note 3. Investments for additional information.

Options Sold

The Company writes covered call options through listed and over-the-counter exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company as realized gains from investments on the expiration date. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. The Company, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option. Liabilities for covered call options are included in other liabilities in the Company's consolidated balance sheets.

Notes payable

The fair values of the Company's publicly traded $375 million unsecured notes at December 31, 2023 and 2022 and its $200 million and $25 million drawn under the unsecured credit facility at December 31, 2023 and 2022 were obtained from third party pricing services.

For additional disclosures regarding methods and assumptions used in estimating fair values, see Note 4. Fair Value Measurements.

3. Investments

The following table presents gains (losses) due to changes in fair value of investments that are measured at fair value pursuant to application of the fair value option:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Fixed maturity securities	$ 62,833	$ (260,223)	$ (39,649)
Equity securities	45,046	(185,694)	107,701
Short-term investments	107	88	(141)
Total gains (losses)	$ 107,986	$ (445,829)	$ 67,911

The following table presents gross gains (losses) realized on the sales of investments:

	Year Ended December 31,								
	2023			2022			2021		
	(Amounts in thousands)								
	Gross Realized Gains	Gross Realized Losses	Net	Gross Realized Gains	Gross Realized Losses	Net	Gross Realized Gains	Gross Realized Losses	Net
Fixed maturity securities	$ 1,783	$ (3,246)	$ (1,463)	$ 863	$ (71,425)	$ (70,562)	$ 2,306	$ (6,690)	$ (4,384)
Equity securities	76,844	(91,109)	(14,265)	86,168	(61,252)	24,916	64,061	(18,826)	45,235
Short-term investments	—	(4)	(4)	8	(2,500)	(2,492)	236	(381)	(145)

Contractual Maturity

At December 31, 2023, fixed maturity holdings rated below investment grade and non-rated comprised 0.4% of total investments at fair value. Additionally, the Company owns securities that are credit enhanced by financial guarantors that are subject to uncertainty related to market perception of the guarantors' ability to perform. Determining the estimated fair value of municipal bonds could become more difficult should markets for these securities become illiquid.

The following table presents the estimated fair values of the Company's fixed maturity securities at December 31, 2023 by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Estimated Fair Value
	(Amounts in thousands)
Fixed maturity securities:	
Due in one year or less	$ 306,970
Due after one year through five years	935,982
Due after five years through ten years	888,429
Due after ten years	2,187,955
Total	$ 4,319,336

Investment Income

The following table presents a summary of net investment income:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Fixed maturity securities	$ 173,167	$ 127,336	$ 100,001
Equity securities	44,223	43,495	35,064
Cash and Short-term investments	23,741	3,495	1,059
Total investment income	$ 241,131	$ 174,326	$ 136,124
Less: investment expense	(6,501)	(5,970)	(6,397)
Net investment income	$ 234,630	$ 168,356	$ 129,727

4. Fair Value Measurements

The Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date using the exit price. Accordingly, when market observable data are not readily available, the Company's own assumptions are set to reflect those that market participants would be presumed to use in pricing the asset or liability at the measurement date. Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the level of judgment associated with inputs used to measure their fair value and the level of market price observability, as follows:

Level 1   Unadjusted quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs are other than quoted prices in active markets, which are based on the following:

   a. Quoted prices for similar assets or liabilities in active markets;

   b. Quoted prices for identical or similar assets or liabilities in non-active markets; or

   c. Either directly or indirectly observable inputs as of the reporting date.

Level 3   Pricing inputs are unobservable and significant to the overall fair value measurement, and the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3. The Company recognizes transfers between levels at either the actual date of the event or a change in circumstances that caused the transfer.

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities

The Company's fair value measurements are based on the market approach, which utilizes market transaction data for the same or similar instruments. The Company obtained unadjusted fair values on 98.4% of its investment portfolio from an independent pricing service at December 31, 2023.

Level 1 measurements—Fair values of financial assets and financial liabilities are obtained from an independent pricing service, and are based on unadjusted quoted prices for identical assets or liabilities in active markets. Additional pricing services and closing exchange values are used as a comparison to ensure that reasonable fair values are used in pricing the investment portfolio.

U.S. government bonds/Short-term bonds: Valued using unadjusted quoted market prices for identical assets in active markets.

Common stock: Comprised of actively traded, exchange listed U.S. and international equity securities and valued based on unadjusted quoted prices for identical assets in active markets.

Money market instruments: Valued based on unadjusted quoted prices for identical assets in active markets.

Options sold: Comprised of free-standing exchange listed derivatives that are actively traded and valued based on quoted prices for identical instruments in active markets.

Level 2 measurements—Fair values of financial assets and financial liabilities are obtained from an independent pricing service or outside brokers, and are based on prices for similar assets or liabilities in active markets or valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability. Additional pricing services are used as a comparison to ensure reliable fair values are used in pricing the investment portfolio.

Municipal securities: Valued based on models or matrices using inputs such as quoted prices for identical or similar assets in active markets.

Mortgage-backed securities: Comprised of securities that are collateralized by residential and commercial mortgage loans and valued based on models or matrices using multiple observable inputs, such as benchmark yields, reported trades and broker/dealer quotes, for identical or similar assets in active markets. The Company had holdings of $33.0 million and $27.3 million in commercial mortgage-backed securities at December 31, 2023 and 2022, respectively.

Corporate securities/Short-term bonds: Valued based on a multi-dimensional model using multiple observable inputs, such as benchmark yields, reported trades, broker/dealer quotes and issue spreads, for identical or similar assets in active markets.

Non-redeemable preferred stock: Valued based on observable inputs, such as underlying and common stock of same issuer and appropriate spread over a comparable U.S. Treasury security, for identical or similar assets in active markets.

Collateralized loan obligations ("CLOs"): Valued based on underlying debt instruments and the appropriate benchmark spread for similar assets in active markets.

Other asset-backed securities: Comprised of securities that are collateralized by non-mortgage assets, such as automobile loans, valued based on models or matrices using multiple observable inputs, such as benchmark yields, reported trades and broker/dealer quotes, for identical or similar assets in active markets.

Level 3 measurements—Fair values of financial assets are based on inputs that are both unobservable and significant to the overall fair value measurement, including any items in which the evaluated prices obtained elsewhere were deemed to be of a distressed trading level. At December 31, 2023 and 2022, the Company did not have any financial assets or financial liabilities based on Level 3 measurements.

Fair value measurement using NAV practical expedient - The fair values of the Company's investment in private equity funds measured at net asset value are determined using net asset value ("NAV") as advised by the external fund managers and the third party administrators. The NAV of the Company's limited partnership or limited liability company interest in such a fund is based on the manager's and the administrator's valuation of the underlying holdings in accordance with the fund's governing documents and GAAP. In accordance with applicable accounting guidance, private equity funds measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy. At December 31, 2023, the Company had capital invested in three such funds: the strategy of two such funds with a combined fair value of approximately $79.2 million at December 31, 2023 is to provide current income to investors by investing mainly in secured loans, CLOs or CLO issuers, and equity interests in vehicles established to purchase and warehouse loans; and the strategy of the other such fund with a fair value of approximately $2.0 million at December 31, 2023 is to achieve long-term capital appreciation through privately-negotiated venture capital investments in seed- and early-stage portfolio companies with technology-enabled business models. The Company had approximately $8 million in unfunded commitments at December 31, 2023 with respect to the private equity funds measured at NAV. The underlying assets of the funds are expected to be liquidated over the period of approximately one year to nine years from December 31, 2023. In addition, the Company does not have the ability to redeem or withdraw from the funds, or to sell, assign, pledge or transfer its investment, without the consent from the General Partner or Managers of each fund, but will receive distributions based on the liquidation of the underlying assets and the interest proceeds from the underlying assets.

The Company's financial instruments at fair value are reflected in the consolidated balance sheets on a trade-date basis. Related unrealized gains or losses are recognized in net realized investment gains or losses in the consolidated statements of operations. Fair value measurements are not adjusted for transaction costs.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair values:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)			
Assets				
Fixed maturity securities:				
U.S. government bonds and agencies	$ 123,182	$ 51,268	$ —	$ 174,450
Municipal securities	—	2,777,258	—	2,777,258
Mortgage-backed securities	—	186,887	—	186,887
Corporate securities	—	599,630	—	599,630
Collateralized loan obligations	—	484,947	—	484,947
Other asset-backed securities	—	96,164	—	96,164
Total fixed maturity securities	123,182	4,196,154	—	4,319,336
Equity securities:				
Common stock	597,888	—	—	597,888
Non-redeemable preferred stock	—	51,563	—	51,563
Private equity funds measured at net asset value [1]				81,242
Total equity securities	597,888	51,563	—	730,693
Short-term investments:				
Short-term bonds	12,015	1,838	—	13,853
Money market instruments	164,595	—	—	164,595
Other	43	—	—	43
Total short-term investments	176,653	1,838	—	178,491
Other assets:				
Note receivable	—	9,974	—	9,974
Total assets at fair value	$ 897,723	$ 4,259,529	$ —	$ 5,238,494
Liabilities				
Other liabilities:				
Options sold	1,955	—	—	1,955
Total liabilities at fair value	$ 1,955	$ —	$ —	$ 1,955

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)			
Assets				
Fixed maturity securities:				
U.S. government bonds	$ 103,519	$ 55,088	$ —	$ 158,607
Municipal securities	—	2,737,183	—	2,737,183
Mortgage-backed securities	—	166,260	—	166,260
Corporate securities	—	569,553	—	569,553
Collateralized debt obligations	—	320,252	—	320,252
Other asset-backed securities	—	136,456	—	136,456
Total fixed maturity securities	103,519	3,984,792	—	4,088,311
Equity securities:				
Common stock	558,169	—	—	558,169
Non-redeemable preferred stock	—	51,236	—	51,236
Private equity funds measured at net asset value [1]				90,147
Total equity securities	558,169	51,236	—	699,552
Short-term investments:				
Short-term bonds	51,638	8,238	—	59,876
Money market instruments	63,021	—	—	63,021
Other	40	—	—	40
Total short-term investments	114,699	8,238	—	122,937
Total assets at fair value	$ 776,387	$ 4,044,266	$ —	$ 4,910,800
Liabilities				
Other liabilities:				
Options sold	162	—	—	162
Total liabilities at fair value	$ 162	$ —	$ —	$ 162

_____

[1] The fair value is measured using the NAV practical expedient; therefore, it is not categorized within the fair value hierarchy. The fair value amount is presented in this table to permit reconciliation of the fair value hierarchy to the amounts presented in the Company's consolidated balance sheets.

There were no transfers between Levels 1, 2, and 3 of the fair value hierarchy in 2023 and 2022.

At December 31, 2023 and 2022, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Financial Instruments Disclosed, But Not Carried, at Fair Value

The following tables present the carrying value and fair value of the Company's financial instruments disclosed, but not carried, at fair value, and the level within the fair value hierarchy at which such instruments are categorized:

| | December 31, 2023 | | | | |
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(Amounts in thousands)				
Liabilities					
Notes payable:					
Unsecured notes	$ 373,729	$ 357,765	$ —	$ 357,765	$ —
Unsecured credit facility	200,000	199,945	—	199,945	—
Total	$ 573,729	$ 557,710	$ —	$ 557,710	$ —

	December 31, 2022				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(Amounts in thousands)				
Liabilities					
Notes payable:					
Unsecured notes	$ 373,330	$ 350,644	$ —	$ 350,644	$ —
Unsecured credit facility	25,000	24,987	—	24,987	—
Total	$ 398,330	$ 375,631	$ —	$ 375,631	$ —

Unsecured Notes

The fair value of the Company's publicly traded $375 million unsecured notes at December 31, 2023 and 2022 was based on the spreads above the risk-free yield curve. These spreads are generally obtained from the new issue market, secondary trading and broker-dealer quotes. See Note 8. Notes Payable for additional information on unsecured notes.

Unsecured Credit Facility

The fair value of the Company's $200 million and $25 million drawn under the unsecured credit facility at December 31, 2023 and 2022 are based on the unadjusted quoted price for similar notes in active markets. See Note 8. Notes Payable for additional information on unsecured credit facility.

5. Fixed Assets

The following table presents the components of fixed assets:

	December 31,	
	2023	2022
	(Amounts in thousands)	
Land	$ 9,713	$ 18,152
Buildings and improvements	65,408	105,526
Furniture and equipment	30,862	45,829
Capitalized software	344,654	314,092
Leasehold improvements	2,892	5,471
	453,529	489,070
Less: accumulated depreciation and amortization	(302,346)	(317,628)
Fixed assets, net	$ 151,183	$ 171,442

Depreciation expense, including amortization of leasehold improvements, was $33.8 million, $34.3 million, and $32.5 million for 2023, 2022, and 2021, respectively.

An office building located in Clearwater, Florida was initially classified as a property held for sale at December 31, 2022, and $20.2 million of the property held for sale, which represented the fair value of the property less the estimated costs to sell, was included in other assets in the Company's consolidated balance sheets on that date. The loss of $0.8 million recognized for the held-for-sale classification was included in other operating expenses in the Company's consolidated statements of operations for the year ended December 31, 2022. The Company completed the sale of this property on March 31, 2023 for a total sale price of $19.6 million, and recognized a loss of $1.8 million associated with the sale, which was included in other revenues in the Company's consolidated statements of operations for the year ended December 31, 2023. $9.8 million of the total sale price was received in the form of a promissory note (the "Note"). $8.5 million of the sale price, after settlement of selling expenses and outstanding amounts due on the property, was received in cash. Only the cash received on the sale of the property is included in the Company's consolidated statements of cash flows for the year ended December 31, 2023. The Note is secured by the property sold, and bears interest at an annual rate of 7.0% for the first two years, with an adjustment to the greater of 7.0% or the rate on a one-year U.S. Treasury Bill at the two-year anniversary for the remainder of the term. The term of the Note is four years and interest is paid in monthly installments. In connection with the sale of the property, the Company entered into a lease agreement whereby the Company leased 14,883 square feet of office space, or approximately 9% of the total space of the property sold, from the new owner of the property. The lease term is five years, commencing on April 1, 2023, and the average annual base rent is approximately $0.4 million.

The Company completed the sale of an office building located in Rancho Cucamonga, California in May 2023 for a total sale price of $22.3 million, and recognized a gain of $7.9 million associated with the sale, which is included in other revenues in the Company's consolidated statements of operations for the year ended December 31, 2023. The Company received $21.4 million in cash, after settlement of selling expenses. In connection with the sale of the property, the Company entered into a lease agreement whereby the Company leased 6,000 square feet of office space, or approximately 5% of the total space of the property sold, from the new owner of the property. The lease term is two years, commencing on May 16, 2023, and the average annual base rent is approximately $0.2 million. This office building was initially classified as a property held for sale at March 31, 2023, and $13.6 million of the property held for sale, which represented the carrying amount of the property, was included in other assets in the Company's consolidated balance sheets until completion of the sale.

In addition, an office building located in Brea, California was classified as a property held for sale at September 30, 2023, and $10.8 million of the property held for sale, which represented the carrying amount of the property, was included in other assets in the Company's consolidated balance sheets at December 31, 2023. The Company is actively engaged in selling this office building as most of its employees currently work from home and this property is being used on a limited basis.

6. Deferred Policy Acquisition Costs

Deferred policy acquisition costs were as follows:

	December 31,					
	2023		2022		2021	
	(Amounts in thousands)					
Balance, beginning of year	$	266,475	$	258,259	$	246,994
Policy acquisition costs deferred		735,894		662,828		644,650
Amortization		(708,525)		(654,612)		(633,385)
Balance, end of year	$	293,844	$	266,475	$	258,259

7. Leases

The Company has operating leases for office space for insurance operations and administrative functions, automobiles for certain employees and general uses, and office equipment such as printers and computers. In addition, the Company has finance leases for electronic data processing ("EDP") equipment. As of December 31, 2023, the Company's leases had remaining terms ranging from less than one year to approximately six years. These leases may contain provisions for periodic adjustments to rates and charges applicable under such lease agreements. These rates and charges also may vary with the Company's level of use. Certain of these leases include one or more options to renew or early terminate, and the exercise of these options is at the Company's sole discretion. Certain leases also include options to purchase the leased property. The Company's lease agreements do not contain any residual value guarantees.

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its estimated incremental borrowing rate for leases for office space, office equipment and EDP equipment, which is derived from information available at the lease commencement date, in determining the present value of lease payments, as the rate implicit in the lease is not readily available for such leases. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. For automobile leases, the Company uses the rate implicit in the lease at the lease commencement date in determining the present value of lease payments, as the readily-determinable implicit rate is provided in such leases.

The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company does not use the short-term lease exemption practical expedient and records all leases on the balance sheets, including leases with a term of twelve months or less. The Company accounts for the lease and non-lease components as a single lease component for leases for office space, automobiles, and office equipment, while it accounts for the lease components separately from the non-lease components for EDP equipment leases.

The components of lease cost along with its classification on the Company's consolidated statements of operations were as follows:

Lease Cost	Classification	Year Ended December 31,					
		2023		2022		2021	
		(Amounts in thousands)					
Operating lease cost [1]	Other operating expenses	$	11,674	$	14,747	$	15,846
Finance lease cost:							
Amortization of assets	Other operating expenses		1,241		1,288		719
Interest on lease liabilities	Interest expense		40		54		25
Variable lease cost [1]	Other operating expenses		1,100		2,184		1,500
Sublease income [2]	Other revenue		(799)		(492)		(11)
Net lease cost		$	13,256	$	17,781	$	18,079

_____

[1]   Includes short-term leases, which are immaterial.
[2]   The Company subleased certain leased office space to third parties in 2023, 2022 and 2021.

The components of lease assets and liabilities along with their classification on the Company's consolidated balance sheets were as follows:

Lease Assets and Liabilities	Classification	December 31,			
		2023		2022	
		(Amounts in thousands)			
Operating lease assets	Operating lease right-of-use assets	$	14,406	$	20,183
Operating lease liabilities	Operating lease liabilities		14,231		21,924
Finance lease assets	Other assets		2,996		4,233
Finance lease liabilities	Other liabilities		2,841		3,573

Weighted-average lease term and discount rate were as follows:

	December 31,	
	2023	2022
Weighted-average remaining lease term (in years):		
Operating leases	2.6	2.9
Finance leases	2.5	3.5
Weighted-average discount rate:		
Operating leases	4.37 %	2.84 %
Finance leases	1.37 %	1.29 %

Supplemental cash flow and other information related to leases was as follows:

	Year Ended December 31,					
	2023		2022		2021	
	(Amounts in thousands)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	14,010	$	15,815	$	16,158
Operating cash flows from finance leases		41		54		25
Financing cash flows from finance leases		1,102		1,504		825
ROU assets obtained in exchange for lease liabilities:						
Operating leases		6,587		4,677		4,904
Finance leases		—		1,951		1,115

Maturities of lease liabilities as of December 31, 2023 were as follows:

Year	Operating Leases		Finance Leases	
	(Amounts in thousands)			
2024	$	7,282	$	1,449
2025		4,039		1,032
2026		2,351		405
2027		1,362		—
2028		243		—
Total lease payments	$	15,277	$	2,886
Less: Imputed interest		1,046		45
Total lease obligations	$	14,231	$	2,841

As of December 31, 2023, the Company had additional lease commitments that have not yet commenced of approximately $3 million with each lease term of approximately four to six years. These leases will commence in 2024.

8. Notes Payable

The following table presents information about the Company's notes payable:

	Lender	Interest Rate	Expiration	December 31,	
				2023	2022
				(Amounts in thousands)	
Senior unsecured notes[1]	Publicly traded	4.40%	March 15, 2027	$ 375,000	$ 375,000
Unsecured credit facility[2]	Bank of America, Wells Fargo Bank, BMO Bank, and U.S. Bank	Term SOFR plus 112.5-150.0 basis points	November 16, 2026	200,000	25,000
Total principal amount				575,000	400,000
Less unamortized discount and debt issuance costs[3]				1,271	1,670
Total				$ 573,729	$ 398,330

---

[1] On March 8, 2017, the Company completed a public debt offering issuing $375 million of senior notes. The notes are unsecured senior obligations of the Company, with a 4.4% annual coupon payable on March 15 and September 15 of each year commencing September 15, 2017. These notes mature on March 15, 2027. The Company used the proceeds from the notes to pay off the total outstanding balance of $320 million under the existing loan and credit facility agreements and terminated the agreements on March 8, 2017. The remainder of the proceeds from the notes was used for general corporate purposes. The Company incurred debt issuance costs of approximately $3.4 million, inclusive of underwriters' fees. The notes were issued at a slight discount of 99.847% of par, resulting in the effective annualized interest rate, including debt issuance costs, of approximately 4.45%.

[2] On March 31, 2021, the Company entered into an unsecured $75 million five-year revolving credit facility. On November 18, 2022, the Company entered into the First Amendment to this credit facility. The First Amendment extended the maturity date of the loan to November 16, 2026 from March 31, 2026 with possible further extension if certain conditions are met, increased the aggregate commitments by all the lenders to $200 million from $75 million, and replaced the LIBOR with the term SOFR. On November 30, 2023, the Company entered into the Second Amendment to this credit facility, which further increased the aggregate commitments by all the lenders to $250 million from $200 million. The interest rates on borrowings under the credit facility are based on the Company's debt to total capital ratio and range from Term SOFR plus 112.5 basis points when the ratio is under 20% to Term SOFR plus 150.0 basis points when the ratio is greater than or equal to 30%. Commitment fees for the undrawn portions of the credit facility range from 12.5 basis points when the ratio is under 20% to 22.5 basis points when the ratio is greater than or equal to 30%. The debt to total capital ratio is expressed as a percentage of (a) consolidated debt to (b) consolidated shareholders' equity plus consolidated debt. The Company's debt to total capital ratio was 27.1% at December 31, 2023, resulting in a 17.5 basis point commitment fee on any undrawn portion of the credit facility. As of February 13, 2024, a total of $200 million was drawn under this facility on a three-month revolving basis at an annual interest rate of approximately 6.84%,

with $50 million available to be drawn. The Company contributed $150 million of the total amount drawn to the surplus of its consolidated insurance subsidiaries, and used the remainder for general corporate purposes.

(3) The unamortized discount and debt issuance costs are associated with the publicly traded $375 million senior unsecured notes. These are amortized to interest expense over the life of the notes, and the unamortized balance is presented in the Company's consolidated balance sheets as a direct deduction from the carrying amount of the debt. The unamortized costs of approximately $0.8 million associated with entering into the $250 million unsecured revolving credit facility maturing on November 16, 2026 are included in other assets in the Company's consolidated balance sheets and amortized to interest expense over the term of the credit facility.

The Company was in compliance with all of its financial covenants pertaining to minimum statutory surplus, debt to total capital ratio, and risk based capital ("RBC") ratio under the unsecured credit facility at December 31, 2023.

Debt maturities for each of the next five years and thereafter as of December 31, 2023 are as follows:

Maturity	Amounts
	(in thousands)
2024	$ —
2025	—
2026	200,000
2027	375,000
2028	—
Thereafter	—
Total	$ 575,000

9. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are equity price risk and interest rate risk. Equity contracts (options sold) on various equity securities are intended to manage the price risk associated with forecasted purchases or sales of such securities. From time to time, the Company also enters into derivative contracts to enhance returns on its investment portfolio.

The following tables present the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains in the consolidated statements of operations:

	Liability Derivatives	
	December 31, 2023	December 31, 2022
	(Amounts in thousands)	
Options sold - Other liabilities	$ 1,955	$ 162
Total derivatives	$ 1,955	$ 162

	Gains Recognized in Income		
	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Options sold - Net realized investment gains (losses)	$ 8,586	$ 5,887	$ 3,045
Total	$ 8,586	$ 5,887	$ 3,045

Most options sold consist of covered calls. The Company writes covered calls on underlying equity positions held as an enhanced income strategy that is permitted for the Company's insurance subsidiaries under statutory regulations. The Company manages the risk associated with covered calls through strict capital limitations and asset diversification throughout various industries. For additional disclosures regarding equity contracts, see Note 4. Fair Value Measurements for additional disclosures regarding options sold.

10. Goodwill and Other Intangible Assets

Goodwill

There were no changes in the carrying amount of goodwill during 2023 and 2022. No accumulated goodwill impairment losses existed at December 31, 2023 and 2022. Goodwill is reviewed annually for impairment and more frequently if potential impairment indicators exist. No impairment indicators were identified during 2023 and 2022. All of the Company's goodwill is associated with the Property and Casualty business segment (See Note 19. Segment Information for additional information on the reportable business segment).

Other Intangible Assets

The following table presents the components of other intangible assets:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives
	(Amounts in thousands)			(in years)
As of December 31, 2023				
Customer relationships	$ 54,862	$ (53,704)	$ 1,158	11
Trade names	15,400	(9,625)	5,775	24
Technology	4,300	(4,300)	—	10
Insurance license	1,400	—	1,400	Indefinite
Total intangible assets, net	$ 75,962	$ (67,629)	$ 8,333	
As of December 31, 2022				
Customer relationships	$ 54,862	$ (53,467)	$ 1,395	11
Trade names	15,400	(8,983)	6,417	24
Technology	4,300	(4,300)	—	10
Insurance license	1,400	—	1,400	Indefinite
Total intangible assets, net	$ 75,962	$ (66,750)	$ 9,212	

Other intangible assets are reviewed annually for impairment and more frequently if potential impairment indicators exist. No impairment indicators were identified during 2023 and 2022.

Other intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives. Other intangible assets amortization expense was $0.9 million, $1.0 million, and $1.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. None of the intangible assets with definite useful lives are anticipated to have a residual value.

The following table presents the estimated future amortization expense related to other intangible assets as of December 31, 2023:

Year Ending December 31,	Amortization Expense
	(Amounts in thousands)
2024	$ 851
2025	807
2026	807
2027	807
2028	807
Thereafter	2,854
Total	$ 6,933

11. Income Taxes

Income tax provision

The Company and its subsidiaries file a consolidated federal income tax return. The income tax expense (benefit) consisted of the following components:

		Year Ended December 31,				
		2023		2022		2021
		(Amounts in thousands)				
Federal						
Current	$	(3,840)	$	(62,355)	$	37,391
Deferred		10,523		(93,562)		11,349
	$	6,683	$	(155,917)	$	48,740
State						
Current	$	(2,958)	$	784	$	1,542
Deferred		(633)		(2,910)		1,088
	$	(3,591)	$	(2,126)	$	2,630
Total						
Current	$	(6,798)	$	(61,571)	$	38,933
Deferred		9,890		(96,472)		12,437
Total	$	3,092	$	(158,043)	$	51,370

In computing taxable income, property and casualty insurers reduce underwriting income by losses and loss adjustment expenses incurred. The amount of the deduction for losses incurred associated with unpaid losses is discounted at the interest rates and for the loss payment patterns prescribed by the U.S. Treasury.

The Inflation Reduction Act of 2022 introduced a new Corporate Alternative Minimum Tax ("CAMT") on the adjusted financial statement income of applicable corporations. The provision is effective for tax years beginning after December 31, 2022, and was enacted on August 16, 2022. The Company has determined that averaged adjusted financial statement income is below the thresholds such that the Company does not expect to be liable for any CAMT.

The following table presents a reconciliation of the tax expense based on the statutory rate to the Company's actual tax expense in the consolidated statements of operations:

		Year Ended December 31,		
		2023	2022	2021
		(Amounts in thousands)		
Computed tax expense (benefit) at 21%	$	20,880	$ (140,850)	$ 62,854
Tax-exempt interest income		(13,640)	(11,864)	(11,577)
Dividends received deduction		(1,237)	(1,364)	(1,311)
State tax (benefit) expense		(3,539)	(1,597)	2,134
Nondeductible expenses		639	279	843
Other, net		(11)	(2,647)	(1,573)
Income tax expense (benefit)	$	3,092	$ (158,043)	$ 51,370

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial reporting basis and the respective tax basis of the Company's assets and liabilities, and expected benefits of utilizing net operating loss, capital loss, and tax-credit carryforwards. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income of the appropriate character within the carryback and carryforward periods available under the tax law. Management considers the reversal of deferred tax liabilities, projected future taxable income of an appropriate nature, and tax-planning strategies in making this assessment. The Company believes that through the use of prudent tax planning strategies and the generation of capital gains, sufficient income will be realized in order to maximize the full benefits of its deferred tax assets.

The following table presents the significant components of the Company's net deferred tax assets and liabilities:

| | December 31, | |
| | 2023 | 2022 |
	(Amounts in thousands)	
Deferred tax assets:		
20% of net unearned premiums	$ 75,394	$ 67,285
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	25,340	21,606
Expense accruals	11,262	11,578
Tax asset on net unrealized loss on securities carried at fair value	166	22,802
Other deferred tax assets	8,743	6,511
Total gross deferred tax assets	120,905	129,782
Deferred tax liabilities:		
Deferred policy acquisition costs	(61,707)	(55,960)
Tax depreciation in excess of book depreciation	(6,801)	(11,029)
Undistributed earnings of insurance subsidiaries	(1,511)	(1,898)
Tax amortization in excess of book amortization	(8,904)	(7,466)
Other deferred tax liabilities	(8,969)	(10,526)
Total gross deferred tax liabilities	(87,892)	(86,879)
Net deferred tax assets	$ 33,013	$ 42,903

The Company had federal net operating loss carryforwards of approximately $19.7 million and $5.7 million at December 31, 2023 and 2022, respectively. $2.1 million of the total federal net operating loss carryforward at December 31, 2023 will begin to expire in 2028 and the remaining $17.6 million can be carried forward indefinitely for federal tax purposes.

Uncertainty in Income Taxes

The Company recognizes tax benefits related to positions taken, or expected to be taken, on its tax returns, only if the positions are "more-likely-than-not" sustainable. Once this threshold has been met, the Company's measurement of its expected tax benefits is recognized in its financial statements.

The total amount of unrecognized tax benefits related to tax uncertainties decreased by approximately $2.1 million during the 12 months ended December 31, 2023. The decrease was the result of a resolution related to a California Franchise Tax Board audit for tax years 2012 and 2013.

The Company and its subsidiaries file income tax returns with the Internal Revenue Service and the taxing authorities of various states. Tax years that remain subject to examination by major taxing jurisdictions are 2020 through 2022 for federal taxes, and 2011 and 2020 through 2022 for California state taxes. The Company has certain unresolved tax assessment issues for tax year 2011 for California state taxes that are not material to its consolidated financial statements. Tax years 2012 through 2019 for California state taxes have been resolved with no outstanding issues.

The following table presents a reconciliation of the beginning and ending balances of unrecognized tax benefits:

| | December 31, | |
| | 2023 | 2022 |
	(Amounts in thousands)	
Balance at January 1	$ 4,380	$ 4,380
Additions (reductions) based on tax positions related to:		
Current year	—	—
Prior years	(2,118)	—
Balance at December 31	$ 2,262	$ 4,380

If unrecognized tax benefits were recognized, approximately $3.9 million and $6.6 million, including accrued interest, penalties and federal tax benefit related to unrecognized tax benefits, would impact the Company's effective tax rate at December 31, 2023 and 2022, respectively.

The Company recognizes interest and penalties related to unrecognized tax benefits as a part of income taxes. The Company recognized an accrued net (benefit) expense related to interest and penalties of approximately $(1.2) million, $0.4 million, and $0.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company carried an accrued interest and penalty balance of approximately $2.5 million and $3.7 million at December 31, 2023 and 2022, respectively.

12. Loss and Loss Adjustment Expense Reserves

The following table presents the activity in loss and loss adjustment expense reserves:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Gross reserves at January 1	$ 2,584,910	$ 2,226,430	$ 1,991,304
Reinsurance recoverables on unpaid losses	(25,323)	(41,379)	(54,461)
Net reserves at January 1	2,559,587	2,185,051	1,936,843
Incurred losses and loss adjustment expenses related to:			
Current year	3,553,801	3,314,938	2,786,246
Prior years	(35,948)	47,281	(26,091)
Total incurred losses and loss adjustment expenses	3,517,853	3,362,219	2,760,155
Loss and loss adjustment expense payments related to:			
Current year	2,080,690	1,862,006	1,601,998
Prior years	1,243,196	1,125,677	909,949
Total payments	3,323,886	2,987,683	2,511,947
Net reserves at December 31	2,753,554	2,559,587	2,185,051
Reinsurance recoverables on unpaid losses	32,148	25,323	41,379
Gross reserves at December 31	$ 2,785,702	$ 2,584,910	$ 2,226,430

During 2022, inflationary trends accelerated to their highest level in decades, which had a significant impact on the cost of automobile parts and labor as well as medical expenses for bodily injuries, and supply chain and labor shortage issues lengthened the time to repair vehicles. Bodily injury costs were also under pressure from social inflation. The severe inflationary trend continued into 2023, but began moderating as the year progressed. These factors contributed to higher losses and loss adjustment expenses related to the current accident year for 2023 and 2022 compared to 2021.

The decrease in the provision for insured events of prior years in 2023 of approximately $35.9 million primarily resulted from lower than estimated losses and loss adjustment expenses in the private passenger automobile and homeowners lines of insurance business, partially offset by unfavorable reserve development in the commercial property line of insurance business. The moderating inflationary trend in 2023 relative to 2022 discussed above was the major contributor to the favorable reserve development in the private passenger automobile line of insurance business for 2023.

The increase in the provision for insured events of prior years in 2022 of approximately $47.3 million primarily resulted from higher than estimated losses and loss adjustment expenses in the automobile line of insurance business. The inflationary pressures and the supply chain and labor shortage issues discussed above were major contributors to the adverse reserve development in the automobile line of insurance business for 2022.

The decrease in the provision for insured events of prior years in 2021 of approximately $26.1 million primarily resulted from lower than estimated losses and loss adjustment expenses in the homeowners and private passenger automobile lines of insurance business.

The Company recorded catastrophe losses net of reinsurance of approximately $239 million, $102 million, and $104 million in 2023, 2022, and 2021, respectively. Catastrophe losses due to the events that occurred in 2023 totaled approximately

$247 million, with no reinsurance benefits used for these losses, resulting primarily from rainstorms and hail in Texas and Oklahoma, winter storms and rainstorms in California, and the impact of Tropical Storm Hilary in California. In addition, the Company experienced favorable development of approximately $8 million on prior years' catastrophe losses in 2023. Catastrophe losses due to the events that occurred in 2022 totaled approximately $101 million, with no reinsurance benefits used for these losses, resulting primarily from the deep freeze of Winter Storm Elliott and other extreme weather events in Texas, Oklahoma and Georgia, winter storms in California, and the impact of Hurricane Ian in Florida. In addition, the Company experienced unfavorable development of approximately $1 million on prior years' catastrophe losses in 2022. Catastrophe losses due to the events that occurred in 2021 totaled approximately $109 million, with no reinsurance benefits used for these losses, resulting primarily from the deep freeze of Winter Storm Uri and other extreme weather events in Texas and Oklahoma, rainstorms, wildfires and winter storms in California, and the impact of Hurricane Ida in New Jersey and New York. In addition, the Company experienced favorable development of approximately $5 million on prior years' catastrophe losses in 2021.

The following is information about incurred and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts for our two major product lines: automobile and homeowners lines of business. As the information presented is for these two major product lines only, the total incurred and paid claims development shown below does not correspond to the aggregate development presented in the table above, which is for all product lines and includes unallocated claims adjustment expenses. The cumulative number of reported claims represents open claims, claims closed with payment, and claims closed without payment. It does not include an estimated amount for unreported claims. The number of claims is measured by claim event (such as a car accident or storm damage) and an individual claim event may result in more than one reported claim. The Company considers a claim that does not result in a liability as a claim closed without payment.

The information about incurred and paid claims development for the years ended December 31, 2014 to 2022 is presented as unaudited supplementary information.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance (Automobile Insurance)											As of December 31, 2023	
Accident Year	For the Years Ended December 31,										Total of Incurred But Not Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023		
	(Amounts in thousands)										(Amounts in thousands)	
2014	$ 1,467,175	$ 1,454,366	$ 1,473,545	$1,486,322	$1,498,504	$1,501,075	$1,501,713	$1,501,850	$ 1,502,161	$ 1,502,313	$ 58	180
2015		1,551,105	1,588,443	1,610,839	1,634,435	1,645,950	1,649,170	1,653,878	1,654,843	1,655,267	336	170
2016			1,672,853	1,669,642	1,713,696	1,731,997	1,732,410	1,740,807	1,743,417	1,745,513	2,544	155
2017				1,703,857	1,727,277	1,741,825	1,733,425	1,748,289	1,755,702	1,754,356	4,910	149
2018					1,781,817	1,773,502	1,785,071	1,806,240	1,807,297	1,811,302	12,992	147
2019						1,916,269	1,911,268	1,959,262	1,954,151	1,951,924	22,464	148
2020							1,514,551	1,448,083	1,452,343	1,430,973	36,124	91
2021								1,811,064	1,879,751	1,854,319	96,072	104
2022									2,255,032	2,264,193	238,987	116
2023										2,349,659	673,888	100
									Total	$ 18,319,819		

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[1] The information for the years 2014 to 2022 is presented as unaudited supplemental information.

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance (Automobile Insurance)

Accident Year	For the Years Ended December 31, 2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023
	(Amounts in thousands)									
2014	$ 967,481	$ 1,231,413	$ 1,358,472	$ 1,432,472	$ 1,476,944	$ 1,490,366	$ 1,496,814	$ 1,500,243	$ 1,501,483	$ 1,502,305
2015		1,040,253	1,336,223	1,466,368	1,560,480	1,614,188	1,634,780	1,643,443	1,651,465	1,654,069
2016			1,094,006	1,395,199	1,554,217	1,656,192	1,699,069	1,722,293	1,736,697	1,740,902
2017				1,076,079	1,399,202	1,561,850	1,648,328	1,701,298	1,733,196	1,746,147
2018					1,082,127	1,417,637	1,588,049	1,697,228	1,757,923	1,784,876
2019						1,134,859	1,494,342	1,698,121	1,828,410	1,896,186
2020							825,398	1,089,096	1,242,000	1,328,686
2021								992,705	1,410,748	1,599,756
2022									1,237,725	1,743,364
2023										1,313,943
									Total	$ 16,310,234
	All outstanding liabilities before 2014, net of reinsurance									10
	Loss and allocated loss adjustment expense reserves, net of reinsurance									$ 2,009,595

(1) The information for the years 2014 to 2022 is presented as unaudited supplemental information.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance (Homeowners Insurance)

Accident Year	For the Years Ended December 31, 2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023	As of December 31, 2023: Total of Incurred But Not Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(Amounts in thousands)										(Amounts in thousands)	
2014	$199,298	$ 202,621	$203,218	$202,513	$ 204,986	$208,003	$208,743	$209,622	$ 209,071	$ 208,990	$ —	25
2015		234,800	234,881	233,501	236,855	238,652	239,941	240,927	237,872	237,994	150	24
2016			250,691	259,489	259,497	259,708	260,496	259,984	259,722	259,701	48	24
2017				309,491	295,163	288,322	289,869	289,294	291,360	290,909	227	30
2018					311,798	308,361	310,695	305,292	306,347	308,345	3,131	25
2019						359,643	366,139	361,421	360,609	360,140	1,278	30
2020							420,257	411,404	413,882	411,408	5,728	29
2021								510,724	511,311	504,086	11,687	31
2022									578,489	562,562	23,284	30
2023										717,988	147,258	39
									Total	$ 3,862,123		

(1) The information for the years 2014 to 2022 is presented as unaudited supplemental information.

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance (Homeowners Insurance)

Accident Year	For the Years Ended December 31,									
	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023
	(Amounts in thousands)									
2014	$ 139,615	$ 186,996	$ 194,605	$ 198,758	$ 202,193	$ 203,333	$ 207,524	$ 207,801	$ 208,737	$ 208,866
2015		163,196	213,994	224,178	230,480	234,683	235,971	236,143	236,983	237,651
2016			173,537	234,215	245,878	253,919	256,642	258,477	259,045	259,875
2017				217,900	269,254	278,341	283,311	286,531	290,291	290,984
2018					213,038	271,534	286,658	294,099	300,742	303,053
2019						240,240	324,953	340,237	350,288	355,697
2020							271,208	365,910	386,297	395,412
2021								316,314	458,124	473,644
2022									339,242	501,075
2023										474,712
									Total	$ 3,500,969
	All outstanding liabilities before 2014, net of reinsurance									1,044
	Loss and allocated loss adjustment expense reserves, net of reinsurance									$ 362,198

(1) The information for the years 2014 to 2022 is presented as unaudited supplemental information.

The following is unaudited supplementary information about average historical claims duration as of December 31, 2023.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Automobile insurance	59.1 %	19.0 %	9.4 %	5.7 %	3.1 %	1.4 %	0.6 %	0.3 %	0.1 %	0.1 %

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Homeowners insurance	66.8 %	23.0 %	4.1 %	2.4 %	1.5 %	0.8 %	0.6 %	0.3 %	0.4 %	0.1 %

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated balance sheets is as follows:

**Reconciliation of the Disclosure of Incurred and Paid Claims Development
to the Loss and Loss Adjustment Expense Reserves**

	December 31, 2023
	(Amounts in thousands)
Net outstanding liabilities	
Automobile insurance	$ 2,009,595
Homeowners insurance	362,198
Other short-duration insurance lines	236,069
Loss and loss adjustment expense reserves, net of reinsurance recoverables on unpaid losses	2,607,862
Reinsurance recoverables on unpaid losses	
Automobile insurance	27,528
Homeowners insurance	3,903
Other short-duration insurance lines	717
Total reinsurance recoverables on unpaid losses	32,148
Insurance lines other than short-duration	1,072
Unallocated claims adjustment expenses	144,620
	145,692
Total gross loss and loss adjustment expense reserves	$ 2,785,702

13. Dividends

The following table presents shareholder dividends paid:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands, except per share data)		
Total paid	$ 70,322	$ 105,482	$ 140,226
Per share paid	$ 1.2700	$ 1.9050	$ 2.5325

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. As of December 31, 2023, the insurance subsidiaries of the Company are permitted to pay approximately $163 million in dividends in 2024 to Mercury General without the prior approval of the DOI of domiciliary states. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay shareholder dividends. During 2023, 2022, and 2021, the Insurance Companies paid Mercury General ordinary dividends of $0, $0, and $191 million, respectively.

On February 9, 2024, the Board of Directors declared a $0.3175 quarterly dividend payable on March 27, 2024 to shareholders of record on March 13, 2024.

14. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance departments of their domiciliary states. Prescribed statutory accounting practices primarily include those published as statements of statutory accounting principles by the National Association of Insurance Commissioners (the "NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2023, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The following table presents the statutory net income, and statutory capital and surplus of the Insurance Companies, as reported to regulatory authorities:

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Statutory net (loss) income[1]	$ (35,590)	$ (184,292)	$ 200,488
Statutory capital and surplus	$ 1,667,187	$ 1,502,424	$ 1,827,210

---

[1] Statutory net (loss) income reflects differences from GAAP net income (loss), including changes in the fair value of the investment portfolio as a result of the application of the fair value option.

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations. The RBC formula is used by insurance regulators to monitor capital and surplus levels. It was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance business having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. The Company periodically monitors the RBC level of each of the Insurance Companies. As of December 31, 2023, 2022 and 2021, each of the Insurance Companies exceeded the minimum required RBC level, as determined by the NAIC and adopted by the state insurance regulators. None of the Insurance Companies' RBC ratios were less than 350% of the authorized control level RBC as of December 31, 2023, none less than 330% as of December 31, 2022, and none less than 400% as of December 31, 2021. Generally, an RBC ratio of 200% or less would require some form of regulatory or company action.

15. Profit Sharing Plan and Annual Cash Bonuses

The Company's employees are eligible to become members of the Profit Sharing Plan (the "Plan"). The Company, at the option of the Board of Directors, may make annual contributions to the Plan, and the contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the Plan. No contributions were made in the past three years.

The Plan includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Matching contributions, at a rate set by the Board of Directors, totaled approximately $11.1 million, $10.8 million, and $10.4 million for 2023, 2022, and 2021, respectively.

The Plan also includes an employee stock ownership plan that covers substantially all employees. The Board of Directors authorizes the Plan to purchase the Company's common stock in the open market for allocation to the Plan participants. No purchases were made during the past three years.

The Company also provides company-wide annual cash bonuses to all eligible employees based on performance criteria for each recipient and for the Company as a whole. The Company performance goals are largely based on the Company's premium growth and combined ratio. The Company paid a total of approximately $3.6 million, $9.1 million, and $36.9 million of company-wide annual cash bonuses to all its eligible employees based on these performance criteria in 2023, 2022, and 2021, respectively.

16. Share-Based Compensation

In February 2015, the Company adopted the 2015 Incentive Award Plan (the "2015 Plan"), replacing the 2005 Equity Incentive Plan (the "2005 Plan") which expired in January 2015. The 2015 Plan was approved at the Company's Annual Meeting of Shareholders in May 2015. A maximum of 4,900,000 shares of common stock under the 2015 Plan are authorized for issuance upon exercise of stock options, stock appreciation rights and other awards, or upon vesting of RSU or deferred stock awards. The Company had granted 80,000 stock options under the 2015 Plan, 10,000 of which were forfeited, with 4,830,000 shares of common stock available for future grant as of December 31, 2023. No share-based compensation awards have been granted since March 2018 under the 2015 Plan.

The following table presents a summary of cash received, compensation costs recognized and excess tax benefit, related to the Company's share-based awards:

	Year Ended December 31,					
	2023		2022		2021	
	(Amounts in thousands)					
Cash received from stock option exercises	$	—	$	—	$	215
Compensation cost, all share-based awards		—		15		141
Excess tax benefit, all share-based awards		—		(1)		(117)

Stock Option Awards

Stock option awards become exercisable at a rate of 25% per year beginning one year from the date granted, are granted at the closing price of the Company's stock on the date of grant, and expire after 10 years.

In February 2018, the Compensation Committee of the Company's Board of Directors awarded a total of 80,000 stock options to four senior executives under the 2015 Plan which will vest over the four-year requisite service period. 10,000 of these stock options were forfeited in February 2019 following the departure of a senior executive. The fair values of these stock options were estimated on the date of grant using a closed-form option valuation model (Black-Scholes).

The following table provides the assumptions used in the calculation of grant-date fair values of these stock options based on the Black-Scholes option pricing model:

Weighted-average grant-date fair value	$ 8.09
Expected volatility	33.18 %
Risk-free interest rate	2.62 %
Expected dividend yield	5.40 %
Expected term in months	72

Expected volatility is based on historical volatility of the Company's stock over the term of the stock options. The Company estimated the expected term of stock options, which represents the period of time that stock options granted are expected to be outstanding, by using historical exercise patterns and post-vesting termination behavior. The risk free interest rate is determined based on U.S. Treasury yields with equivalent remaining terms in effect at the time of the grant.

The following table presents a summary of the stock option activity for the year ended December 31, 2023:

	Shares	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in 000's)	
Outstanding at January 1, 2023	17,500	$	43.01			
Exercised	—	$	—			
Canceled or expired	—	$	—			
Outstanding at December 31, 2023	17,500	$	43.01	4.1	$	—
Exercisable at December 31, 2023	17,500	$	43.01	4.1	$	—

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the difference between the Company's closing stock price and the stock option exercise price, multiplied by the number of in-the-money stock options) that would have been received by the stock option holders had all stock options been exercised on December 31, 2023. The aggregate intrinsic value of stock options exercised was $29,975 and $1,007,175 for 2022 and 2021, respectively. There were no stock options exercised in 2023. The total fair value of stock options vested was $141,584 for each of 2022 and 2021. There were no stock options vested in 2023.

The following table presents information regarding stock options outstanding at December 31, 2023:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$43.01	17,500	4.1	$ 43.01	17,500	$ 43.01

As of December 31, 2023, the Company had no unrecognized share-based compensation expense.

17. Earnings (Loss) Per Share

The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations:

				Year Ended December 31,					
	2023			2022			2021		
	Net Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount	Net Loss (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount	Net Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
	(Amounts and numbers in thousands, except per-share data)								
Basic EPS									
Income (loss) available to common stockholders	$ 96,336	55,371	$ 1.74	$ (512,672)	55,371	$ (9.26)	$ 247,937	55,368	$ 4.48
Effect of dilutive securities:									
Options	—	—		—	—		—	6	
Diluted EPS									
Income (loss) available to common stockholders after assumed conversions	$ 96,336	55,371	$ 1.74	$ (512,672)	55,371	$ (9.26)	$ 247,937	55,374	$ 4.48

Potentially dilutive securities representing approximately 17,500 shares of common stock were excluded from the computation of diluted earnings (loss) per common share for each of 2023 and 2022, because their effect would have been anti-dilutive. For 2022, 26 incremental shares were also excluded from the computation of diluted loss per share as the Company generated a net loss in 2022. There were no potentially dilutive securities with anti-dilutive effect for 2021.

18. Commitments and Contingencies

Leases

The Company is obligated under various non-cancellable lease agreements providing for office space, automobiles, office equipment, and EDP equipment that expire at various dates through the year 2028. See Note 7. Leases for additional information on leases and future lease payments as of December 31, 2023.

California Earthquake Authority ("CEA")

The CEA is a quasi-governmental organization that was established to provide a market for earthquake coverage to California homeowners. The Company places all new and renewal earthquake coverage offered with its homeowners policies directly with the CEA. The Company receives a small fee for placing business with the CEA, which is recorded as other income in the consolidated statements of operations. Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most recent information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 30, 2023, the most recent date at which information was available, was approximately $85.6 million. There was no assessment made in 2023.

Regulatory and Legal Matters

On October 5, 2021, the Company received a letter from the California DOI requesting additional information on the amount of premium refunds or credits that the Company has provided or plans to further provide to its private passenger automobile policyholders, and the methodology used in determining such refunds or credits for the time period of March 2020 through at least March 2021, due to reduced driving during the pandemic. On October 6, 2021, the California DOI issued a press release alleging that the Company and two other insurers have not provided enough premium relief to the policyholders through premium refunds or credits for lower frequency resulting from reduced driving during the pandemic. Two private actions against the Company were also filed during the first quarter of 2022, asserting substantially the same arguments on behalf of an alleged class of similarly situated policyholders, and seeking restitution of the allegedly excessive premiums charged during the pandemic. On November 21, 2022, after its review of loss and expense data requested from and provided by the Company, the California DOI notified the Company that an additional total refund of approximately $52 million should be provided to its private passenger automobile policyholders, purportedly based upon its analysis of the Company's data. The Company believes that the amounts returned to-date, including the mileage reductions on individual policies, have provided appropriate and material relief to its policyholders and that there is no legal basis for the California DOI or the courts to require the Company to issue additional refunds. The total amount of premiums returned to the Company's policyholders through refunds or credits is approximately $128 million, which reduced its net premiums earned for 2020. The Company has also worked with its agents and policyholders to reclassify exposures on an individual policy basis, including reducing mileage on a large number of vehicles since the pandemic began. Management believes the mileage reductions have significantly reduced premiums on those individual policies in a manner consistent with the Company's filed and approved rates. The Company engaged in discussions with the California DOI, and on April 24, 2023, the Company entered into a stipulated settlement agreement with the California DOI (the "Settlement Stipulation"), which fully resolved all issues related to the California DOI's alleged COVID refund obligations, with the exception of a similar issue involving Orion Indemnity Company, a small consolidated subsidiary of the Company, that was settled separately with the California DOI on May 15, 2023 for approximately $0.25 million paid to its existing California private passenger automobile policyholders. Under the Settlement Stipulation, the Company agreed to provide an aggregate credit amount of $25 million to the existing California private passenger automobile policyholders of MIC and CAIC, significant consolidated subsidiaries of the Company, by means of credits against the future private passenger automobile renewal premium obligations over a period not to exceed 18 months commencing on July 7, 2023. The renewal premium credits are recorded as reductions to the Company's net premiums earned and written in the periods when the applicable policies are renewed. Although the Company believes the voluntary amounts returned to date have provided appropriate relief to its policyholders and there is no legal basis for the California DOI to require the Company to issue additional refunds, the Company agreed to the Settlement Stipulation to resolve the matter and facilitate timely review and approval of its pending rate applications. The Company filed a motion to dismiss the two private actions seeking COVID-related restitution, based on the California case law barring such retroactive relief and the resolution with the California DOI. In August 2023, the court granted the Company's motion to dismiss, and the judgment in the Company's favor is now final.

On September 10, 2021, the California DOI served the Company a Notice of Non-Compliance ("NNC"), alleging violations in connection with its 2014 Rating & Underwriting Examination Report, which was adopted by the California DOI in 2019. The NNC itemizes alleged violations, many of which management believes were corrected or otherwise resolved during the course of the examination, and seeks penalties. The Company has participated in lengthy and detailed discussions with the California DOI since the adoption of the examination report, in an attempt to address the issues deemed unresolved by the California DOI, and has taken several additional corrective actions approved by the California DOI. The Company is continuing discussions with the California DOI to resolve the outstanding issues, or at least obtain the agreement of the California DOI to remove the resolved items from the NNC before proceeding to a formal hearing process if a settlement is not reached. On August 1, 2022, the California DOI publicly announced its intention to pursue an administrative action against the Company with respect to certain outstanding issues. The Company filed a written response to the NNC on September 29, 2022. The response, consisting of a notice of defense, a motion to strike, and a motion to dismiss, challenges the NNC on procedural and substantive grounds. On November 9, 2022, the California DOI served objections and non-substantive responses to the Company's discovery requests. The Company is continuing settlement discussions with the California DOI. The parties are also conferring regarding the possible filing of an Amended NNC that would eliminate the resolved items and identify the remaining issues in dispute should the matter proceed to a hearing. The parties agreed to conduct a mediation to attempt resolution, which is currently scheduled for March 4, 2024. On November 14, 2023, the California DOI granted Consumer Watchdog's petition to intervene in the NNC, although the Company has not agreed to allow its involvement in the mediation. The Company cannot reasonably predict the likelihood, timing or outcome of any hearing process or administrative action, nor can it reasonably estimate the amount of penalties, if any.

The Company is, from time to time, named as a defendant in various lawsuits or regulatory actions incidental to its insurance business. The majority of lawsuits brought against the Company relate to insurance claims that arise in the normal course of business and are reserved for through the reserving process. For a discussion of the Company's reserving methods, see Note 1. Summary of Significant Accounting Policies.

The Company also establishes accruals for estimated liabilities for non-insurance claims related lawsuits, regulatory actions, and other contingencies when the Company believes a loss is probable and is able to estimate its potential exposure. For loss contingencies believed to be reasonably possible, the Company also discloses the nature of the loss contingency and an estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made. In addition, the Company accrues for anticipated legal defense costs associated with such lawsuits and regulatory actions. While actual losses may differ from the amounts recorded and the ultimate outcome of the Company's pending actions is generally not yet determinable, the Company does not believe that the ultimate resolution of currently pending legal or regulatory proceedings, either individually or in the aggregate, will have a material adverse effect on its financial condition or cash flows.

The Company is also involved in proceedings relating to assessments made by the FTB. See Note 11. Income Taxes.

19. Segment Information

The Company is primarily engaged in writing personal automobile insurance and provides related property and casualty insurance products to its customers through 12 subsidiaries in 11 states, principally in California.

The Company has one reportable business segment - the Property and Casualty business segment.

The Company's Chief Operating Decision Maker evaluates operating results based on pre-tax underwriting results which is calculated as net premiums earned less (a) losses and loss adjustment expenses and (b) underwriting expenses (policy acquisition costs and other operating expenses).

Expenses are allocated based on certain assumptions that are primarily related to premiums and losses. The Company's net investment income, net realized investment gains (losses), other income, and interest expense are excluded in evaluating pre-tax underwriting profit. The Company does not allocate its assets, including investments, or income taxes in evaluating pre-tax underwriting profit.

Property and Casualty Lines

The Property and Casualty business segment offers several insurance products to the Company's individual customers and small business customers. These insurance products are: private passenger automobile, which is the Company's primary business, and related insurance products such as homeowners, commercial automobile and commercial property. These insurance products are primarily sold to the Company's individual customers and small business customers, which increases retention of the Company's private personal automobile client base. The insurance products comprising the Property and Casualty business segment are sold through the same distribution channels, mainly through independent and 100% owned insurance agents, and go through a similar underwriting process.

Other Lines

The Other business segment represents net premiums written and earned from an operating segment that does not meet the quantitative thresholds required to be considered a reportable segment. This operating segment offers automobile mechanical protection warranties which are primarily sold through automobile dealerships and credit unions.

The following table presents operating results by reportable segment for the years ended:

	Year Ended December 31,								
	2023			2022			2021		
	Property & Casualty	Other	Total	Property & Casualty	Other	Total	Property & Casualty	Other	Total
	(Amounts in millions)								
Net premiums earned	$ 4,245.4	$ 29.0	$ 4,274.4	$ 3,923.6	$ 28.9	$ 3,952.5	$ 3,712.9	$ 29.0	$ 3,741.9
Less:									
Losses and loss adjustment expenses	3,502.2	15.7	3,517.9	3,347.2	15.0	3,362.2	2,746.3	13.9	2,760.2
Underwriting expenses	973.4	14.7	988.1	922.1	12.3	934.4	902.6	14.1	916.7
Underwriting (loss) gain	(230.2)	(1.4)	(231.6)	(345.7)	1.6	(344.1)	64.0	1.0	65.0
Investment income			234.6			168.4			129.7
Net realized investment gains (losses)			101.0			(488.1)			111.7
Other income			19.6			10.3			10.0
Interest expense			(24.2)			(17.2)			(17.1)
Pre-tax income (loss)			$ 99.4			$ (670.7)			$ 299.3
Net income (loss)			$ 96.3			$ (512.7)			$ 247.9

The following table presents the Company's net premiums earned and direct premiums written by line of insurance business for the years ended:

	Year Ended December 31,								
	2023			2022			2021		
	Property & Casualty	Other	Total	Property & Casualty	Other	Total	Property & Casualty	Other	Total
	(Amounts in millions)								
Private passenger automobile	$ 2,796.1	$ —	$ 2,796.1	$ 2,655.7	$ —	$ 2,655.7	$ 2,613.5	$ —	$ 2,613.5
Homeowners	957.7	—	957.7	830.6	—	830.6	698.1	—	698.1
Commercial automobile	303.9	—	303.9	267.9	—	267.9	258.6	—	258.6
Other	187.7	29.0	216.7	169.4	28.9	198.3	142.7	29.0	171.7
Net premiums earned	$ 4,245.4	$ 29.0	$ 4,274.4	$ 3,923.6	$ 28.9	$ 3,952.5	$ 3,712.9	$ 29.0	$ 3,741.9
Private passenger automobile	$ 2,841.8	$ —	$ 2,841.8	$ 2,598.9	$ —	$ 2,598.9	$ 2,640.7	$ —	$ 2,640.7
Homeowners	1,119.0	—	1,119.0	940.3	—	940.3	801.5	—	801.5
Commercial automobile	346.2	—	346.2	276.8	—	276.8	259.9	—	259.9
Other	224.9	26.6	251.5	202.1	30.4	232.5	175.4	30.0	205.4
Direct premiums written	$ 4,531.9	$ 26.6	$ 4,558.5	$ 4,018.1	$ 30.4	$ 4,048.5	$ 3,877.5	$ 30.0	$ 3,907.5

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013)*. Based upon its assessment, the Company's management believes that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on these criteria.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this 2023 Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included herein.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

Item 9B.   Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Adoption of Long-Term Incentive Plan and Initial Awards

On February 7, 2024, the Compensation Committee of the Board of Directors approved the Mercury General Corporation Long-Term Incentive Plan (the "LTIP") to provide certain key employees with the right to receive cash awards providing an opportunity to participate in the appreciation of the company's value and in order to retain these key employees and consultants and reward them for contributing to the success of the company and its subsidiaries. The LTIP is administered by the Compensation Committee of the Board of Directors. Initial awards were granted under the LTIP in February 2024, with subsequent awards to employees to be granted in the discretion of the Compensation Committee of the Board of Directors or its delegate. Participants in the LTIP may be granted a number of notional interests, or "Phantom Stock Units." Each Phantom Stock Unit represents the right to receive payment of the value of a share of the Company's common stock upon vesting. Phantom Stock Units may be granted subject to vesting conditions, which may include service-based and/or performance-based vesting conditions tied to corporate and/or individual achievement objectives. An employee must remain employed through the date of payment of an award to be eligible for any payout under the LTIP.

Also on February 7, 2024, the Compensation Committee of the Board of Directors approved awards of performance-based Phantom Stock Units ("PSUs") to the named executive officers of the Company. The named executive officers were each awarded the following "target" number of PSUs: George Joseph, 23,527 PSUs; Gabriel Tirador, 23,979 PSUs; Theodore Stalick, 11,000 PSUs; and Victor Joseph, 11,716 PSUs. The payout value of PSUs granted under the LTIP will be determined based on the achievement of specific, pre-established corporate performance objectives, and in part on individual performance, for each named executive officer during the applicable performance period. The maximum payout level with respect to the PSUs is 150% of the "target" award.

The foregoing description of the LTIP and the awards thereunder is qualified in its entirety by reference to the full text of the LTIP, which is filed as Exhibits 10.49, 10.50 and 10.51 to this Annual Report on Form 10-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10. **Directors, Executive Officers, and Corporate Governance**
Item 11. **Executive Compensation**
Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**
Item 13. **Certain Relationships and Related Transactions, and Director Independence**
Item 14. **Principal Accounting Fees and Services**

Information regarding executive officers of the Company is included in Part I. For other information called for by Items 10, 11, 12, 13 and 14, reference is made to the Company's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after December 31, 2023 and which is incorporated herein by reference.

PART IV

Item 15. **Exhibits and Financial Statement Schedules**

The following documents are filed as a part of this report:

1. Financial Statements: The Consolidated Financial Statements for the year ended December 31, 2023 are contained herein as listed in the Index to Consolidated Financial Statements on page 54.

2. Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm

Schedule I—Summary of Investments—Other than Investments in Related Parties

Schedule II—Condensed Financial Information of Registrant

Schedule IV—Reinsurance

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

Form 10-K Exhibit No.	Description of Exhibit	If Incorporated by Reference, Documents with Which Exhibit was Previously Filed with the SEC
3.1	Articles of Incorporation of the Company, as amended to date.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1997, and is incorporated herein by this reference.
3.2	Amended and Restated Bylaws of the Company.	This document was filed as an exhibit to Registrant's Form 10-Q for the quarterly period ended September 30, 2007, and is incorporated herein by this reference.
3.3	First Amendment to Amended and Restated Bylaws of the Company.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on August 4, 2008, and is incorporated herein by this reference.
3.4	Second Amendment to Amended and Restated Bylaws of the Company.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on February 25, 2009, and is incorporated herein by this reference.
3.5	Third Amendment to Amended and Restated Bylaws of the Company.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 11, 2018, and is incorporated herein by this reference.
4.1	Shareholders' Agreement dated as of October 7, 1985 among the Company, George Joseph and Gloria Joseph.	This document was filed as an exhibit to Registrant's Registration Statement on Form S-1, File No. 33-899, and is incorporated herein by this reference. (Not available on the SEC website. Filed prior to the SEC Edgar filing mandate).
4.2	Indenture, dated as of March 8, 2017, between Mercury General Corporation and Wilmington Trust, National Association.	This document was filed as an exhibit to Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 8, 2017, and is incorporated herein by this reference.
4.3	First Supplemental Indenture, dated as of March 8, 2017, between Mercury General Corporation and Wilmington Trust, National Association.	This document was filed as an exhibit to Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 8, 2017, and is incorporated herein by this reference.
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2019, and is incorporated herein by this reference.

10.1*	Profit Sharing Plan, as Amended and Restated as of March 11, 1994.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1993, and is incorporated herein by this reference. (Not available on the SEC website. Filed prior to the SEC Edgar filing mandate).
10.2*	Amendment 1994-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1994, and is incorporated herein by this reference. (Not available on the SEC website. Filed prior to the SEC Edgar filing mandate).
10.3*	Amendment 1994-II to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1994, and is incorporated herein by this reference. (Not available on the SEC website. Filed prior to the SEC Edgar filing mandate).
10.4*	Amendment 1996-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1996, and is incorporated herein by this reference.
10.5*	Amendment 1997-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1996, and is incorporated herein by this reference.
10.6*	Amendment 1998-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1997, and is incorporated herein by this reference.
10.7*	Amendment 1999-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1999, and is incorporated herein by this reference.
10.8*	Amendment 1999-II to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1999, and is incorporated herein by this reference.
10.9*	Amendment 2001-I to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2001, and is incorporated herein by this reference.
10.10*	Amendment 2002-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by this reference.
10.11*	Amendment 2002-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by this reference.
10.12*	Amendment 2003-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2004, and is incorporated herein by this reference.
10.13*	Amendment 2004-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2004, and is incorporated herein by this reference.
10.14*	Amendment 2006-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2007, and is incorporated herein by this reference.
10.15*	Amendment 2006-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2006, and is incorporated herein by this reference.
10.16*	Amendment 2007-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2007, and is incorporated herein by this reference.
10.17*	Amendment 2008-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by this reference.
10.18*	Amendment 2008-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by this reference.

10.19*	Amendment 2009-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by this reference.
10.20*	Amendment 2009-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by this reference.
10.21*	Amendment 2011-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2011, and is incorporated herein by this reference.
10.22*	Amendment 2013-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2013, and is incorporated herein by this reference.
10.23*	Amendment 2014-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2014, and is incorporated herein by this reference.
10.24*	Amendment 2014-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2014, and is incorporated herein by this reference.
10.25*	Amendment 2015-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2015, and is incorporated herein by this reference.
10.26*	Amendment 2015-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2015, and is incorporated herein by this reference.
10.27*	Amendment 2017-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2017, and is incorporated herein by this reference.
10.28*	Amendment 2019-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2018, and is incorporated herein by this reference.
10.29*	Amendment 2020-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2020, and is incorporated herein by this reference.
10.30*	Amendment 2021-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2021, and is incorporated herein by this reference.
10.31*	Amendment 2021-2 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2021, and is incorporated herein by this reference.
10.32*	Amendment 2022-1 to the Mercury General Corporation Profit Sharing Plan.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2021, and is incorporated herein by this reference.
10.33	Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company and California General Insurance Company.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.
10.34	Expense Reimbursement and Services Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and American Mercury Insurance Company.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.
10.35	Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Insurance Company of Georgia.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.
10.36	Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Indemnity Company of Georgia.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.
10.37	Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Insurance Company of Illinois.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.

10.38	Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Indemnity Company of Illinois.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.
10.39	Management Agreement effective January 1, 2002 between Mercury Insurance Services, LLC and Mercury Insurance Company of Florida and Mercury Indemnity Company of Florida.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2001, and is incorporated herein by this reference.
10.40	Management Agreement dated January 22, 1997 between Mercury County Mutual Insurance Company and Mercury Insurance Services, LLC.	This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2006, and is incorporated herein by this reference.
10.41*	Mercury General Corporation Senior Executive Incentive Bonus Plan.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 10, 2013, and is incorporated herein by this reference.
10.42*	Amended and Restated Mercury General Corporation 2005 Equity Incentive Award Plan.	This document was filed as an exhibit to the Registrant's Form 8-K filed with the Securities and Exchange Commission on November 1, 2010, and is incorporated herein by this reference.
10.43*	Form of Incentive Stock Option Agreement under the Mercury General Corporation 2005 Equity Incentive Award Plan.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 16, 2005, and is incorporated herein by this reference.
10.44*	Mercury General Corporation Annual Incentive Plan.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 2, 2011, and is incorporated herein by this reference.
10.45*	Mercury General Corporation 2015 Incentive Award Plan	This document was filed as an exhibit to Registrant's Form S-8 filed with the Securities and Exchange Commission on February 20, 2015 (File No. 333-202204), and is incorporated herein by this reference.
10.46*	Form of Restricted Stock Unit Agreement under the Mercury General Corporation 2015 Incentive Award Plan	This document was filed as an exhibit to Registrant's Form S-8 filed with the Securities and Exchange Commission on February 20, 2015 (File No. 333-202204), and is incorporated herein by this reference.
10.47*	Form of Stock Option Agreement under the Mercury General Corporation 2015 Incentive Award Plan	This document was filed as an exhibit to Registrant's Form S-8 filed with the Securities and Exchange Commission on February 20, 2015 (File No. 333-202204), and is incorporated herein by this reference.
10.48*	Form of Restricted Stock Unit Agreement under the Mercury General Corporation 2015 Incentive Award Plan (2016 and later version).	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on March 23, 2016, and is incorporated herein by this reference.
10.49*	Mercury General Corporation Long-Term Incentive Plan	Filed herewith.
10.50*	Performance Phantom Stock Unit Award Agreement under Mercury General Corporation Long-Term Incentive Plan	Filed herewith.
10.51*	Restricted Phantom Stock Unit Award Agreement under Mercury General Corporation Long-Term Incentive Plan	Filed herewith.
10.52	Amended and Restated Credit Agreement, dated as of March 31, 2021, by and among Mercury General Corporation, Bank of America, as Administrative Agent, and the Lenders party thereto.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on April 1, 2021, and is incorporated herein by this reference.
10.53	First Amendment to Amended and Restated Credit Agreement, dated as of November 18, 2022, by and among Mercury General Corporation, Bank of America, as Administrative Agent, and the Lenders party thereto.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on November 22, 2022, and is incorporated herein by this reference.

10.54	Second Amendment to Amended and Restated Credit Agreement, dated as of November 30, 2023, by and among Mercury General Corporation, Bank of America, as Administrative Agent, and the Lenders party thereto.	This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on November 30, 2023, and is incorporated herein by this reference.
19.1	Insider Trading Policies and Procedures.	Filed herewith.
21.1	Subsidiaries of the Company.	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
31.1	Certification of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 10-K and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company.	Filed herewith.
32.2	Certification of Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 10-K and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company.	Filed herewith.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation.	Filed herewith.
101.INS	XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	
101.SCH	XBRL Taxonomy Extension Schema Document.	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	

*	Denotes management contract or compensatory plan or arrangement.

Item 16.   Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCURY GENERAL CORPORATION

BY   /S/   GABRIEL TIRADOR

Gabriel Tirador
Chief Executive Officer

February 13, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ GEORGE JOSEPH **George Joseph**	Chairman of the Board	February 13, 2024
/S/ GABRIEL TIRADOR **Gabriel Tirador**	Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2024
/S/ VICTOR G. JOSEPH **Victor G. Joseph**	President and Chief Operating Officer and Director	February 13, 2024
/S/ THEODORE R. STALICK **Theodore R. Stalick**	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2024
/S/ GEORGE G. BRAUNEGG **George G. Braunegg**	Director	February 13, 2024
/S/ RAMONA L. CAPPELLO **Ramona L. Cappello**	Director	February 13, 2024
/S/ JAMES G. ELLIS **James G. Ellis**	Director	February 13, 2024
/S/ VICKY WAI YEE JOSEPH **Vicky Wai Yee Joseph**	Director	February 13, 2024
/S/ JOSHUA E. LITTLE **Joshua E. Little**	Director	February 13, 2024
/S/ MARTHA E. MARCON **Martha E. Marcon**	Director	February 13, 2024

MERCURY GENERAL CORPORATION AND SUBSIDIARIES
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
DECEMBER 31, 2023

Type of Investment	Cost	Fair Value	Amounts in the Balance Sheet
	(Amounts in thousands)		
Fixed maturity securities:			
U.S. government bonds	$ 174,903	$ 174,450	$ 174,450
Municipal securities	2,797,971	2,777,258	2,777,258
Mortgage-backed securities	201,727	186,887	186,887
Corporate securities	626,723	599,630	599,630
Collateralized loan obligations	486,984	484,947	484,947
Other asset-backed securities	106,675	96,164	96,164
Total fixed maturity securities	4,394,983	4,319,336	4,319,336
Equity securities:			
Common stock	497,543	597,888	597,888
Non-redeemable preferred stock	64,860	51,563	51,563
Private equity funds measured at net asset value [1]	92,536	81,242	81,242
Total equity securities	654,939	730,693	730,693
Short-term investments	179,375	178,491	178,491
Total investments	$ 5,229,297	$ 5,228,520	$ 5,228,520

---

[1] The fair value is measured using the NAV practical expedient. See Note 4. Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information.

See accompanying Report of Independent Registered Public Accounting Firm

MERCURY GENERAL CORPORATION AND SUBSIDIARIES
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
DECEMBER 31, 2022

Type of Investment	Cost	Fair Value	Amounts in the Balance Sheet
	(Amounts in thousands)		
Fixed maturity securities:			
U.S. government bonds	$ 159,256	$ 158,607	$ 158,607
Municipal securities	2,794,476	2,737,183	2,737,183
Mortgage-backed securities	184,936	166,260	166,260
Corporate securities	607,945	569,553	569,553
Collateralized loan obligations	332,859	320,252	320,252
Other asset-backed securities	147,318	136,456	136,456
Total fixed maturity securities	4,226,790	4,088,311	4,088,311
Equity securities:			
Common stock	463,940	558,169	558,169
Non-redeemable preferred stock	64,686	51,236	51,236
Private equity funds measured at net asset value [1]	140,217	90,147	90,147
Total equity securities	668,843	699,552	699,552
Short-term investments	123,928	122,937	122,937
Total investments	$ 5,019,561	$ 4,910,800	$ 4,910,800

_____

[1] The fair value is measured using the NAV practical expedient. See Note 4. Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information.

See accompanying Report of Independent Registered Public Accounting Firm

MERCURY GENERAL CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS

	December 31,	
	2023	**2022**
	(Amounts in thousands)	
ASSETS		
Investments, at fair value:		
Fixed maturity securities (amortized cost $9,979; $10,908)	$ 9,949	$ 10,907
Equity securities (cost $17,227; $35,041)	28,027	51,416
Short-term investments (cost $571; $27,057)	571	27,059
Investment in subsidiaries	2,084,346	1,833,372
Total investments	2,122,893	1,922,754
Cash	4,698	6,218
Accrued investment income	141	149
Amounts receivable from affiliates	503	516
Current income taxes	5,148	55,777
Deferred income taxes	1,544	1,072
Income tax receivable from affiliates	15,161	12,865
Other assets	1,499	1,493
Total assets	$ 2,151,587	$ 2,000,844
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 573,729	$ 398,330
Amounts payable to affiliates	2,753	90
Income tax payable to affiliates	21,209	75,079
Other liabilities	5,751	5,214
Total liabilities	603,442	478,713
Commitments and contingencies		
Shareholders' equity:		
Common stock	98,947	98,947
Retained earnings	1,449,198	1,423,184
Total shareholders' equity	1,548,145	1,522,131
Total liabilities and shareholders' equity	$ 2,151,587	$ 2,000,844

See accompanying notes to condensed financial information.
See accompanying Report of Independent Registered Public Accounting Firm

MERCURY GENERAL CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Revenues:			
Net investment income	$ 2,998	$ 2,696	$ 2,560
Net realized investment gains (losses)	1,431	(12,969)	26,523
Total revenues	4,429	(10,273)	29,083
Expenses:			
Other operating expenses	2,526	2,446	2,627
Interest	24,129	17,178	17,088
Total expenses	26,655	19,624	19,715
(Loss) income before income taxes and equity in net income (loss) of subsidiaries	(22,226)	(29,897)	9,368
Income tax (benefit) expense	(4,379)	(10,234)	4,930
(Loss) income before equity in net income (loss) of subsidiaries	(17,847)	(19,663)	4,438
Equity in net income (loss) of subsidiaries	114,183	(493,009)	243,499
Net income (loss)	$ 96,336	$ (512,672)	$ 247,937

See accompanying notes to condensed financial information.
See accompanying Report of Independent Registered Public Accounting Firm

MERCURY GENERAL CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(Amounts in thousands)		
Cash flows from operating activities:			
Net cash (used in) provided by operating activities	$ (14,703)	$ 225	$ (36,662)
Cash flows from investing activities:			
Capital contribution to subsidiaries	(150,000)	—	—
Capital distribution from subsidiaries	—	3,431	—
Distributions received from special purpose entities	6,210	2,904	5,199
Dividends received from subsidiaries	—	—	191,000
Fixed maturity securities available for sale in nature			
Purchases	—	(11,905)	—
Sales	—	1,000	—
Calls or maturities	955	—	—
Equity securities available for sale in nature			
Purchases	(1,172)	(5,307)	(13,151)
Sales	25,848	48,215	38,092
Decrease (increase) in short-term investments	26,481	(6,268)	(16,172)
Other, net	183	667	791
Net cash (used in) provided by investing activities	(91,495)	32,737	205,759
Cash flows from financing activities:			
Dividends paid to shareholders	(70,322)	(105,482)	(140,226)
Proceeds from stock options exercised	—	—	215
Proceeds from bank loan	175,000	25,000	—
Net cash provided by (used in) financing activities	104,678	(80,482)	(140,011)
Net (decrease) increase in cash	(1,520)	(47,520)	29,086
Cash:			
Beginning of year	6,218	53,738	24,652
End of year	$ 4,698	$ 6,218	$ 53,738
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Interest paid	$ 22,959	$ 16,611	$ 16,590
Income taxes paid (refunded), net	$ 1,630	$ (14,102)	$ 18,841

See accompanying notes to condensed financial information.
See accompanying Report of Independent Registered Public Accounting Firm

MERCURY GENERAL CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION

The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report.

Distributions received from Special Purpose Investment Vehicles

From time to time, the Company forms special purpose investment vehicles to facilitate its investment activities involving derivative instruments such as total return swaps, or limited partnerships such as private equity funds. For the three years ended December 31, 2023, the Company had two such special purpose investment vehicles: Fannette Funding LLC and Animas Funding LLC. These special purpose investment vehicles are consolidated into the Company. Creditors have no recourse against the Company in the event of default by these special purpose investment vehicles. The Company had no implied or unfunded commitments to these entities at December 31, 2023 and 2022. The Company's financial or other support provided to these entities and its loss exposure are limited to its collateral and original investment. Mercury General received distributions of $6.2 million, $2.9 million, and $5.2 million in 2023, 2022, and 2021, respectively, from these special purpose investment vehicles.

Dividends received from Subsidiaries

Dividends of $0, $0 and $191 million were received by Mercury General from its 100% owned insurance subsidiaries in 2023, 2022 and 2021, respectively, and were recorded as a reduction to investment in subsidiaries.

Capitalization of Insurance Subsidiaries

Mercury General made capital contributions to its insurance subsidiaries of $150 million, $0 and $0 in 2023, 2022 and 2021, respectively. In addition, Mercury General received a capital distribution from its insurance subsidiaries of $0, $3,431,433, and $0 in 2023, 2022 and 2021, respectively. The capital distribution for 2022 was related to the dissolution of an insurance subsidiary in November 2022, pursuant to which Mercury General received the complete return of its invested capital.

Notes Payable

On March 8, 2017, Mercury General completed a public debt offering issuing $375 million of senior notes. The notes are unsecured senior obligations of Mercury General, with a 4.4% annual coupon payable on March 15 and September 15 of each year commencing September 15, 2017. These notes mature on March 15, 2027. The Company used the proceeds from the notes to pay off the total outstanding balance of $320 million under the existing loan and credit facility agreements and terminated the agreements on March 8, 2017. The remainder of the proceeds from the notes was used for general corporate purposes. Mercury General incurred debt issuance costs of approximately $3.4 million, inclusive of underwriters' fees. The notes were issued at a slight discount of 99.847% of par, resulting in the effective annualized interest rate, including debt issuance costs, of approximately 4.45%.

On March 31, 2021, the Company entered into an unsecured $75 million five-year revolving credit facility. On November 18, 2022, the Company entered into the First Amendment to this credit facility. The First Amendment extended the maturity date of the loan to November 16, 2026 from March 31, 2026 with possible further extension if certain conditions are met, increased the aggregate commitments by all the lenders to $200 million from $75 million, and replaced the LIBOR with the term SOFR. On November 30, 2023, the Company entered into the Second Amendment to this credit facility, which further increased the aggregate commitments by all the lenders to $250 million from $200 million. The interest rates on borrowings under the credit facility are based on the Company's debt to total capital ratio and range from Term SOFR plus 112.5 basis points when the ratio is under 20% to Term SOFR plus 150.0 basis points when the ratio is greater than or equal to 30%. Commitment fees for the undrawn portions of the credit facility range from 12.5 basis points when the ratio is under 20% to 22.5 basis points when the ratio is greater than or equal to 30%. The debt to total capital ratio is expressed as a percentage of (a) consolidated debt to (b) consolidated shareholders' equity plus consolidated debt. The Company's debt to total capital ratio was 27.1% at December 31, 2023, resulting in a 17.5 basis point commitment fee on any undrawn portion of the credit facility. As of February 13, 2024, a total of $200 million was drawn under this facility on a three-month revolving basis at an annual interest rate of approximately 6.84%, with $50 million available to be drawn. The Company contributed $150 million of the

total amount drawn to the surplus of its consolidated insurance subsidiaries, and used the remainder for general corporate purposes.

Federal Income Taxes

The Company files a consolidated federal income tax return for the following entities:

Mercury Casualty Company	Mercury Indemnity Company of America
Mercury Insurance Company	Mercury Select Management Company, Inc.
California Automobile Insurance Company	Mercury Insurance Services LLC
California General Underwriters Insurance Company, Inc.	AIS Management LLC
Mercury Insurance Company of Illinois	Auto Insurance Specialists LLC
Mercury Insurance Company of Georgia	PoliSeek AIS Insurance Solutions, Inc.
Mercury Indemnity Company of Georgia	Animas Funding LLC
American Mercury Insurance Company	Fannette Funding LLC
American Mercury Lloyds Insurance Company	Mercury Plus Insurance Services LLC
Orion Indemnity Company	Mercury Information Technology Services LLC
Mercury County Mutual Insurance Company	Mercury (Shanghai) Information Technology Services Co., Ltd.

The method of allocation between the companies is subject to an agreement approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses incurred by the insurance subsidiaries to the extent it can be used in the current consolidated return.

MERCURY GENERAL CORPORATION AND SUBSIDIARIES

REINSURANCE
THREE YEARS ENDED DECEMBER 31,

Property and Liability Insurance Earned Premiums

	2023	2022	2021
	(Amounts in thousands)		
Direct amounts	$ 4,368,342	$ 4,022,611	$ 3,793,664
Ceded to other companies	(109,445)	(80,950)	(65,017)
Assumed	15,481	10,821	13,301
Net amounts	$ 4,274,378	$ 3,952,482	$ 3,741,948

Corporate Information

Mercury General Corporation
Corporate Headquarters
4484 Wilshire Boulevard, Los Angeles, California 90010
Phone: (323) 937-1060 | Fax: (323) 857-7116

Subsidiaries
Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Indemnity Company of America
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
Mercury Select Management Company, Inc.
Auto Insurance Specialists LLC
AIS Management LLC
PoliSeek AIS Insurance Solutions, Inc.
Animas Funding LLC**
Fannette Funding LLC**
Orion Indemnity Company
Mercury Plus Insurance Services LLC
Mercury Information Technology Services LLC
Mercury (Shanghai) Information Technology Services Co., Ltd.

Corporate Counsel
Latham & Watkins LLP – Los Angeles, California

Independent Auditors
KPMG LLP – Los Angeles, California

Transfer Agent & Registrar
Computershare
P.O. Box 43078
Providence, RI 02940-3078
(800) 522-6645
www.computershare.com/investor

Shareholder Communications
For access to all news releases and other relevant company information, visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

Annual Meeting
The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 8, 2024, at 10:00 a.m. Pacific Time at the corporate headquarters of the Company located at 4484 Wilshire Boulevard, Los Angeles, California. There were approximately 142 holders of record on February 29, 2024.

SEC Form 10-K
Additional copies of this report, which includes the Company's annual report filed with the Securities and Exchange Commission on Form 10-K, will be made available, without charge, upon written request to the Company's Chief Financial Officer at the corporate headquarters or on the website at www.mercuryinsurance.com.

*Not owned but controlled by Mercury General Corporation

**Special purpose investment vehicle



























MERCURY
GENERAL CORPORATION

Our Products

- Private Passenger Automobile Insurance
- Homeowners Insurance
- Condo Insurance
- Renters Insurance
- Landlord Insurance
- Umbrella Insurance
- Mechanical Protection
- Commercial Automobile Insurance
- Business Insurance
- Optional Residence Insurance

Environmental Benefits Statement

To minimize our environmental impact, the Mercury General Corporation 2023 Annual Report was printed on paper containing fibers from environmentally appropriate, socially beneficial and economically viable forest resources.

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C018793